2009 Annual Report



G&K SERVICES

About G&K

G&K Services is a market leader in branded identity apparel programs and facility services. For more than 100 years, we have been committed to enhancing image and safety in the workplace.

Our expertise extends beyond rental and direct purchase work uniforms to facility services, food safety solutions, cleanroom capabilities, flame resistant programs and high-visibility offerings.

Founded in 1902, G&K Services today has nearly 8,500 employees serving more than 175,000 customers. We are headquartered in Minneapolis, Minnesota, with more than 170 facilities in North America and Europe. G&K Services' shares are traded on the **NASDAQ Global Select Market** under the symbol **GKSR**.

From Lenny Pippin, Chairman of the Board:

G&K Services is at an important juncture. Like so many other companies today, G&K is faced with unprecedented economic conditions and changing business dynamics. Such circumstances demand a fresh leadership perspective — not only to address current economic challenges, but to improve long-term operating performance and further position the company to capture future growth opportunities. To that end, we made such a change in May 2009, and named Doug Milroy G&K Services' new chief executive officer.

Doug succeeds Rick Marcantonio, who served G&K for nearly seven years. On behalf of the board, I extend our thanks to Rick.

The board of directors is excited to welcome Doug to his new position. We are fully confident in his abilities to lead G&K to stronger financial performance. Doug has served as G&K's president, direct purchase and business development, and brings a fresh perspective to G&K. Prior to joining G&K in November 2006, Doug held senior positions with Ecolab, Inc., FMC Corporation and McKinsey & Company.

Doug enters the role with a proven track record of leading large teams and global businesses for more than 20 years. He brings the ability to deliver results, and has valuable experience working in both international and domestic markets. Doug leads an experienced senior management team, including G&K's chief financial officer and newly promoted executive vice president, Jeff Wright. We welcome both Doug and Jeff to G&K's Board of Directors.

The board also extends our appreciation to all G&K employees for their continued focus and commitment as we move the company forward. The team at G&K has embarked on an ambitious path to refocus and reshape the company, which is well supported by the board. We are confident that they will lead the company to long-term success.



Lenny Pippin
Chairman of the Board and Presiding Director

The team at G&K has embarked on an ambitious path to refocus and reshape the company, which is well supported by the board. We are confident that they will lead the company to long-term success.



Executing this new game plan, together with a continuing reliance on our strong team, positions G&K to be a much stronger and more profitable business in the future.

Douglas A. Milroy
Chief Executive Officer

To our shareholders:

At G&K, fiscal 2009 was a challenging and disappointing year. Clearly we operated in a difficult economic environment. However, our performance was not as strong as it needs to be — and we're working aggressively to fix that fact.

2009 Results

For the fiscal year, revenue totaled $936.0 million, a 6.6 percent decline compared to the prior year. The lower revenue was primarily attributable to deterioration in our customers' employment levels and the impact from the reduction in the value of the Canadian dollar.

G&K's fiscal year net loss totaled $3.94 per diluted share. The net loss was due to several unusual charges related to asset impairment, cost reduction activities and other items. Excluding these charges, which totaled $5.24 per diluted share, our fiscal 2009 adjusted earnings totaled $1.30 per diluted share, down from $2.27 in the prior year.

Throughout the year we focused on improving revenue growth, lowering our cost structure and maximizing cash flow. As a result, we generated cash flow from operations of $103.2 million, the highest ever for the company. In addition, fiscal 2009 free cash flow of $79.9 million was also a record for G&K.

Reshaping G&K

Clearly there are economic challenges ahead. However, G&K has a foundation of strengths on which to build. We have a large customer base with ongoing needs for our services. Our solid business model is built on long-term contracts and generates strong cash flow by providing weekly service to a diverse base of customers. Additionally, we operate a comprehensive network of processing and service facilities — which creates a significant barrier to entry. Most importantly, we have a dedicated team that knows they can take our performance to a higher level.

To that end, we've refocused our entire business around a game plan that addresses the basic drivers of profitability, focusing on earning our right to grow. First and foremost, we're redoubling our efforts around customer satisfaction, driving a simple focus on completely satisfying customer needs. This is the cornerstone of G&K. It's the defining reason why customers choose us, why they stay with us, why they buy more from us and why they refer others to us. In other words, satisfied customers drive growth, the lifeblood of any company.

Next, we're driving a relentless focus on the basics of day-to-day execution — this is the real hallmark of a great business. Solid, consistent execution ensures a strong core business. Near term, we will undertake fewer new initiatives and programs; however, we'll execute those investments with a much sharper attention to achieving expected returns.

Additionally, we will continue to increase our cost management focus. This includes more than just scaling G&K for today's environment; it's driving an overall leaner cost structure — looking across our entire business system and eliminating low value-added activities.

Finally, we're addressing certain specific underperforming businesses and locations. Like any company of our size, we have a spectrum of performance and we are tackling the bottom end of that range.

Clearly, this new and different game plan is reshaping G&K. Executing this new game plan, together with a continuing reliance on our strong team, positions G&K to be a much stronger and more profitable business in the future.

Looking Ahead

I want to thank G&K's Board of Directors for entrusting me with the role of chief executive officer — I'm honored and humbled by the directors' confidence.

We employ nearly 8,500 people who are committed to excellence in serving our customers. G&K has a talented and experienced team, a solid financial base and a strong foundation for growth. I look forward to working with the entire team to successfully lead G&K through this difficult economic period, improving the company's operating performance and further positioning the company for sustainable and profitable growth, leading to increased value for all our stakeholders.

Regards,

Douglas A. Milroy
Chief Executive Officer

G&K has a talented and experienced team, a solid financial base and a strong foundation for growth.

Revenues
(dollars in millions)


789
881
930
1,002
$936
'05
'06
'07
'08
'09

Adjusted Earnings per Diluted Share


1.78
1.97
2.02
2.27
$1.30*
'05
'06
'07
'08
'09

*Excludes Q3 goodwill and other impairment charges and Q4 leadership transition charges

Cash Flows from Operating Activities
(dollars in millions)


64
70
80
103
$103
'05
'06
'07
'08
'09

G&K Services
At-a-Glance



G&K Apparel Rental Services

When customers rent workwear uniforms from G&K, they get more than just a clean garment. Our branded identity apparel for rent or lease includes workwear, specialty and safety type apparel — customized to the unique image, safety and security needs of our customers. G&K takes care of everything from start to finish.



G&K Facility Services

Our comprehensive facility service products like mats, mops, toweling and a full suite of restroom supplies may reduce the risk of injury, help improve productivity, and decrease the spread of germs. G&K helps customers create a positive and lasting impression by increasing cleanliness, hygiene and safety in the workplace.



Lion Uniform Group

Lion, a direct purchase uniform division, strategically partners with customers to build their brand and image through value-added services, including capabilities in design, sourcing, program management, distribution and customer service. Lion focuses on very specific, targeted markets, such as transportation, security, retail and business services.



GK IS Direct™ Image and Safety Solutions℠

GK IS Direct™ catalog offers a wide selection of apparel, safety items and accessories for purchase — including exclusive representation of Dockers® San Francisco and the UTILI-KHAKI™ from Signature by Levi Strauss & Company™ for the workplace. These solutions are ideal for customer-facing employees, gifts of appreciation, tradeshows and company events.



G&K Cleanroom Services
Our integrated, world-class cleanroom garments and process controls help customers meet the stringent cleanroom control requirements. G&K's facilities and unique expertise provide quality assurance, consistency and process efficiency to customers where contamination control is paramount.



GK ProTect® Flame Resistant Safety Solutions
Our GK ProTect® safety solutions offer customers a range of specially-developed protective solutions, including proprietary flame-resistant apparel that can help provide flash fire and arc flash protection, as well as high visibility garments ideal for hazardous work environments.



GK ProSura® Food Safety Solutions
G&K's patented ProSura® program offers customers in food processing, grocery and restaurant environments unique solutions for their special needs in mitigating cross-contamination — including BioSmart®, a textile technology that binds chlorine to fabric and kills many common viruses and bacteria throughout the workday.

Eleven-Year Summary
G&K Services, Inc. and Subsidiaries

	2009	2008	2007	2006	2005	2004[1]	2003	2002	2001	2000[1]	1999
Per Share (diluted)											
Revenues	**$ 50.90**	$ 49.44	$ 43.39	$ 41.45	$ 36.86	$ 35.09	$ 34.10	$ 32.80	$ 32.09	$ 30.55	$ 27.56
Assets	**46.29**	51.94	46.29	44.75	42.20	38.41	37.64	33.00	30.31	29.04	26.40
Equity	**23.78**	27.49	27.63	25.76	22.42	20.55	18.55	16.58	14.79	13.26	11.43
Earnings[2]	**(3.94)**	2.27	2.02	1.97	1.78	1.61	1.54	1.75	1.56	1.74	1.76
Dividends	**0.28**	0.20	0.16	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Price: High	**38.15**	44.46	40.06	43.10	45.25	40.96	37.00	41.60	30.25	54.00	56.25
Low	**15.32**	28.08	31.12	34.17	35.97	28.26	21.57	21.86	17.00	14.75	39.75
Income Data (000s)											
Revenues	**$935,965**	$1,002,395	$929,542	$880,843	$788,775	$733,447	$705,588	$677,591	$656,381	$625,855	$565,245
Operating Income/(Loss)[3]	**(76,043)**	90,523	79,362	74,863	72,666	66,221	65,970	73,456	70,483	76,140	76,821
Interest Expense	**(13,996)**	(15,543)	(13,901)	(13,226)	(11,338)	(11,966)	(13,691)	(13,609)	(17,239)	(16,702)	(17,213)
Pretax Income/(Loss)[3]	**(90,039)**	74,980	65,461	61,637	61,328	54,255	52,279	59,847	53,244	59,438	59,608
Income Taxes	**(17,575)**	28,901	22,271	19,786	23,149	20,617	20,433	23,708	21,405	23,864	23,573
Net Income/(Loss)[4]	**(72,464)**	46,079	43,190	41,851	38,179	33,638	31,846	36,139	31,839	35,574	36,035
Average Diluted Shares Outstanding	**18,389**	20,277	21,424	21,253	21,400	20,900	20,691	20,660	20,457	20,487	20,509
Balance Sheet (000s)											
Current Assets	**$255,078**	$ 292,457	$276,727	$271,237	$236,511	$207,367	$192,044	$185,810	$188,671	$176,302	$162,806
Net Fixed Assets	**216,736**	253,041	255,996	249,001	243,307	240,609	250,757	230,530	225,965	216,434	198,435
Total Assets	**851,168**	1,053,174	991,814	951,092	903,169	802,747	778,806	681,699	619,963	594,952	541,432
Current Liabilities	**119,302**	123,200	163,244	129,021	132,686	119,594	95,526	73,568	127,772	115,938	78,386
Long-Term Debt	**224,781**	280,428	149,005	195,355	210,462	184,305	236,731	214,977	148,951	167,345	193,952
Stockholders' Equity	**437,356**	557,476	591,988	547,388	479,750	429,462	383,720	342,503	302,585	271,674	234,442
Cash Flow Data (000s)											
Cash from Operations	**$103,180**	$ 103,058	$ 80,389	$ 69,521	$ 63,534	$ 96,267	$ 96,913	$ 79,679	$ 84,930	$ 83,314	$ 59,381
Property, Plant and Equipment Additions, Net	**(23,330)**	(27,057)	(31,515)	(31,968)	(19,408)	(17,349)	(31,403)	(29,156)	(34,115)	(43,699)	(37,974)
Ratio Analysis (%)											
Operating Margin[3]	**(8.1)%**	9.0%	8.5%	8.5%	9.2%	9.0%	9.3%	10.8%	10.7%	12.2%	13.6%
Pretax Margin[3]	**(9.6)%**	7.5%	7.0%	7.0%	7.8%	7.4%	7.4%	8.8%	8.1%	9.5%	10.5%
Effective Tax Rate	**19.5%**	38.5%	34.0%	32.1%	37.7%	38.0%	39.1%	39.6%	40.2%	40.1%	39.5%
Net Margin[4]	**(7.7)%**	4.6%	4.6%	4.8%	4.8%	4.6%	4.5%	5.3%	4.9%	5.7%	6.4%
Return on Assets[4], [5]	**(6.9)%**	4.6%	4.5%	4.6%	4.8%	4.3%	4.7%	5.8%	5.4%	6.6%	6.8%
Return on Average Equity[4]	**(14.6)%**	8.0%	7.6%	8.1%	8.4%	8.3%	8.8%	11.2%	11.1%	14.1%	16.7%

[1] The company utilizes a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 and 2000 results are based on 53 weeks, whereas the remaining years shown reflect 52 weeks.

[2] Fiscal 2009 results include $5.13 and $0.11 per diluted share charges for goodwill and other impairment charges and leadership transition charges, respectively.

[3] Fiscal 2009 results include $126,719 and $2,986 pretax charges for goodwill and other impairment charges and leadership transition charges, respectively.

[4] Fiscal 2009 results include $94,358 and $2,019 after-tax charges for goodwill and other impairment charges and leadership transition charges, respectively.

[5] Based on beginning amounts.

Annual Report on Form 10-K

Proxy Statement for the

2009 Annual Meeting of Shareholders


2009
G&K Services, Inc.
For the fiscal year ending June 27, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


G&K SERVICES

(Mark One)

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended June 27, 2009

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-4063

G&K SERVICES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	**41-0449530**
(State of incorporation)	(I.R.S. Employer Identification No.)

5995 Opus Parkway
Minnetonka, Minnesota 55343
(Address of principal executive offices)

Registrant's telephone number, including area code (952) 912-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Stock (par value $0.50 per share)	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(b) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting stock of registrant held by non-affiliates of the registrant on December 27, 2008 (the last business day of the registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, and was approximately $361,324,731.

On August 17, 2009, there were outstanding 18,507,964 shares of the registrant's Class A Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in November 2009, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

G&K Services, Inc.
Form 10-K
For the fiscal year ended June 27, 2009

Table of Contents

Item 1. Business

G&K Services, Inc., founded in 1902 and is headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. We believe that the existing North American rental market is approximately $7.0 billion, while the existing portion of the direct sale market targeted by us is approximately $5.0 billion.

We have over 170 locations in North America and Europe. These locations service customers in 88 of the top 100 metropolitan markets (MSAs) in the United States and Canada, including all of the top 30 MSAs.

We target our marketing efforts towards customers and industries in market segments that are expanding and need corporate image, safety or facility services solutions. Our marketing efforts focus on providing solutions that feature proprietary products and processes to meet stringent customer needs. Further, we are dedicated to providing high levels of product quality, consistent customer-centric service through multiple sales channels and best in class program management abilities.

Customers, Products and Services

We serve over 175,000 customers, from Fortune 100 companies to small and midsize firms. No single customer represents more than 1.5% of our total revenues. We serve customers in virtually all industries, including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants, hospitality, and many others. Over 1.2 million people wear our uniforms every work day.

Our full-service business apparel and facility services programs provide rental or purchase options to meet varied customer needs including heavy-industrial, light-manufacturing, service businesses, corporate casual and executive apparel markets. In addition, we offer cleanroom garments and process control services to meet the needs of high-technology customers.

We believe that customers use branded identity apparel programs to meet a variety of critical business needs that enhance image and safety in the workplace, including:

- Organization safety and security – uniforms help identify employees working for a particular organization or department.
- Brand awareness – uniforms promote a company's brand identity and employees serve as "walking billboards."
- Image – uniforms help companies project a professional image through their employees and frame the perception of credibility, knowledge, trust and a commitment to quality to their customers. Uniformed employees are perceived as trained, competent and dependable.
- Employee retention – uniforms enhance worker esprit de corps and help build a teamwork attitude in addition to providing a tangible employee benefit.
- Worker protection – uniforms help protect workers from difficult environments such as heavy soils, heat, flame or chemicals.
- Product protection – uniforms and facility services help protect products against sources of contamination in the food, pharmaceutical, electronics and health care industries.

We provide our apparel-rental customers with a full range of services and solutions. A consultative approach is used to advise and assist our customers in creating specialized solutions which include garment application decisions, setting service and distribution requirements and choosing the appropriate fabrics, styles and colors to meet their branding, identity and safety needs. We can quickly source and access new and used garments to provide rapid response as customer needs change due to increases, decreases or turnover in their work force. Professional cleaning, finishing, repair, embellishment and replacement of uniforms in use is a normal part of the rental service. Soiled uniforms are picked up at the customer's location and returned clean and in good condition on a service cycle frequency that meets the needs of the customer with all merchandise subject to a rigorous seven point inspection program. The most common service cycle provides for weekly service.

Uniform rental programs offer flexibility in styles, colors and quantities as customer requirements change; assure consistent image with professional cleaning, finishing, repair and replacement of items in use; and provide freedom from the operating, labor, energy and maintenance expense, environmental exposure and management time necessary to administer an in house laundry.

Our facility services programs provide a wide range of dust control, maintenance, hand care and hygiene products and services. They include several floor mat offerings (traction control, logo, message, scraper and anti-fatigue), dust, microfiber and wet mops, wiping towels, fender covers, selected linen items and restroom hygiene products. These products support customers' efforts in maintaining a clean, safe and attractive environment within their facilities for their employees and customers.

We also offer direct sale of apparel through comprehensive uniform programs and through catalog programs. Comprehensive direct sale uniform programs to large national account customers are provided through our Lion Uniform Group (Lion). Lion serves many different industries and specializes in serving the security, transportation, airline and convenience store/retail industries. They handle all aspects of the uniform program, including design, sourcing, inventory management, distribution, embellishment, information reporting, customer service and program management. The direct sale uniform programs can be used for departments and/or customers that require highly customized and branded apparel particularly for customer facing employees, or for workers who don't start at the same location each day and need uniform apparel they can launder themselves and can be a more economical approach for high turnover positions. Direct sale and custom-embroidered logo apparel catalog programs are also offered to meet customer branded identity needs. Our catalog programs can be used for employee rewards and recognition, trade shows, events or customer/vendor appreciation programs.

Acquisitions

We have participated in the industry consolidation from many family owned and small local providers to several large providers. Our acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and further leverage our existing production facilities.

We did not complete any acquisitions during fiscal 2009; however, we did make several small acquisitions in fiscal 2008 and 2007. The pro forma effects of these acquisitions, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate. The total purchase consideration, including related acquisition costs of these transactions, was $63.8 million and $47.0 million in fiscal 2008 and 2007, respectively. The total purchase price exceeded the estimated fair values of assets acquired and liabilities assumed by $51.7 million and $27.8 million in fiscal 2008 and 2007, respectively.

Competition

Customers in the corporate identity apparel and facility services industry choose suppliers primarily based upon the quality, fit, comfort, price and breadth of products offered, the fit with their unique business environment and brand positioning needs, and the excellence of the service they receive. While we rank among the nation's largest garment rental suppliers, we encounter competition from many companies in the geographic areas we serve. Competitors include large publicly held companies such as Cintas Corporation, UniFirst Corporation and others. We also compete with numerous regional and local businesses that vary by geographic region. We believe that we compete effectively in our lines of business because of the quality and breadth of our product line, segmented marketing solutions that meet customers' unique needs, the service excellence we provide, and our proven ability as a trusted outsource partner.

Manufacturing and Suppliers

We manufactured approximately 55% of the uniform garments that we placed into service in fiscal 2009. These garments are manufactured primarily at our facility located in the Dominican Republic. Various outside vendors are used to supplement our additional product needs, including garments, floor mats, dust mops, wiping towels, linens and related products. We are not aware of any circumstances that would limit our ability to obtain raw materials to support the manufacturing process or to obtain garments or other items to meet our customers' needs.

Environmental Matters

Our operations, like those of our competitors, are subject to various federal, state and/or local laws respecting the environment, including potential discharges into wastewater and air, and the generation, handling, storage, transportation and disposal of waste and hazardous substances. We generate certain amounts of waste in connection with our laundry operations, including detergent wastewater, wastewater sludge, waste oil and other residues. Some of these wastes are classified as hazardous wastes under these laws. We continue to make significant investments in properly handling and disposing of these wastes to ensure compliance with these regulations.

We discuss certain legal matters in this Annual Report on Form 10-K under Part I, "Item 1A. Risk Factors – Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results" and "Item 3. Legal Proceedings" and under Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Environmental Matters" and "Item 8. Financial Statements and Supplementary Data" in Note 13 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements." Any environmental liability relating to such matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our results of operations or financial position. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters, claims and environmental contingencies, based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not expected to have a material adverse effect on our results of operations of financial position. While we believe the possibility is remote, there is a potential that we may incur additional losses in excess of established reserves due to the imposition of clean-up obligations, the discovery of alleged contamination or other changes within and outside of our control.

Employees

Our U.S. operations had approximately 6,900 employees as of June 27, 2009, which includes approximately 3,500 production employees and 3,400 sales, office, route and management personnel. Unions represent approximately 11% of our U.S. employees. Management believes its U.S. employee relations are satisfactory.

Our Canadian operations had approximately 1,600 employees as of June 27, 2009, which includes approximately 900 production employees and 700 sales, office, route and management personnel. Unions represent approximately 50% of our Canadian employees. Management believes its Canadian employee relations are satisfactory.

Foreign and Domestic Operations

Financial information relating to foreign and domestic operations is set forth in Note 14 of our consolidated financial statements included in Item 8 of this Form 10-K.

Intellectual Property

We own a portfolio of registered trademarks, trade names and licenses, and certain U.S. and foreign process and manufacturing patents relating to our business. These proprietary properties, in the aggregate, constitute a valuable asset. Among these are the trademarks and trade names G&K Services®, G&K TeamWear®, G&K First Step® Facility Services, G&K ProSura™ food safety solutions, G&K ProTect™ personal safety protection, and G&K Exceed™ performance fabric brands, various logos and marketing themes and collateral. We do not believe, however, that our business is dependent upon any single proprietary property or any particular group of proprietary properties.

Seasonality and Working Capital
We do not consider our business to be seasonal to any extent or subject to any unusual working capital requirements.

Available Information
Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.gkservices.com. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report on Form 10-K. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions or assumption of unknown liabilities in connection with acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, loss of key management, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, failure to achieve and maintain effective internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation or governmental investigation, higher assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, disruptions in capital markets, the liquidity of counterparties in financial transactions, changes in federal and state tax laws, economic uncertainties caused by the current recession and the reactions of competitors in terms of price and service. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made except as required by law.

Also note that we provide the following cautionary discussion of risks, uncertainties and assumptions relevant to our businesses. Actual results may differ from certain assumptions we have made causing actual events to vary from expected results. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.
General economic conditions may adversely affect our financial performance. Continued higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for our products and services. Increases in labor costs, including healthcare and insurance costs, higher material costs for items, such as linens and textiles, higher fuel and other energy costs, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental and direct sales and selling and administrative expenses and could adversely affect our operating results.

Increased competition could adversely affect our financial performance.
We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the primary competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which could be detrimental to our operating results. Our competitors also generally compete with us for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing such services. These competitive pressures could adversely affect our sales and operating results.

We periodically review the carrying value of goodwill for possible impairment; if future circumstances indicate that goodwill is impaired, we could be required to write down amounts of goodwill and record impairment charges.
In fiscal 2009, we recorded a non-cash impairment charge of $107.0 million, which reduced the carrying value of our goodwill to $319.9 million as of June 27, 2009. We continue to monitor relevant circumstances, including customer spending levels, general economic conditions and the market price for our common stock, and the potential impact that such circumstances might have on the valuation of our goodwill. It is possible that changes in such circumstances, or in the numerous variables associated with the judgments, assumptions and estimates made by us in assessing the appropriate valuation of our goodwill, could in the future require us to

further reduce our goodwill and record related non-cash impairment charges. If we were required to further reduce our goodwill and record related non-cash impairment charges, our financial position and results of operations would be adversely affected.

Risks associated with the suppliers from whom our products are sourced could adversely affect our operating results.
The products we sell are sourced from a variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. All of our suppliers must comply with applicable laws, including, without limitation, labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our operating results.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results.
Our operating locations are subject to stringent environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing the potential discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including, without limitation, clean-up costs, fines and sanctions and claims by regulators or third parties for property damage and personal injury, as a result of violations or liabilities under these laws and regulations. We could also be required, as a result of violations of these laws and regulations, to reduce or cease use of certain equipment and/or limit or stop production at certain of our facilities. These consequences could have a material adverse affect on our results of operations and financial condition and disrupt customer relationships. We are currently involved in a limited number of legal matters and remedial investigations and actions at various locations. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters and environmental contingencies, based on information currently available and our assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not reasonably likely to have a material adverse effect on our results of operations or financial position. It is possible, however, that our future financial position or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, the imposition of clean-up obligations, and the discovery of alleged contamination or changes out of our control. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to regulator or third-party actions, including tort suits.

Additionally, we must maintain compliance with various permits and licenses issued to us in connection with our operations, or we must apply for and obtain such permits and licenses. Any failure on our part to maintain such compliance or to apply for and receive such permits and licenses could have a material effect on our ability to continue operations at a particular location.

At each reporting period, we assess our operations to determine whether the costs of resolution of legal matters or of investigation and remediation of environmental conditions are probable and can be reasonably estimated, as well as the adequacy of our reserves with respect to such costs. In fiscal year 2009, we increased our reserves for environmental matters to approximately $4.6 million. We cannot guarantee that our reserves with respect to environmental matters will be sufficient or that the costs of resolution of legal matters or of remediation and investigation will not substantially exceed our reserves as new facts, circumstance or estimates arise.

Volatility in the global economy could adversely affect results.
Global financial markets have been experiencing an extreme disruption in recent months, including, among other things, volatility in security prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further change, which could lead to challenges in our business and negatively impact our financial results. The current tightening of credit in financial markets adversely affects the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. In addition, the decline in the economic environment could negatively impact assumptions we use to value our pension plan assets and obligations which could result in a material adverse impact to our financial results in future periods. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition.

Fluctuations in demand for our products and services may harm our financial results and are difficult to forecast.

Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively impact our customers, which could consequently have a negative impact on our financial performance. If demand for our products and services fluctuates as a result of economic conditions or otherwise, our revenue and operating margin could be negatively impacted. Important factors that could cause demand for our products and services to fluctuate include:

- changes in business and economic conditions, including a further downturn in the automobile industry and/or the overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;
- competitive pressures, including pricing pressures, from companies that have competing products and services;
- changes in customer needs;
- changes in the employment levels at our customers, which impacts the number of users of our products and services;
- strategic actions taken by our competitors; and
- market acceptance of our products and services.

If our customers' demand for our products and services decreases, our plant and manufacturing capacity could be underutilized, and we may be required to record an impairment on our long-lived assets, including facilities and equipment, as well as intangible assets, which would increase our expenses. The change in demand for our products and services, and changes in our customers' needs, could have a variety of negative effects on our competitive position and our financial results, and, in certain cases, may reduce our revenue, increase our costs, lower our gross margin percentage, or require us to recognize impairments of our assets.

From time to time we are subject to legal proceedings that may adversely affect our financial condition and operating results.

From time to time we are party to various litigation claims and legal proceedings. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in a liability that is material to our financial condition and operating results. We discuss these lawsuits and other litigation to which we are party in greater detail below under the caption "Item 3. Legal Proceedings" and under Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Environmental Matters" and "Item 8. Financial Statements and Supplementary Data" in Note 13 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements."

Risks associated with our acquisition strategy could adversely affect our operating results.

Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify and purchase suitable organizations. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

Gasoline, diesel, natural gas and electricity represent a significant cost within our business. The price of these commodities, which are required to run our vehicles and equipment, can be unpredictable and can fluctuate based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Increases in these commodities could adversely affect our results of operations and financial condition.

Our Canadian, Dominican Republic and Ireland operations are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

Certain of our foreign revenues and operating expenses are transacted in local currencies. Therefore, our results of operations and certain receivables and payables are subject to foreign exchange rate fluctuations.

If we are unable to preserve positive labor relationships or we become the target of labor unionization campaigns, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

Significant portions of our Canadian labor force are unionized, and a lesser portion of United States employees are unionized. Competitors within our industry have been the target of unionization campaigns by multiple labor unions. While we believe that our Canadian and domestic employee relations are satisfactory, we could experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and services. In addition, significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our results by restricting our ability to maximize the efficiency of our operations.

If we are unable to attract and retain employees our results of operations could be adversely impacted.

Our ability to attract and retain employees is important to our operations. Our ability to expand our operations is in part impacted by our ability to increase our labor force. In the event of a labor shortage, or in the event of a change in prevailing labor and/or immigration laws, we could experience difficulty in delivering our services in a high-quality or timely manner and we could be forced to increase wages in order to attract and retain employees, which would result in higher operating costs.

Loss of our key management or other personnel could adversely impact our business.
Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

Unexpected events could disrupt our operations and adversely affect our operating results.
Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.
Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We occupy over 170 facilities located in the United States, Canada, the Dominican Republic and Ireland. These facilities include our processing, branch, garment manufacturing, distribution and administrative support locations. We clean and supply rental items from approximately 62 industrial garment, cleanroom garment, dust control and linen supply plants located in 48 cities in the United States, 10 cities in Canada and one city in Ireland. We own approximately 75% of our processing facilities, which average approximately 43,000 square feet in size.

Item 3. Legal Proceedings

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters arising in the normal course of business, including, without limitation, those described below.

On April 9, 2008, pursuant to a complaint filed in Superior Court, Judicial District of Hartford in the State of Connecticut on April 8, 2008 by the Commissioner of Environmental Protection of the State of Connecticut against us (the "Complaint"), the Commissioner of Environmental Protection of the State of Connecticut secured a temporary injunction in Superior Court in the State of Connecticut against us, prohibiting us from laundering shop or printer towels at our Waterbury, Connecticut facility, requiring us to cease use of certain related equipment, and requiring us to comply with certain through-put limits prescribed in permits previously issued to us by the State of Connecticut relative to this facility. The Commissioner alleged that our operations at this facility violated certain previously issued permits and/or that we were operating this facility in the absence of certain required permits. In addition, on August 4, 2008, the Commissioner filed a request for leave to file an amended complaint in this matter ("Proposed Amended Complaint"). In the Proposed Amended Complaint, the Commissioner alleged two additional counts with respect to our Waterbury, Connecticut facility and one additional count regarding our East Hartford, Connecticut facility. All three counts allege that our operations in the two facilities violated certain hazardous waste rules. The Commissioner is seeking in its Complaint certain penalties and other remedies. Any violation of the temporary injunction by us would subject us to monetary penalties. We are and will continue to conduct our Waterbury, Connecticut facility in strict accordance with the terms of the temporary injunction, and we will continue to work in good faith with the Connecticut Department of Environmental Protection to resolve this matter, including with respect to any amounts which may be payable.

In August 2008, we became aware that our Des Moines, Iowa facility allegedly violated the facility's wastewater treatment permit. In addition, we became aware that this facility allegedly did not properly report its wastewater sampling results to the City of Des Moines. We promptly brought this matter to the attention of the City of Des Moines Attorney's office and the water reclamation authority. We also immediately launched our own investigation. As part of our investigation, we learned, among other things, that the City of Des Moines' water reclamation authority was aware of the situation and had referred this matter to the U.S. Environmental Protection Agency ("U.S. EPA"). We also understand that the U.S. EPA has referred this matter to the U.S. Attorneys' office in Des Moines, Iowa. On November 25, 2008, the U.S. Attorney served a subpoena requesting various documents, correspondence, e-mails and electronic documents related to the wastewater treatment system at the Des Moines facility. In response to the subpoena, we have submitted certain information to the U.S. Attorney and will submit additional responsive information as it becomes available. Further, on November 18, 2008, we reached settlement with the Des Moines Metropolitan Wastewater Reclamation Authority and resolved this matter with the city.

On July 24, 2008, the U.S. EPA inspected our facility in South Chicago, Illinois. As part of its inspections, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the overall environmental compliance and permitting of the facility. In a letter, dated June 15, 2009, the U.S. EPA provided written record of its inspection findings to us and identified alleged noncompliance with certain provisions of the Resource Conservation and Recovery Act. We have responded to this letter and will continue to work cooperatively with the U.S. EPA to resolve this matter.

In the summer and fall of 2008, the U.S. EPA inspected our facility in Manchester, New Hampshire. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the facility's overall environmental compliance and permitting.

Since the U.S. EPA's inspection, we have had a third party independent environmental consulting firm audit this facility. This firm identified certain environmental issues at the facility, and we are currently undertaking corrective actions. In a letter, dated December 30, 2008, the U.S. EPA requested additional information regarding our Manchester and Portsmouth, New Hampshire facilities to evaluate compliance with the Clean Air Act and applicable state and federal regulations, and the U.S. EPA issued a testing order at the Manchester facility. We have completed the requested testing and are summarizing the results.

While we cannot predict the outcome of these matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these losses could be material.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the fourth quarter of fiscal 2009.

Item 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common Stock is quoted on the Global Select Market of The NASDAQ Stock Market LLC under the symbol "GKSR." The following table sets forth the high and low reported sales prices for the Class A Common Stock as quoted on the Global Select Market of The NASDAQ Stock Market LLC, for the periods indicated.

	Fiscal 2009		Fiscal 2008	
	High	**Low**	High	Low
1st Quarter	**$38.15**	**$30.08**	$42.00	$35.41
2nd Quarter	**35.45**	**18.73**	44.46	37.31
3rd Quarter	**21.00**	**15.32**	40.90	34.69
4th Quarter	**27.53**	**18.29**	36.66	28.08

As of August 21, 2009, we had 899 registered holders of record of our common stock.

We paid dividends of $5.2 million in fiscal 2009, $4.0 million in fiscal 2008 and $3.4 million in fiscal 2007. Dividends per share were $0.28, $0.20 and $0.16 in fiscal years 2009, 2008 and 2007, respectively. We anticipate dividends in fiscal year 2010 to increase from $0.28 to $0.30 per share, which will result in approximately $5.5 million of dividends in fiscal year 2010. Our debt agreements contain restrictive covenants, which, among other things, could limit the payment of cash dividends we declare during any fiscal year under specific circumstances.

The following table sets forth certain information as of June 27, 2009 with respect to equity compensation plans under which securities are authorized for issuance:

Plan category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders:			
2006 Equity Incentive Plan[2]	**766,023**	**$36.20**	**944,543**
Employee Plans[3]	**987,695**	**34.95**	**–**
1996 Directors' Stock Option Plan	**51,000**	**35.55**	**–**
Total:	**1,804,718**	**$35.50**	**944,543**
Equity compensation plans not approved by stockholders:			
None	**–**	**–**	**–**
Total	**1,804,718**	**$35.50**	**944,543**

[1] See Note 10 to our audited financial statements included in the accompanying financial statements.
[2] Approved at the November 16, 2006 shareholder meeting.
[3] Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

Issuer Purchase of Equity Securities

In May 2008, we announced the authorization to expand our share repurchase program from $100.0 million to $175.0 million, which increases the share repurchase program previously approved by our Board of Directors in May 2007. Under the program we repurchased 650,387 shares totaling $16.1 million during the first two quarters of fiscal 2009, 2,469,682 shares totaling $92.1 million during fiscal 2008 and 232,000 shares totaling $8.9 million during fiscal 2007. Cash spent on the repurchase of shares totaled $16.1 million during fiscal 2009, $93.1 million during fiscal 2008 and $7.9 million during fiscal 2007. The amount of cash expended for fiscal 2007 excludes $1.0 million for shares purchased on June 29, 2007, but due to timing, the $1.0 million cash payment was made on July 2, 2007. At the end of June 2009, we had approximately $57.9 million remaining under this authorization. Our debt agreements contain restrictive covenants, which, among other things, could limit the amount of share repurchases under certain circumstances.

Stockholder Return Performance Graph

The following graph compares the cumulative total return on $100 invested in our Common Stock, the Standard and Poor's ("S&P") 500 Stock Index and a nationally recognized group of companies in the uniform services industry (the "Peer Index") for the past five years. The companies included in the Peer Index are Angelica Corporation, Cintas Corporation, and UniFirst Corporation.

The graph illustrates the cumulative values at the end of each succeeding fiscal year resulting from the change in the stock price, assuming a dividend reinvestment.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2009
$160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
G&K SVCS A
S&P 500 Index
Peer Group

FORM 10-K

Item 6. Selected Financial Data

The following table sets forth certain selected financial data. All amounts are in millions, except per share data.

	2009	2008	2007	2006	2005
Revenues	**$936.0**	$1,002.4	$929.5	$880.8	$788.8
Net Income/(Loss)	**(72.5)**	46.1	43.2	41.9	38.2
Per Share Data:					
Basic earnings per share	**(3.94)**	2.29	2.03	1.98	1.82
Diluted earnings per share	**(3.94)**	2.27	2.02	1.97	1.78
Dividends per share	**0.28**	0.20	0.16	0.07	0.07
Total Assets	**851.2**	1,053.2	991.8	951.1	903.2
Long-Term Debt	**224.8**	280.4	149.0	195.4	210.5
Stockholders' Equity	**437.4**	557.5	592.0	547.4	479.8

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto which are included herein. We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30.

Overview

G&K Services, Inc., founded in 1902 is headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. We believe that the North American rental market is approximately $7.0 billion, while the portion of the direct sale market targeted by us is approximately $5.0 billion.

Our industry continues to consolidate from many family owned and small local providers to several large providers. We have participated in this industry consolidation. Our acquisition strategy is focused on acquisitions in the rental and direct sale businesses that expand our geographic presence and/or expand our local market share and further leverage our existing production facilities.

The severe decline in customer employment levels in fiscal year 2009 challenged our ability to maintain customers and generate growth. Our customers, in almost every industry across North America, continue to reduce their workforces in response to a prolonged downturn in economic activity. For example, the rate of job losses in the United States accelerated in the last three quarters of our fiscal year 2009, with 5.0 million of the 6.5 million jobs lost in the U.S. since December 2007 occurring during this time. Our existing revenue base and ability to grow revenue are being pressured by these severe declines in customer employment levels and our ability to grow revenue is being impacted by the increasing number of customers who are experiencing financial difficulties. In the current economic environment, customers continue to reduce usage of our products and services and delay decisions to install new programs or add products. Overall, our business is being pressured by the economic difficulty that is impacting customer employment levels, financial condition and operating behavior. We believe we are taking appropriate actions to adapt to these challenging economic conditions, including realigning our workforce and taking actions to reduce costs. However, if these negative economic trends continue our financial performance could be materially affected.

Critical Accounting Policies

The discussion of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in conformity with United States generally accepted accounting principles. As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. See Note 1 to the consolidated financial statements for additional discussion of the application of these and other accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

Our rental operation business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements generally provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Estimates are used in determining the collectability of accounts receivable. Management analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are used in connection with establishing the allowance in any accounting period. While we have been consistent in applying our methodologies, and in making our estimates over the past three fiscal years, material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories

Inventories consist of new goods and rental merchandise in service. We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs include the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. We believe that adequate reserves for inventory obsolescence have been made in the consolidated financial statements, however, in the future, product lines and customer requirements may change, which could result in additional inventory write-downs. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by the merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

Environmental Costs

We accrue various environmental related costs, which consist primarily of fines and penalties, when it is probable that we have incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, we accrue the minimum amount. This accrued amount reflects our assumptions regarding the nature of the remedy, and the outcome of discussions with regulatory agencies. Changes in the estimates on which the accruals are based, including unanticipated government enforcement actions, or changes in environmental regulations could result in higher or lower costs.

Accordingly, as investigations and other actions proceed, it is likely that adjustments in our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period. While we cannot predict the ultimate outcome of these environmental matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these losses could be material.

Accruals for environmental liabilities are included in the other accrued expenses line item in the Consolidated Balance Sheets. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control equipment is charged to expense.

For additional information see Note 13, "Commitments and Contingencies".

Impairments of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). Recoverability of assets in accordance with SFAS No. 144 compares the projected undiscounted future cash flows from use and disposition of assets to the carrying amounts of those assets. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. During the third quarter of fiscal 2009, we recorded an impairment loss of $19.7 million related to certain long-lived assets and included that loss in the goodwill and other impairment charges line item in the Consolidated Statements of Operations. We did not record any impairment losses on long-lived assets in the consolidated financial statements in fiscal 2008 or 2007.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Goodwill and Intangible Assets

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The associated goodwill balances were $260.2 million, $59.7 million and $0, respectively, at June 27, 2009. There have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit in fiscal year 2007, 2008 or 2009.

The goodwill impairment test involves a two-step process prescribed by SFAS No. 142. First we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation generally considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts and if necessary discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, we would perform a second test and if necessary reduce the reporting unit's goodwill to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. There were no impairments of goodwill in fiscal 2008 or 2007.

During the second quarter of fiscal year 2009, there was a significant deterioration in general economic conditions and in the market value of our stock. The resulting decline in our market capitalization prompted us to conduct a goodwill analysis to determine if an impairment of goodwill existed as of December 27, 2008. Our analysis evaluated the estimated fair value of each reporting unit relative to the net book value. We prepared a discounted cash flow model to estimate fair value, which validated the reasonableness of the estimated market value plus a control premium. As a result of this analysis no impairment was recorded as of December 27, 2008.

The significant job losses in the North American economy during our fiscal third quarter and the resultant decline in the employment levels at our customers and our associated financial results prompted us to update our assessment of goodwill and adjust our cash flow assumptions to reflect an extended economic downturn and more severe job losses than previously considered in our interim goodwill impairment analysis at the end of the fiscal second quarter. The adjusted assumptions assumed that employment levels would continue to decline into fiscal 2010 and begin to moderately improve in fiscal 2011, returning to more normalized levels in fiscal 2012 and beyond. This revision of assumptions drove a decrease in the calculated fair values of the U.S. rental and Direct sales reporting units, which resulted in our goodwill impairment charge in the third quarter of fiscal year 2009. After completing the assessment we determined that the carrying value of our U.S. Rental and Direct Sales reporting units exceeded the fair value and as described in Note 3, an impairment charge of $107.0 million was required. Please see the discussion of our sensitivity analysis in Note 3 for an understanding of the impact that each significant assumption has on the calculated fair values of each reporting unit.

Determining a reporting unit's discounted cash flows requires significant management judgment with respect to sales, gross margin and SG&A rates, capital expenditures and the selection and use of an appropriate discount rate. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures were based on our annual business plan or other forecasted results. Discount rates reflected a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimated fair value of reporting units was based on the best information available as of the date of the assessment. The use of different assumptions would have increased or decreased estimated discounted future operating cash flows and could have increased or decreased any impairment charge. As identified in Note 3, the terminal growth rate we used in our discounted cash flow model was 2.5%-3.0% for the assessment we performed in the third quarter of fiscal year 2009. While we do not believe historical operating results are necessarily indicative of future operating results we believe our assumptions are reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%.

We performed our annual goodwill impairment test as of June 27, 2009 and determined that no further impairment of goodwill has occurred in fiscal year 2009.

Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Insurance

We self-insure for certain obligations related to health, workers' compensation and auto and general liability programs. We purchase excess loss insurance policies to protect us from catastrophic losses. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the consolidated financial statements.

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Results of Operations

The percentage relationships to revenues of certain income and expense items for the three fiscal years ended June 27, 2009, June 28, 2008 and June 30, 2007, and the percentage changes in these income and expense items between years are presented in the following table:

	Percentage of Revenues Years Ended			Percentage Change Between Years	
	Fiscal 2009	Fiscal 2008	Fiscal 2007	**FY 2009 vs. FY 2008**	FY 2008 vs. FY 2007
Revenues:					
Rental operations	**92.0%**	92.4%	91.2%	**(7.0)%**	9.2%
Direct sales	**8.0**	7.6	8.8	**(2.1)**	(6.7)
Total revenues	**100.0**	100.0	100.0	**(6.6)**	7.8
Operating expenses:					
Cost of rental operations	**70.1**	67.6	67.9	**(3.6)**	8.9
Cost of direct sales	**74.2**	72.6	72.1	**0.1**	(6.1)
Total cost of sales	**70.4**	68.0	68.3	**(3.3)**	7.5
Selling and administrative	**24.2**	22.9	23.2	**(1.7)**	6.6
Goodwill and other impairment charges	**13.5**	–	–	–	–
Income/(Loss) from operations	**(8.1)**	9.0	8.5	**(184.0)**	14.1
Interest expense	**1.5**	1.6	1.5	**(10.0)**	11.8
Income/(Loss) before income taxes	**(9.6)**	7.5	7.0	**(220.1)**	14.5
Provision/(Benefit) for income taxes	**(1.9)**	2.9	2.4	**(160.8)**	29.8
Net income/(loss)	**(7.7)%**	4.6%	4.6%	**(257.3)%**	6.7%

Fiscal 2009 Compared to Fiscal 2008

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year with 53 weeks of results. Fiscal years 2009 and 2008 both had 52 weeks.

Revenues. Total revenues in fiscal 2009 declined 6.6% to $936.0 million from $1,002.4 million in fiscal 2008.

Rental revenue decreased $64.8 million in fiscal 2009, a 7.0% decrease from fiscal 2008. The organic industrial rental growth rate was approximately negative 5.25%, a decrease from approximately 3.0% in fiscal 2008. Our organic rental growth was negatively impacted by economic-driven customer attrition, reduced customer employment levels, lower usage levels and lower new account sales due to difficult economic conditions. Organic rental revenue is calculated using rental revenue, adjusted for foreign currency exchange rate changes and revenue from newly acquired businesses compared to prior-period results. We believe that the organic rental revenue reflects the growth of our existing rental business and is therefore useful in analyzing our financial condition and results of operations. In absolute dollars, rental revenue was negatively impacted by approximately $20.8 million or 2.3% compared to the prior year rental revenue due to the unfavorable impact of foreign currency translation rates with Canada.

Direct sale revenue was $75.0 million in fiscal 2009, a 2.1% decrease from $76.6 million in fiscal 2008. The organic direct sale growth rate was approximately negative 1.5% in fiscal year 2009 compared to negative 9.5% in fiscal year 2008. The decrease in direct sale revenue was due to the non-renewal of a contract with a major customer during fiscal 2009 and by an economic driven decrease in demand from other customers, substantially offset by increased revenues from the rollout of an apparel program to a major airline industry customer.

Cost of Rental. Cost of rental operations which includes merchandise, production and delivery expenses decreased 3.6% to $603.5 million in fiscal 2009 from $626.3 million in fiscal 2008. As a percentage of rental revenue, our gross margin from rental sales decreased to 29.9% in fiscal 2009 from 32.4% in the prior year. The decrease in rental gross margins resulted from the effect of fixed cost absorption on a lower sales volume, additional costs in fiscal 2009 associated with a recent change in compensation law of $3.3 million, a charge of $1.4 million associated with expense reduction actions and increased healthcare costs.

Cost of Direct Sales. Cost of direct sales increased to $55.7 million in fiscal 2009 from $55.6 million in fiscal 2008. Gross margin from direct sales decreased in fiscal 2009 to 25.8% from 27.4% in fiscal 2008. The decrease in gross margin is primarily due to the impact of fixed cost absorption associated with lower direct sales volume.

Selling and Administrative. Selling and administrative expenses decreased 1.7% to $226.1 million in fiscal 2009 from $230.0 million in fiscal 2008. As a percentage of total revenues, selling and administrative expenses increased to 24.2% in fiscal 2009 from 22.9% in fiscal 2008. The increase is primarily the result of approximately $4.6 million of expense associated with certain environmental reserves for fines, penalties and related expenses; approximately $5.0 million related to severance, including $2.9 million of severance costs contractually obligated to the former chief executive officer; and increased bad debt expense. These increases were partially offset by cost reduction efforts and lower incentive based compensation expense. In addition, we have maintained a consistent number of sales people, which has resulted in an increase in selling expense as a percentage of revenue due to the declining revenue base.

Goodwill and Other Impairment Charges. As discussed in Note 3 to the Consolidated Financial Statements, during fiscal year 2009, we conducted an impairment analysis for our goodwill and our intangible assets and long-lived assets. This analysis concluded that certain of our goodwill, intangible assets, and long-lived assets carrying values exceeded their related fair values by $126.7 million. This non-cash charge consisted of $107.0 million related to goodwill, $16.2 million related to long-lived assets and $3.5 million related to certain acquired customer lists.

Interest Expense. Interest expense was $14.0 million in fiscal 2009 as compared to $15.5 million in fiscal 2008. The decrease was due primarily to significantly lower average debt balances and lower average interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2009 decreased to 19.5% from 38.5% in fiscal 2008. This decrease is due to the nondeductible goodwill impairment charges, the result of lower book income, weakening of the Canadian dollar, and a decrease in tax reserve additions in the current year.

Fiscal 2008 Compared to Fiscal 2007

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year with 53 weeks of results. Fiscal years 2008 and 2007 both had 52 weeks.

Revenues. Total revenues in fiscal 2008 rose 7.8% to $1,002.4 million from $929.5 million in fiscal 2007.

Rental revenue was up $78.4 million in fiscal 2008, a 9.2% increase over fiscal 2007. The organic industrial rental growth rate was approximately 3.00%, a decrease from approximately 4.00% in fiscal 2007. Organic rental growth resulted from increased new account sales and route performance, offset by an increase in economic-driven customer attrition and softness in overall employment levels. The organic rental growth rate is calculated using rental revenue, adjusted for foreign currency exchange rate changes and revenue from newly acquired businesses compared to prior-period results. We believe that the organic rental growth rate reflects the growth of our existing rental business and is therefore useful in analyzing our financial condition and results of operations.

Direct sale revenue was $76.6 million in fiscal 2008, a 6.7% decrease from $82.1 million in fiscal 2007. The organic direct sale growth rate was approximately negative 9.50% in fiscal year 2008 compared to positive 2.00% in fiscal year 2007. Direct sale revenue was negatively impacted by a contract with a major customer that was not renewed and by overall softness in the economy.

Cost of Rental. Cost of rental operations which includes merchandise, production and delivery expenses increased 8.9% to $626.3 million in fiscal 2008 from $575.3 million in fiscal 2007. Gross margin from rental sales increased to 32.4% in fiscal 2008 from 32.1% in the prior year. The increase in gross margins resulted from leveraging our growth in rental business, decreased merchandise and production costs, offset by higher energy costs particularly in the fourth quarter of fiscal year 2008.

Cost of Direct Sales. Cost of direct sales decreased to $55.6 million in fiscal 2008 from $59.2 million in fiscal 2007. Gross margin from direct sales decreased slightly in fiscal 2008 to 27.4% from 27.9% in fiscal 2007. The slight decrease in gross margin is due to expenses associated with the implementation of a new computer system and the impact of fixed cost absorption associated with lower direct sales volume.

Selling and Administrative. Selling and administrative expenses increased 6.6% to $230.0 million in fiscal 2008 from $215.7 million in fiscal 2007. As a percentage of total revenues, selling and administrative expenses decreased to 22.9% in fiscal 2008 from 23.2% in fiscal 2007. The improvement is the result of leveraging existing infrastructure to support increased sales and efficiencies gained through the rollout of our handheld technology throughout our route delivery organization and other productivity measures. These improvements were partially offset by costs associated with fires at two production facilities as well as higher bad debt expense associated with certain customer insolvencies.

Interest Expense. Interest expense was $15.5 million in fiscal 2008 as compared to $13.9 million in fiscal 2007. The increase was due primarily to increased borrowings to fund our share repurchase program and business acquisitions, offset by lower interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2008 increased to 38.5% from 34.0% in fiscal 2007. This increase is the result of larger reversals in the prior year of tax reserves that were no longer required due to the expiration of certain statutes and the resolution of certain tax matters.

Liquidity, Capital Resources and Financial Condition

Financial Condition. We believe our financial condition is strong. In assessing our financial condition, we consider factors such as working capital, cash flows provided by operations, capital expenditures, and debt service obligations. We continue to fund our operations through a combination of cash flow from operations and debt financing. As of June 27, 2009, we have approximately $162.3 million of available capacity under our revolving credit facility. We believe we have sufficient access to capital markets to fund our anticipated growth and potential acquisitions.

Our primary sources of cash are net cash flows from operations and borrowings under our debt arrangements. Primary uses of cash are payments on indebtedness, capital expenditures, acquisitions, share repurchases and general corporate purposes.

Working capital at June 27, 2009 was $135.8 million, a $33.5 million decrease from $169.3 million at June 28, 2008. Working capital was used to reduce long-term debt obligations, net of current maturities, by $55.6 million in fiscal year 2009.

Operating Activities. Net cash provided by operating activities was $103.2 million in fiscal 2009, $103.1 million in fiscal 2008 and $80.4 million in fiscal 2007. Cash provided by operations increased slightly in fiscal year 2009 primarily as a result of strong cash collections on accounts receivable and a focus on inventory management. These improvements were mostly offset by lower net income. Cash provided by operations in fiscal year 2008, increased primarily as a result of improved management of accounts payable as well as higher net income. In fiscal 2007, cash provided by operations increased as a result of higher net income and our focus on inventory management partially offset by increased payments on payables.

Investing Activities. Net cash used for investing activities was $23.3 million in fiscal 2009, $94.1 million in fiscal 2008 and $81.2 million in fiscal 2007. In fiscal 2009 cash was used largely for acquisition of property, plant and equipment. In fiscal 2008 and 2007 cash was largely used for acquisition of business assets and acquisition of property, plant and equipment.

Financing Activities. Financing activities used cash of $78.3 million in fiscal 2009, used cash of $19.4 million in fiscal 2008 and provided cash of $3.7 million in fiscal 2007. Cash used for financing activities in fiscal 2009 was used primarily for the repayment of debt and repurchases of our common stock. Cash used in fiscal 2008 was primarily the result of cash expended for our common stock share repurchase program, partially offset by net borrowings under our credit facilities. Cash provided in fiscal 2007, was primarily the result of borrowings under our credit facilities partially offset by our repurchase of shares of our common stock and repayments on our long term debt. We paid dividends of $5.2 million in fiscal 2009, $4.0 million in fiscal 2008 and $3.4 million in fiscal 2007. Dividends per share were $0.28, $0.20, and $0.16 in fiscal years 2009, 2008 and 2007, respectively. We anticipate dividends in fiscal year 2010 to increase from $0.28 to $0.30 per share, which will result in an estimated total dividend of $5.5 million in fiscal year 2010.

Capital Structure. Total debt was $232.5 million at June 27, 2009, a decrease of $55.8 million from the prior year balance of $288.3 million. This decrease was primarily due to a concerted effort to repay debt obligations during fiscal year 2009. The ratio of debt to capitalization (total debt divided by the sum of the stockholder's equity plus total debt) was 34.7% at fiscal year end 2009 and 34.1% at fiscal year end 2008.

While cash flows could be negatively affected by a decrease in revenues, we believe that we will be able to fund all of the cash requirements which are reasonably foreseeable for fiscal 2010, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, and possible business acquisitions, from operating cash flow and our revolving credit facility.

We maintain a $325.0 million unsecured revolving credit facility with a syndicate of banks, which expires on August 31, 2010. As of June 27, 2009, borrowings outstanding under the revolving credit facility were $142.0 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, working capital needs and to provide up to $50.0 million in letters of credit. As of June 27, 2009, letters of credit outstanding against the revolver totaled $20.7 million and primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. Availability of credit under this facility requires that we maintain compliance with certain covenants. The covenants in this agreement are the most restrictive when compared to our other credit facilities. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of June 27, 2009.

	Required Covenant Amount	Actual Covenant Amount
Maximum Leverage Ratio (Debt/EBITDA)	3.50	2.48
Minimum Interest Coverage Ratio (EBITDA/Interest Expense)	3.00	7.30
Minimum Net Worth	$309.3	$437.4

Our maximum leverage ratio and minimum interest coverage ratio covenants are calculated by adding back non-cash charges, such as the non-cash impairment charges discussed in Note 3. As a result, the non-cash impairment charges recorded in fiscal year 2009 did not have a material effect on compliance with our debt covenants.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR") or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of June 27, 2009 bear interest at a weighted average all-in rate of 1.17% (LIBOR plus 0.88%) for the Eurocurrency rate loans and an all-in rate of 3.25% (Lender Prime Rate) for overnight Swingline and Base Rate loans. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

On July 1, 2009, we completed a new $300.0 million, three-year unsecured revolving credit facility with a syndicate of banks, which expires on July 1, 2012. This facility replaces the $325.0 million unsecured revolving credit facility discussed above, which was scheduled to mature in August 2010. Borrowings in U.S. dollars under the new credit facility will, at our election, bear interest at (a) the adjusted LIBOR rate for specified interest periods plus a margin determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greatest of (i) JPMorgan's prime rate, (ii) the federal funds rate plus 0.5% and (iii) the adjusted LIBOR rate for a one month interest period plus 1%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Swingline loans will, at our election, bear interest at (i) the rate described in clause (b) above or (ii) a rate to be agreed upon by us and JPMorgan. Borrowings in Canadian dollars under the credit facility will, at our election, bear interest at (a) the Canadian deposit offered rate plus 0.1% for specified interest periods plus a margin determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greater of (i) the Canadian prime rate and (ii) the Canadian deposit offered rate for a one month interest period plus 1%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Effective July 1, 2009, the interest rate spread on this new facility is 1.875% higher than the previous facility. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

Availability of credit under this new facility requires that we maintain compliance with certain customary covenants. The most significant covenants under this new credit facility are substantially the same as the covenants under the prior credit facility. In addition, there are certain restricted payment limitations on dividends or other distributions, including share repurchases.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of June 27, 2009, the outstanding balance of the notes was $75.0 million at an all-in rate of 1.83% (LIBOR plus 0.60%).

We maintain a receivable securitization facility whereby the lender will make loans to us on a revolving basis up to a maximum of $60.0 million. The amount of funds available under the loan agreement as of June 27, 2009 was $44.2 million, which was the amount of eligible receivables less a reserve requirement. The agreement will expire on September 27, 2011.

We are required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based receivables. As of June 27, 2009, there were no outstanding balances under this loan agreement. We are required to pay a fee on the unused balance of the facility.

We have $50.0 million, 8.4% unsecured private placement notes with certain institutional investors. The 10-year notes have a nine-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7.1 million of the principal amount at par. As of June 27, 2009, there was $14.3 million outstanding under the notes.

See Note 7 of the Consolidated Financial Statements for details of our interest rate swap and hedging activities related to our outstanding debt.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At June 27, 2009, we were in compliance with all debt covenants. In the unlikely situation that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

Cash Obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under the variable rate term loan and revolving credit facility, the fixed rate term loan, capital lease obligations and rent payments required under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes our fixed cash obligations as of June 27, 2009 for the next five fiscal years and thereafter (in millions):

	Less than one year	One to three years	Three to five years	After five years	Total
Variable rate revolving credit facility	$ –	$142.0	$ –	$ –	$142.0
Variable rate notes	–	–	–	75.0	75.0
Variable rate loan	–	–	–	–	–
Fixed rate notes	7.1	7.2	–	–	14.3
Other debt arrangements, including capital leases	0.6	0.5	0.1	–	1.2
Operating leases	27.0	39.3	20.8	12.3	99.4
Retirement benefit payments	2.0	4.5	5.1	17.0	28.6
Total contractual cash obligations	$36.7	$193.5	$26.0	$104.3	$360.5

As of June 27, 2009, we have entered into certain interest rate swap agreements whereby we have limited our exposure to future interest rate increases. See Note 7 to the Consolidated Financial Statements for a further discussion.

At June 27, 2009, we had available cash and cash equivalents on hand of $13.1 million and approximately $206.5 million of available capacity under our credit facilities ($162.3 million under the revolving credit facility and $44.2 million available under our receivables securitization facility). We anticipate that we will generate sufficient cash flows from operations to satisfy our cash commitments and capital requirements for fiscal 2010 and to reduce the amounts outstanding under the revolving credit facility; however, we may utilize borrowings under the revolving credit facility to supplement our cash requirements from time to time. We estimate that capital expenditures in fiscal 2010 will be approximately $20-$30 million.

Cash generated from operations could be affected by a number of risks and uncertainties. In fiscal 2010, we may actively seek and consider acquisitions of business assets. The consummation of any acquisition could affect our liquidity profile and level of outstanding debt. We believe that our earnings and cash flows from operations, existing credit facilities and our ability to obtain additional debt or equity capital, if necessary, will be adequate to finance acquisition opportunities.

We rely upon access to the capital markets, including bank financing, to provide sources of liquidity for general corporate purposes, including share repurchases. Although we believe that we will be able to maintain sufficient access to the capital markets, changes in current market conditions, deterioration in our business performance, or adverse changes in the economy could limit our access to these markets. Although we cannot predict the availability of future funding, we do not believe that the overall credit concerns in the markets will impede our ability to access the capital markets because of our financial position.

Off Balance Sheet Arrangements

At June 27, 2009, we had $20.7 million of stand-by letters of credit that were issued and outstanding, primarily in connection with our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. In addition, we have outstanding operating leases with contractual obligations totaling $99.4 million related to facility and equipment leases. We do not utilize special purpose entities to facilitate off-balance sheet financing arrangements.

Pension Obligations

We account for our defined benefit pension plan using SFAS No. 87 "Employer's Accounting for Pensions" ("SFAS 87") and SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans". Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. We recognized income for our defined benefit pension plan of $0.2 million, income of $0.5 million and expense of $1.7 million in fiscal 2009, 2008 and 2007, respectively. At June 27, 2009, the fair value of our pension plan assets totaled $36.9 million. We anticipate making cash contributions of approximately $2.8 million in fiscal 2010.

Effective January 1, 2007 we have frozen our defined benefit pension plan and related supplemental executive retirement plan. Future growth in benefits will no longer occur beyond December 31, 2006.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. At June 27, 2009, we estimated that the pension plan assets will generate a long-term rate of return of 8.0%. This rate is consistent with the assumed rate used at both June 28, 2008 and June 30, 2007 and was developed by evaluating input from our outside actuary as well as long-term inflation assumptions. The expected long-term rate of return on plan assets at June 27, 2009 is based on an allocation of equity and fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 8.0% to 7.5%) would increase our estimated 2010 pension expense by approximately $0.2 million. Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 6.90% at June 27, 2009, 7.20% at June 28, 2008 and 6.40% at June 30, 2007. Our outside actuary determines the discount rate by creating a yield curve based on high quality bonds. Decreasing the discount rate by 0.5% (from 6.90% to 6.40%) would increase our accumulated benefit obligation at June 27, 2009 by approximately $4.3 million and increase the estimated fiscal 2010 pension expense by approximately $0.4 million.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future. As part of our assessment of the expected return on plan assets, we considered the recent decline in the global equity markets and concluded that an 8% long term rate was still appropriate.

Union Pension Plans

We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("Union Plans"). We contributed and charged to expense $3.2 million in fiscal 2009, $2.5 million in fiscal 2008 and $1.9 million in fiscal 2007 for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional contributions, if any.

We are responsible for our proportional share of any unfunded vested benefits related to the Union Plans. Under the pertinent accounting rules, we are not required to record a liability for our portion of the withdrawal liability until we exit the plan. In fiscal year 2009, we exited a multi-employer pension plan and recorded an associated liability of approximately $1.0 million. If a future decision to exit a plan is made, we will record our proportional share of the unfunded vested benefits, which could have a material adverse impact on our future results of operations. Based upon the most recent information available from the trustees managing the Union Plans, our share of the unfunded vested benefits for these plans is estimated to be approximately $18.0 to $24.0 million.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experiences. We review our estimated forfeiture rates on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Impact of Inflation

In general, we believe that our results of operations are not significantly affected by moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships and a continued focus on operational productivity improvements. Our customer agreements generally provide for price increases consistent with the rate of inflation or 5.0%, whichever is greater.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4.5% of our total revenue.

Exit, Disposal and Related Activities

We continuously monitor our operations and related cost structure to ensure that our resources match our revenue levels and from time to time make adjustments to ensure that we utilize our resources in an efficient manner. These adjustments may consist of facility closures, divestitures, expansions and increases or decreases in staffing levels. During fiscal 2009, we made a number of adjustments to our business, the most significant of which are discussed below.

In the first quarter of fiscal year 2009, we closed three processing plants, two branch locations, reduced selected headcount and outsourced our fleet maintenance function. As a result of these actions, we recorded approximately $2.6 million of expense in the Consolidated Statements of Operations during fiscal year 2009. These charges principally impacted our United States operating segment. Of these amounts, approximately $1.0 million was recorded in the cost of rental operations line item and the remaining $1.6 million was recorded in the selling and administrative line item. We expect all payments associated with these actions to be completed by September 30, 2009.

During the third quarter of fiscal year 2009, we realigned our workforce to better match our cost structure with our lower revenue volume. As a result of this realignment, we eliminated certain personnel and recorded approximately $0.9 million in severance costs in the Consolidated Statements of Operations. These charges impacted both our United States and Canadian operating segments and did not significantly impact any one line item on our Consolidated Statements of Operations for fiscal year 2009. Substantially all of the severance costs related to these actions were paid by March 28, 2009.

Environmental Matters

We are currently involved in several environmental-related proceedings by certain governmental agencies which relate primarily to operating certain facilities in noncompliance with required permits. We resolved two of these proceedings in the fall of 2008 and have paid the negotiated penalties in these two actions. In addition to these proceedings, in the normal course of our business, we are subject to, among other things, periodic inspections by regulatory agencies. We continue to dedicate substantial operational and financial resources to environmental compliance, and we remain fully committed to operating in compliance with all environmental laws and regulations. During the first quarter of fiscal year 2009, we enhanced our oversight by engaging a recognized international environmental consulting firm to conduct reviews of all of our production facilities. By hiring experts in this complex area, we have gained additional assurance with respect to our environmental compliance. We have substantially completed these inspections and, where required, are undertaking appropriate corrective actions. As of June 27, 2009, we had reserves of approximately $4.6 million related to these matters. Total expense for these matters was approximately $4.6 million for fiscal year 2009 and is recorded in the selling and administrative line of the Consolidated Statement of Operations.

Descriptions of these matters are as follows:

On April 9, 2008, pursuant to a complaint filed in Superior Court, Judicial District of Hartford in the State of Connecticut on April 8, 2008 by the Commissioner of Environmental Protection of the State of Connecticut against us (the "Complaint"), the Commissioner of Environmental Protection of the State of Connecticut secured a temporary injunction in Superior Court in the State of Connecticut against us, prohibiting us from laundering shop or printer towels at our Waterbury, Connecticut facility, requiring us to cease use of certain related equipment, and requiring us to comply with certain throughput limits prescribed in permits previously issued to us by the State of Connecticut relative to this facility. The Commissioner alleged that our operations at this facility violated certain previously issued permits and/or that we were operating this facility in the absence of certain required permits. In addition, on August 4, 2008, the Commissioner filed a request for leave to file an amended complaint in this matter ("Proposed Amended Complaint"). In the Proposed Amended Complaint, the Commissioner alleged two additional counts with respect to our Waterbury, Connecticut facility and one additional count regarding our East Hartford, Connecticut facility. All three counts allege that our operations in the two facilities violated certain hazardous waste rules. The Commissioner is seeking in its Complaint certain penalties and other remedies. Any violation of the temporary injunction by us would subject us to monetary penalties. We are and will continue to conduct our Waterbury, Connecticut facility in strict accordance with the terms of the temporary injunction, and we will continue to work in good faith with the Connecticut Department of Environmental Protection to resolve this matter, including with respect to any amounts which may be payable.

We became aware that our Des Moines, Iowa facility allegedly violated the facility's wastewater treatment permit. In addition, we became aware that this facility allegedly did not properly report its wastewater sampling results to the City of Des Moines. We promptly brought this matter to the attention of the City of Des Moines Attorney's office and the water reclamation authority. We also immediately launched our own investigation. As part of our investigation, we learned, among other things, that the City of Des Moines' water reclamation authority was aware of the situation and had referred this matter to the U.S. Environmental Protection Agency ("U.S. EPA"). We also understand that the U.S. EPA has referred this matter to the U.S. Attorneys' office in Des Moines, Iowa. On November 25, 2008, the U.S. Attorney served a subpoena requesting various documents, correspondence, e-mails and electronic documents related to the wastewater treatment system at the Des Moines facility. In response to the subpoena, we have submitted certain information to the U.S. Attorney and will submit additional responsive information as it becomes available. Further, on November 18, 2008, we reached settlement with the Des Moines Metropolitan Wastewater Reclamation Authority and resolved this matter with the city.

On July 24, 2008, the U.S. EPA inspected our facility in South Chicago, Illinois. As part of its inspections, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the overall environmental compliance and permitting of the facility. In a letter, dated June 15, 2009, the U.S. EPA provided written record of its inspection findings to us and identified alleged noncompliance with certain provisions of the Resource Conservation and Recovery Act. We have responded to this letter and will continue to work cooperatively with the U.S. EPA to resolve this matter.

In the summer and fall of 2008, the U.S. EPA inspected our facility in Manchester, New Hampshire. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the facility's overall environmental compliance and permitting. Since the U.S. EPA's inspection, we have had a third party independent environmental consulting firm audit this facility. This firm identified certain environmental issues at the facility, and we are currently undertaking corrective actions. In a letter, dated December 30, 2008, the U.S. EPA requested additional information regarding our Manchester and Portsmouth, New Hampshire facilities to evaluate compliance with the Clean Air Act and applicable state and federal regulations, and the U.S. EPA issued a testing order at the Manchester facility. We have completed the requested testing and are summarizing the results.

While we cannot predict the outcome of these matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these loses could be material.

Adoption of New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," which fundamentally changed the way that we are required to account for our uncertain tax positions for financial accounting purposes and was effective for our fiscal year beginning July 1, 2007. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements the tax positions that we have taken or will take on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). This statement provides a definition of fair value, provides guidance for measuring fair value in U.S. GAAP and expands disclosures about fair value measurement. We adopted SFAS No. 157 effective at the beginning of fiscal year 2009, subject to the deferral provisions of FSP No. 157-2. Our adoption did not impact our consolidated financial position or results of operations. See Note 6 of the consolidated financial statements for additional disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). This statement permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We adopted SFAS No. 159 effective at the beginning of fiscal year 2009, and did not elect the fair value option for eligible items that existed at the date of adoption.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). This statement establishes enhanced disclosures about derivative and hedging activities. We adopted SFAS No. 161 at the beginning of the quarter ended March 28, 2009. Our adoption did not impact our consolidated financial position or results of operations. See Note 7 of the consolidated financial statements for additional disclosures.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (SFAS No. 165), which provides guidance on management's assessment of subsequent events. SFAS No. 165 clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. In addition to current disclosure requirements, SFAS No. 165 also requires disclosure of the date through which subsequent events have been evaluated. For the twelve months ended June 27, 2009, we evaluated subsequent events through the time of filing this Form 10-K with the SEC on August 26, 2009.

Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141(r), "Business Combinations" (SFAS No. 141 (r)), which replaces SFAS No. 141, "Business Combinations". This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(r) will apply prospectively to business combinations that are consummated after June 27, 2009. We do not believe that SFAS No. 141(r) will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (SFAS No. 168). SFAS No. 168 replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", to establish the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the U.S. SFAS No. 168 is effective for interim and annual reporting periods ending after September 15, 2009. We do not expect the adoption of SFAS No. 168 to have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates, energy prices and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. We use financial instruments such as interest rate swap agreements to manage the interest rate on our fixed and variable rate debt. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

A sensitivity analysis was performed to measure our interest rate risk over a one-year period to changes in market interest rates for forecasted debt levels and interest rate swaps. The base rates used for the sensitivity analysis for variable debt and interest rate swaps is the three month LIBOR market interest rates at June 27, 2009. The credit spread is included in the base rates used in the analysis. The two scenarios include measuring the sensitivity to interest expense with an immediate 50 basis point change in market interest rates and the impact of a 50 basis point change distributed evenly throughout the year. Based on the forecasted average debt level, outstanding interest rate swaps and current market interest rates, the forecasted interest expense is $12.8 million. The scenario with an immediate 50 basis point change would increase or decrease forecasted interest by $0.3 million or 2.3%. The scenario that distributes the 50 basis point change would increase or decrease forecasted interest expense by $0.2 million or 1.4%.

For additional information regarding our debt see Note 5 to our consolidated financial statements as well as the Liquidity, Capital Resources and Financial Condition section of Management's Discussion and Analysis.

Energy Cost Risk

We are subject to market risk exposure related to changes in energy costs. To manage this risk, we have established target levels of forecasted purchases in which the price will not be subject to market price changes. We use derivative financial instruments to manage the risk that changes in gasoline costs will have on our future financial results. We purchase futures fuel commodity contracts to effectively hedge a portion of anticipated actual energy purchases. Under these contracts, we agree to exchange, at specified intervals, the difference between fixed and floating commodity prices calculated by reference to an agreed-upon notional principal amount.

A sensitivity analysis was performed to measure our energy cost risk over a one-year period for forecasted levels of unleaded and diesel fuel purchases. The sensitivity analysis that was performed assumed gasoline prices at June 27, 2009, hedged gallons of 2.2 million (including unleaded and diesel) and forecasted gasoline and diesel purchases over a one-year period. For each one percentage point increase or decrease in gasoline and diesel prices under these forecasted levels and prices, our forecasted energy cost would change by approximately $0.1 million.

Production costs at our plants are also subject to fluctuations in natural gas costs. To reduce our exposure to changes in natural gas prices, we utilize natural gas supply contracts in the normal course of business. These contracts meet the definition of "normal purchases or normal sales" under FAS 133 and therefore, are not considered derivative instruments for accounting purposes.

Foreign Currency Exchange Risk

Our material foreign subsidiaries are located in Canada. The assets and liabilities of these subsidiaries are denominated in the Canadian dollar and as such are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

Item 8. Financial Statements and Supplementary Data

Following is a summary of the results of operations for each of the quarters within fiscal years ended June 27, 2009 and June 28, 2008. All amounts are in millions, except per share data.

Quarterly Financial Data

G&K Services, Inc. and Subsidiaries

(Unaudited)	First	Second	Third	Fourth
2009				
Revenues	**$245.2**	**$241.8**	**$ 231.0**	**$218.0**
Gross Profit	**71.3**	**74.5**	**68.4**	**62.6**
Income/(Loss) from Operations	**9.4**	**19.5**	**(112.3)**	**7.4**
Net Income/(Loss)	**1.5**	**9.5**	**(86.3)**	**2.8**
Basic Earnings per Share	**0.08**	**0.52**	**(4.74)**	**0.16**
Diluted Earnings per Share	**0.08**	**0.52**	**(4.74)**	**0.16**
Dividends per Share	**0.07**	**0.07**	**0.07**	**0.07**
2008				
Revenues	$ 243.8	$ 255.3	$ 251.1	$ 252.2
Gross Profit	79.3	82.3	79.1	79.8
Income from Operations	23.8	23.7	21.6	21.4
Net Income	12.4	12.4	10.6	10.7
Basic Earnings per Share	0.59	0.60	0.54	0.55
Diluted Earnings per Share	0.58	0.60	0.54	0.55
Dividends per Share	0.05	0.05	0.05	0.05

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2009 and fiscal 2008 were both 52 week years.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for G&K Services, Inc. ("the Company") as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Company's principal executive officer, principal financial officer, principal accounting officer and other members of management, and effected by the Company's Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management completed an assessment of the Company's internal control over financial reporting. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 27, 2009.

Ernst & Young LLP, the Company's independent registered public accounting firm that audited the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, has issued an unqualified attestation report on the Company's effectiveness of internal control over financial reporting, as stated in their report which is included herein.

Any internal control system over financial reporting, no matter how well conceived and operated, has inherent limitations.

As a result, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives over the reliability of financial reporting and preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles are met.

/s/ Douglas A. Milroy

Douglas A. Milroy
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jeffrey L. Wright

Jeffrey L. Wright
Executive Vice President,
Chief Financial Officer and Director
(Principal Financial Officer)

/s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

August 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
G&K Services, Inc.

We have audited the accompanying consolidated balance sheets of G&K Services, Inc. and subsidiaries (the Company) as of June 27, 2009 and June 28, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 27, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of G&K Services, Inc. and subsidiaries as of June 27, 2009 and June 28, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 27, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 27, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
G&K Services, Inc.

We have audited G&K Services, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 27, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, G&K Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 27, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of June 27, 2009, and June 28, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 27, 2009, and our report dated August 26, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 26, 2009

Consolidated Statements of Operations

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	For the Fiscal Years Ended June 27, 2009	June 28, 2008	June 30, 2007
Revenues			
Rental operations	**$ 860,921**	$ 925,767	$847,401
Direct sales	**75,044**	76,628	82,141
Total revenues	**935,965**	1,002,395	929,542
Operating Expenses			
Cost of rental operations	**603,524**	626,270	575,258
Cost of direct sales	**55,650**	55,615	59,247
Selling and administrative	**226,115**	229,987	215,675
Goodwill and other impairment charges	**126,719**	–	–
Total operating expenses	**1,012,008**	911,872	850,180
Income/(Loss) from Operations	**(76,043)**	90,523	79,362
Interest expense	**13,996**	15,543	13,901
Income/(Loss) before Income Taxes	**(90,039)**	74,980	65,461
Provision/(Benefit) for income taxes	**(17,575)**	28,901	22,271
Net Income/(Loss)	**$ (72,464)**	$ 46,079	$ 43,190
Basic weighted average number of shares outstanding	**18,389**	20,138	21,245
Basic Earnings per Common Share	**$ (3.94)**	$ 2.29	$ 2.03
Diluted weighted average number of shares outstanding	**18,389**	20,277	21,424
Diluted Earnings per Common Share	**$ (3.94)**	$ 2.27	$ 2.02
Dividends per Share	**$ 0.28**	$ 0.20	$ 0.16

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

G&K Services, Inc. and Subsidiaries

(In thousands, except share data)	June 27, 2009	June 28, 2008
Assets		
Current Assets		
Cash and cash equivalents	**$ 13,136**	$ 12,651
Accounts receivable, less allowance for doubtful accounts of $3,848 and $4,506	**85,209**	111,307
Inventories, net	**135,492**	142,318
Other current assets	**18,213**	17,913
Current income taxes receivable	**3,028**	8,268
Total current assets	**255,078**	292,457
Property, Plant and Equipment		
Land	**31,062**	32,780
Buildings and improvements	**158,842**	162,873
Machinery and equipment	**317,308**	325,434
Automobiles and trucks	**23,450**	33,386
Less accumulated depreciation	**(313,926)**	(301,432)
Total property, plant and equipment	**216,736**	253,041
Other Assets		
Goodwill	**319,942**	434,874
Customer contracts and non-competition agreements, net	**29,539**	40,996
Other, principally retirement plan assets	**29,873**	31,806
Total other assets	**379,354**	507,676
Total assets	**$ 851,168**	$1,053,174
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 29,134**	$ 30,873
Accrued expenses		
Salaries and employee benefits	**32,047**	31,808
Other	**46,963**	46,474
Deferred income taxes	**3,414**	6,154
Current maturities of long-term debt	**7,744**	7,891
Total current liabilities	**119,302**	123,200
Long-Term Debt, net of Current Maturities	**224,781**	280,428
Deferred Income Taxes	**1,893**	35,190
Accrued Income Taxes – Long Term	**12,016**	12,343
Other Noncurrent Liabilities	**55,820**	44,537
Commitments and Contingencies (Notes 12 and 13)		
Stockholders' Equity		
Common stock, $0.50 par value, non-convertible		
Class A, 400,000,000 shares authorized, 18,511,768 and 19,132,979 shares issued and outstanding	**9,256**	9,551
Additional paid-in capital	**3,543**	–
Retained earnings	**421,953**	512,566
Accumulated other comprehensive income	**2,604**	35,359
Total stockholders' equity	**437,356**	557,476
Total liabilities and stockholders' equity	**$ 851,168**	$1,053,174

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income/(loss)

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Stockholders' Equity
Balance July 1, 2006	$10,642	$ 68,268	$ 446,199	$ 22,279	$ 547,388
Comprehensive income:					
Net income	–	–	43,190	–	43,190
Other comprehensive income (see Note 9)	–	–	–	5,783	5,783
Comprehensive Income					48,973
Adjustment for adoption of SFAS No. 158, net of tax	–	–	–	464	464
Issuance of common stock under stock plans, net of income tax (239 shares)	119	3,184	–	–	3,303
Equity based compensation	–	4,208	–	–	4,208
Share repurchase program (232 shares)	(116)	(8,797)	–	–	(8,913)
Cash dividends ($0.16 per share)	–	–	(3,435)	–	(3,435)
Balance June 30, 2007	10,645	66,863	485,954	28,526	591,988
Comprehensive income:					
Net income	–	–	46,079	–	46,079
Other comprehensive income (see Note 9)	–	–	–	6,833	6,833
Comprehensive Income					52,912
Cumulative effect of the adoption of FIN 48	–	–	(1,559)	–	(1,559)
Issuance of common stock under stock plans, net of income tax (282 shares)	141	4,216	–	–	4,357
Equity based compensation	–	5,932	–	–	5,932
Share repurchase program (2,470 shares)	(1,235)	(77,011)	(13,867)	–	(92,113)
Cash dividends ($0.20 per share)	–	–	(4,041)	–	(4,041)
Balance June 28, 2008	9,551	–	512,566	35,359	557,476
Comprehensive income:					
Net loss	–	–	(72,464)	–	(72,464)
Other comprehensive loss (see Note 9)	–	–	–	(32,755)	(32,755)
Comprehensive Loss					(105,219)
Issuance of common stock under stock plans, net of income tax (90 shares)	45	165	–	–	210
Equity based compensation	–	7,149	–	–	7,149
Share repurchase program (680 shares)	(340)	(3,771)	(12,936)	–	(17,047)
Cash dividends ($0.28 per share)	–	–	(5,213)	–	(5,213)
Balance June 27, 2009	**$ 9,256**	**$ 3,543**	**$421,953**	**$ 2,604**	**$437,356**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

G&K Services, Inc. and Subsidiaries

(In thousands)	For the Fiscal Years Ended June 27, 2009	June 28, 2008	June 30, 2007
Operating Activities:			
Net income/(loss)	**$ (72,464)**	$ 46,079	$ 43,190
Adjustments to reconcile net income/(loss) to net cash provided by operating activities –			
Depreciation and amortization	**44,252**	48,404	45,595
Goodwill and other impairment charges	**126,719**	–	–
Deferred income taxes	**(34,999)**	3,741	(1,037)
Share-based compensation	**7,149**	5,932	4,208
Changes in current operating items, exclusive of acquisitions –			
Accounts receivable and prepaid expenses	**22,155**	(10,068)	(362)
Inventories	**6,762**	1,470	(141)
Accounts payable and other accrued expenses	**121**	976	(14,480)
Other	**3,485**	6,524	3,416
Net cash provided by operating activities	**103,180**	103,058	80,389
Investing Activities:			
Property, plant and equipment additions, net	**(23,330)**	(27,057)	(31,515)
Acquisition of business assets, net of cash	**–**	(63,820)	(46,966)
Purchases of investments, net	**–**	(3,223)	(2,688)
Net cash used for investing activities	**(23,330)**	(94,100)	(81,169)
Financing Activities:			
Payments of long-term debt	**(7,740)**	(7,534)	(7,710)
(Payments of) Proceeds from revolving credit facilities, net	**(48,500)**	81,001	19,442
Cash dividends paid	**(5,213)**	(4,041)	(3,435)
Net issuance of common stock, primarily under stock option plans	**210**	4,357	3,303
Purchase of common stock	**(17,047)**	(93,142)	(7,883)
Net cash (used for) provided by financing activities	**(78,290)**	(19,359)	3,717
Increase (Decrease) in Cash and Cash Equivalents	**1,560**	(10,401)	2,937
Effect of Exchange Rates on Cash	**(1,075)**	293	132
Cash and Cash Equivalents:			
Beginning of year	**12,651**	22,759	19,690
End of year	**$ 13,136**	$ 12,651	$ 22,759
Supplemental Cash Flow Information:			
Cash paid for –			
Interest	**$ 14,214**	$ 15,560	$ 12,851
Income taxes	**$ 11,162**	$ 22,950	$ 30,414

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in millions, except share and per share data)

1. *Summary of Significant Accounting Policies*

Nature of Business

G&K Services, Inc. is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also manufacture certain uniform garments that are used to support our garment rental and direct purchase programs. We have two operating segments, United States (includes the Dominican Republic and Ireland operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance.

Basis of Presentation

Our Consolidated Financial Statements include the accounts of G&K Services, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the Saturday nearest June 30. All references herein to "2009", "2008" and "2007", refer to the fiscal years ended June 27, 2009, June 28, 2008 and June 30, 2007, respectively. Fiscal years 2009, 2008 and 2007 each consisted of 52 weeks.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from our estimates.

Cash and Cash Equivalents

We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses and the fair value approximates the book value. The allowance, recognized as an amount equal to the anticipated future write-offs, is based on the age of outstanding balances, analysis of specific accounts and historical bad debt expense and current economic trends.

Inventories

Inventories consist of new goods and rental merchandise in service. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by the merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs include the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. We believe that adequate reserves for inventory obsolescence have been made in the consolidated financial statements; however, in the future, product lines and customer requirements may change, which could result in additional inventory write-downs.

The components of inventories as of June 27, 2009 and June 28, 2008 are as follows:

	June 27, 2009	June 28, 2008
Raw Materials	**$ 9.2**	$ 5.3
Work in Process	**3.6**	4.7
Finished Goods	**55.1**	50.9
New Goods	**$ 67.9**	$ 60.9
Merchandise In Service	**$ 67.6**	$ 81.4
Total Inventories	**$135.5**	$142.3

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation (including assets under capital lease) is generally computed using the straight-line method over the following estimated useful lives:

	Life (Years)
Automobiles and trucks	3 to 8
Machinery and equipment	3 to 10
Buildings	20 to 33
Building improvements	10

Costs of significant additions, renewals and betterments, including external and certain internal computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Repair and maintenance costs are charged to operating expense when incurred. Depreciation expense for fiscal years 2009, 2008, and 2007 was $37.0 million, $37.3 million and $34.8 million, respectively.

Environmental Liabilities

We accrue various environmental related costs, which consist primarily of fines and penalties, when it is probable that we have incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, we accrue the minimum amount. This accrued amount reflects our assumptions regarding the nature of the remedy and the outcome of discussions with regulatory agencies. Changes in the estimates on which the accruals are based, including unanticipated government enforcement actions, or changes in environmental regulations could result in higher or lower costs. Accordingly, as investigations and other actions proceed, it is likely that adjustments to our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period. While we cannot predict the ultimate outcome of these environmental matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these losses could be material.

Accruals for environmental liabilities are included in the other accrued expenses line item in the Consolidated Balance Sheets. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control equipment is charged to expense.

For additional information see Note 13, "Commitments and Contingencies".

Impairments of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). Recoverability of assets in accordance with SFAS No. 144 compares the projected undiscounted future cash flows from use and disposition of assets to the carrying amounts of those assets. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. During the third quarter of fiscal 2009, we recorded an impairment loss of $19.7 million related to certain long-lived assets and included that loss in the goodwill and other impairment charges line item in the Consolidated Statements of Operations. We did not record any impairment losses on long-lived assets in the consolidated financial statements in fiscal 2008 or 2007.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Goodwill and Intangible Assets

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment in accordance with SFAS No. 142 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The associated goodwill balances were $260.2 million, $59.7 million and $0, respectively, at June 27, 2009. There have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit in fiscal years 2007, 2008, or 2009.

The goodwill impairment test involves a two-step process prescribed by SFAS No. 142. First we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation generally considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts and, if necessary, discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, we would perform a second test and if necessary reduce the reporting unit's goodwill to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit.

During the second quarter of fiscal year 2009, there was a significant deterioration in general economic conditions and in the market value of our stock. The resulting decline in our market capitalization prompted us to conduct a goodwill analysis to determine if an impairment of goodwill existed as of December 27, 2008. Our analysis evaluated the estimated fair value of each reporting unit relative to the net book value. We prepared a discounted cash flow model to estimate fair value, which validated the reasonableness of the estimated market value plus a control premium. As a result of this analysis no impairment was recorded as of December 27, 2008. In the third quarter of fiscal year 2009, economic events and circumstances indicated that it was necessary to perform an additional assessment of our goodwill. As part of our assessment, we prepared a discounted cash flow analysis to determine the fair value of each reporting unit.

Determining a reporting unit's discounted cash flows requires significant management judgment with respect to sales, gross margin and SG&A rates, capital expenditures and the selection and use of an appropriate discount rate. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on our annual business plan or other forecasted results. Discount rates reflect a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimated fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions could increase or decrease the estimated future discounted operating cash flows and therefore, could increase or decrease any impairment charge. As identified in Note 3, the terminal growth rate we used in our discounted cash flow model was 2.5%-3.0%. While we do not believe historical operating results are necessarily indicative of future operating results we believe our assumptions are reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%. After completing the assessment we determined that the carrying value of our U.S. Rental and Direct Sales reporting units exceeded the fair value and an impairment charge of $107.0 million was required.

We performed our annual goodwill impairment test as of June 27, 2009 and determined that no further impairment of goodwill has occurred in fiscal year 2009. There were no impairments of goodwill in fiscal 2008 or 2007.

Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Retirement Plan Assets

Retirement plan assets consist primarily of mutual funds and cash equivalents, which are stated at their fair value as determined by quoted market prices, and the cash surrender values of life insurance policies.

Foreign Currency

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. Translation adjustments are reflected within accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period and were not material in fiscal 2009, 2008 or 2007.

Revenue Recognition

Our rental operations business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements generally provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

Insurance

We are self-insured for certain obligations related to our health, workers' compensation and auto and general liability programs. We purchase excess loss insurance policies to protect us from catastrophic losses. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. When it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the consolidated financial statements.

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Per Share Data

Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share was computed similarly to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options and other dilutive securities, including non-vested restricted stock, using the treasury stock method.

For the Fiscal Years Ended (In thousands)	**2009**	2008	2007
Weighted average number of common shares outstanding used in computation of basic earnings per share	**18,389**	20,138	21,245
Weighted average effect of non-vested restricted stock grants and assumed exercise of options	–	139	179
Shares used in computation of diluted earnings per share	**18,389**	20,277	21,424

Potential common shares of 1,840,000; 1,126,000; and 564,000 related to our outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for fiscal 2009, 2008 and 2007, respectively as inclusion of these shares would have been anti-dilutive.

Derivative Financial Instruments

We account for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) and related authoritative guidance. All derivative financial instruments are recognized at fair value and are recorded in the other current assets or accrued expenses line items in the Consolidated Balance Sheets. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of the hedging relationship. For those derivative financial instruments that are designated and qualify as hedging instruments, we designate the hedging instrument (based on the exposure being hedged) as cash flow hedges. We do not have any derivative financial instruments that have been designated as either a fair value hedge or a hedge of a net investment in a foreign operation. Cash flows associated with derivative financial instruments are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

In the ordinary course of business, we are exposed to market risks. We utilize derivative financial instruments to manage interest rate risk and commodity price risk and periodically foreign exchange risk. Interest rate swap contracts are entered into to manage interest rate risk associated with our fixed and variable rate debt. Futures contracts on energy commodities are entered into to manage the price risk associated with forecasted purchases of gasoline and diesel fuel used in our rental operations. Forward exchange contracts on foreign currencies are periodically entered into to manage the foreign currency exchange risk associated with firm commitments denominated in foreign currencies. In accordance with SFAS No. 133, we designate interest rate swap contracts as cash flow hedges of the interest expense related to variable rate debt and futures contracts on energy commodities as cash flow hedges of forecasted purchases of gasoline and diesel fuel. We have not designated our forward exchange contracts on foreign currencies as hedging instruments.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of accumulated other comprehensive income and reclassified into the Consolidated Statements of Operations in the same line item associated with the forecasted transaction and in the same period as the expenses from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. Forfeiture rates are reviewed on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Adoption of New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," which fundamentally changed the way that we are required to account for our uncertain tax positions for financial accounting purposes and was effective for our fiscal year beginning July 1, 2007. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements the tax positions that we have taken or will take on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). This statement provides a definition of fair value, provides guidance for measuring fair value in U.S. GAAP and expands disclosures about fair value measurement. We adopted SFAS No. 157 effective at the beginning of fiscal year 2009, subject to the deferral provisions of FSP No. 157-2. Our adoption did not impact our consolidated financial position or results of operations. See Note 6 of the consolidated financial statements for additional disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). This statement permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We adopted SFAS No. 159 effective at the beginning of fiscal year 2009, and did not elect the fair value option for eligible items that existed at the date of adoption.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). This statement establishes enhanced disclosures about derivative and hedging activities. We adopted SFAS No. 161 at the beginning of the quarter ended March 28, 2009. Our adoption did not impact our consolidated financial position or results of operations. See Note 7 of the consolidated financial statements for additional disclosures.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (SFAS No. 165), which provides guidance on management's assessment of subsequent events. SFAS No. 165 clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. In addition to current disclosure requirements, SFAS No. 165 also requires disclosure of the date through which subsequent events have been evaluated. For the twelve months ended June 27, 2009, we evaluated subsequent events through the time of filing this Form 10-K with the SEC on August 26, 2009.

Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141(r), "Business Combinations" (SFAS No. 141 (r)), which replaces SFAS No. 141, "Business Combinations". This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(r) will apply prospectively to business combinations that are consummated after June 27, 2009. We do not believe that SFAS 141(r) will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (SFAS No. 168). SFAS No. 168 replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", to establish the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the U.S. SFAS No. 168 is effective for interim and annual reporting periods ending after September 15, 2009. We do not expect the adoption of SFAS No. 168 to have a material impact on our consolidated financial statements.

2. *Acquisitions*

We did not complete any acquisitions during fiscal 2009; however, we did make several small acquisitions during fiscal 2008 and 2007. The pro forma effects of these acquisitions, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate. The total purchase consideration, including related acquisition costs, and purchase price adjustments from prior year acquisitions as well as the amounts exceeding the estimated fair values of assets acquired and liabilities assumed were as follows:

Fiscal Years	**2009**	2008	2007
Total purchase price and related acquisition costs	**$–**	$63.8	$47.0
Goodwill	**–**	51.7	27.8

3. *Goodwill and Other Impairment Charges*

The following table identifies the major components of the goodwill and other impairment charges that are reflected in the Consolidated Statements of Operations for fiscal year 2009:

Goodwill	$107.0
Computer software	7.6
Property, plant and equipment	7.2
Customer contracts	3.5
Assets held for sale	1.4
Goodwill and other impairment charges	$126.7

Goodwill

During the third quarter of fiscal 2009, we recorded a non-cash impairment charge of $107.0 million related to our goodwill. Of this amount, $100.0 million was associated with U.S. Rental operations and $7.0 million was related to Direct Sales operations. The goodwill impairment charges described above are recorded on the goodwill and other impairment charges line of the Consolidated Statements of Operations.

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment in accordance with SFAS No. 142 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may be impaired. During our annual test in the fourth quarter, we used a market valuation approach to determine fair value for each reporting unit. As of June 28, 2008, our market capitalization substantially exceeded our carrying value.

In the third quarter of fiscal year 2009, the accelerated deterioration in the economic environment continued to negatively impact our operations. The resultant increased disparity between our carrying value and our market capitalization as of our interim measurement date of January 31, 2009 prompted us to perform an interim goodwill impairment test. Goodwill has been assigned to reporting units for purposes of impairment testing and consists of U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. During the third quarter of fiscal year 2009, we engaged a third party independent valuation consulting firm to assist in determining the fair value of each reporting unit. Based on consultation with our valuation specialist, we used both a market valuation and income valuation approach, weighted evenly, to determine the fair values of our reporting units. The income valuation was derived by discounting future forecasted cash flows using a market based weighted average cost of capital. The market valuation was derived by referencing a measure of invested capital compared to earnings and cash flows of a peer group of companies and applying the resultant multiples to our reporting units. The combination of these valuations produced an estimated fair value that was less than the carrying amount for the U.S. Rental and Direct Sales reporting units. The fair value of our Canadian Rental reporting unit exceeded its carrying amount by more than 20%. Since the carrying value of the U.S. reporting unit and the Direct Sales reporting unit exceeded its estimated fair value in the first step, a second step was performed, in which the reporting unit's goodwill was written down to its implied fair value. In the second step we are required to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets. The second step also requires, among other things, us to determine the estimated fair market value of our tangible and intangible assets. Any fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for that reporting unit.

The goodwill impairment testing process is subject to inherent uncertainties and subjectivity. Determination of fair value requires significant management judgment with respect to various assumptions, including revenue volume, gross margins, SG&A rates, capital expenditures, discount rates, terminal growth rates and the fair values of each reporting unit's tangible and intangible assets and liabilities. The projected revenue levels, gross margins, SG&A rate, and capital expenditure assumptions are based on our annual business plan or other forecasted results. Discount rates reflect estimates of a market-based weighted average cost of capital, which take into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimates of fair value of each reporting unit are based on the best information available as of the date of the assessment. The use of different assumptions would increase or decrease the estimated fair value and could materially increase or decrease any impairment charge. The discount rates used in step one and step two ranged from 9.7%-11.7% and included certain risk premiums. Our forecasted future cash flows considered both current and future economic conditions and a terminal growth rate of 2.5%-3.0%. Changing the discount rate by 50 basis points would increase or decrease the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $45 million, $10 million and $1 million, respectively. Changing the terminal growth rate by 50 basis points would increase or decrease the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $25 million, $5 million and $0, respectively. Increasing or decreasing the fair values of the net assets of the impaired reporting units by 5% as compared to the values used in the preparation of these financial statements would increase or decrease the goodwill impairment charge related to the U.S. Rental and Direct Sales reporting units by approximately $20 million and $0, respectively.

Long-Lived Assets

Our long-lived assets are accounted for in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144).

Asset impairment charges in fiscal 2009 include $7.2 million related to properties held and used, $1.4 million related to properties held for sale, $7.6 million related to computer software and $3.5 million related to customer contracts associated with our Direct Sales reporting unit.

In accordance with SFAS No. 144, long-lived assets held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. During the third quarter, as a result of the continued and accelerated deterioration in the economic environment and expectations regarding future operating performance, management took a series of actions to increase profitability and productivity. Due to a combination of these factors and actions, we determined that the carrying value of certain assets held and used exceeded their fair value. Determination of the recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of those assets in operation. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. As a result of our projected undiscounted future cash flows related to certain locations being less than the carrying value of those assets, an impairment charge of $7.2 million was required. The fair values of these asset groups were determined based on prices of similar assets.

In fiscal 2009, we made the decision to close and sell certain under-performing production facilities. In connection with this decision and the plan to dispose of these asset groups, we recorded an impairment charge of $1.4 million. The fair values of the asset groups to be disposed of were determined based on prices of similar assets.

In the third quarter of fiscal year 2009, due to the continued and accelerated deterioration in the economic environment and expectations regarding future operating performance, we tested our Direct Sales reporting unit's long-lived assets for impairment. It was determined that the carrying value of certain computer software and customer contracts exceeded their associated fair values by approximately $7.6 million and $3.5 million, respectively. The estimated fair values were determined based on discounted cash flows.

4. *Goodwill and Intangible Assets*

Goodwill includes the following:

	United States	Canada	Total
Balance as of June 30, 2007	$ 315.8	$ 64.3	$ 380.1
Acquisitions, net of purchase accounting adjustments	51.7	–	51.7
Foreign currency translation and other	–	3.1	3.1
Balance as of June 28, 2008	367.5	67.4	434.9
Impairment charges	(107.0)	–	(107.0)
Foreign currency translation and other	(0.3)	(7.7)	(8.0)
Balance as of June 27, 2009	**$260.2**	**$59.7**	**$319.9**

Our other intangible assets, which are included in other assets on the consolidated balance sheet, are as follows:

	June 27, 2009	June 28, 2008
Customer contracts	**$113.8**	$119.4
Accumulated amortization	**(85.0)**	(79.5)
Net	**$ 28.8**	$ 39.9
Non-competition agreements	**$ 11.0**	$ 11.1
Accumulated amortization	**(10.3)**	(10.0)
Net	**$ 0.7**	$ 1.1

The customer contracts include the combined value of the written service agreements and the related customer relationship. Other intangible assets are amortized over a weighted average life of approximately 11 years.

Amortization expense was $7.2 million, $11.1 million and $10.8 million for fiscal 2009, 2008 and 2007, respectively. Estimated amortization expense for each of the next five fiscal years based on the intangible assets as of June 27, 2009 is as follows:

2010	$6.3
2011	5.8
2012	5.2
2013	4.0
2014	2.8

5. *Long-Term Debt*

Debt as of June 27, 2009 and June 28, 2008 includes the following:

	2009	2008
Borrowings under unsecured revolving credit facility	**$142.0**	$150.5
Borrowings under unsecured variable rate notes	**75.0**	75.0
Borrowings under secured variable rate loans	–	40.0
Borrowings under unsecured fixed rate notes	**14.3**	21.4
Other debt arrangements including capital leases	**1.2**	1.4
	232.5	288.3
Less current maturities	**(7.7)**	(7.9)
Total long-term debt	**$224.8**	$280.4

We maintain a $325.0 million unsecured revolving credit facility with a syndicate of banks, which expires on August 31, 2010. As of June 27, 2009, borrowings outstanding under the revolving credit facility were $142.0 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, working capital needs and to provide up to $50.0 million in letters of credit. As of June 27, 2009, letters of credit outstanding against the revolver totaled $20.7 million and primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. Availability of credit under this facility requires that we maintain compliance with certain covenants. The covenants in this agreement are the most restrictive when compared to our other credit facilities. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of June 27, 2009.

	Required Covenant Amount	Actual Covenant Amount
Maximum Leverage Ratio (Debt/EBITDA)	3.50	2.48
Minimum Interest Coverage Ratio (EBITDA/Interest Expense)	3.00	7.30
Minimum Net Worth	$309.3	$437.4

Our maximum leverage ratio and minimum interest coverage ratio covenants are calculated by adding back non-cash charges, such as the non-cash impairment charges discussed in Note 3. As a result, the non-cash impairment charges recorded in fiscal year 2009 did not have a material effect on compliance with our debt covenants.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR"), or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of June 27, 2009 bear interest at a weighted average all-in rate of 1.17% (LIBOR plus 0.88%) for the Eurocurrency rate loans and an all-in rate of 3.25% (Lender Prime Rate) for overnight Swingline and Base Rate loans. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

On July 1, 2009, we completed a new $300.0 million, three-year unsecured revolving credit facility with a syndicate of banks, which expires on July 1, 2012. This facility replaces the $325.0 million unsecured revolving credit facility discussed above, which was scheduled to mature in August 2010. Borrowings in U.S. dollars under the new credit facility will, at our election, bear interest at (a) the adjusted LIBOR rate for specified interest periods plus a margin determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greatest of (i) JPMorgan's prime rate, (ii) the federal funds rate plus 0.5% and (iii) the adjusted LIBOR rate for a one month interest period plus 1%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Swingline loans will, at our election, bear interest at (i) the rate described in clause (b) above or (ii) a rate to be agreed upon by us and JPMorgan. Borrowings in Canadian dollars under the credit facility will, at our election, bear interest at (a) the Canadian deposit offered rate plus 0.1% for specified interest periods plus a margin determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greater of (i) the Canadian prime rate and (ii) the Canadian deposit offered rate for a one month interest period plus 1%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Effective July 1, 2009, the interest rate spread on this new facility is 1.875% higher than the previous facility. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

Availability of credit under this new facility requires that we maintain compliance with certain customary covenants. The most significant covenants under this new credit facility are substantially the same as the covenants under the prior credit facility. In addition, there are certain restricted payment limitations on dividends or other distributions, including share repurchases.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of June 27, 2009, the outstanding balance of the notes was $75.0 million at an all-in rate of 1.83% (LIBOR plus 0.60%).

We maintain a receivable securitization facility whereby the lender will make loans to us on a revolving basis up to a maximum of $60.0 million. The amount of funds available under the loan agreement as of June 27, 2009 was $44.2 million, which was the amount of eligible receivables less a reserve requirement. The agreement will expire on September 27, 2011. We are required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based receivables. As of June 27, 2009, there were no outstanding balances under this loan agreement. We are required to pay a fee on the unused balance of the facility.

We have $50.0 million, 8.4% unsecured private placement notes with certain institutional investors. The 10-year notes have a nine-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7.1 million of the principal amount at par. As of June 27, 2009, there was $14.3 million outstanding under the notes.

See Note 7 of the Consolidated Financial Statements for details of our interest rate swap and hedging activities related to our outstanding debt.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At June 27, 2009, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely situation that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

The fair value of our long-term debt is based on the amount that would be paid to transfer the liability to a credit-equivalent market participant at the measurement date. The fair value of the long-term debt under the unsecured revolving credit facility, unsecured variable rate notes and secured variable rate loans approximates their carrying value as of June 27, 2009 and June 28, 2008. The fair value of the unsecured fixed rate notes was $14.7 million and $22.6 million as of June 27, 2009 and June 28, 2008, respectively.

The following table summarizes payments due on long-term debt, including capital leases, as of June 27, 2009 for the next five fiscal years and thereafter:

2010	$ 7.7
2011*	149.6
2012	0.1
2013	0.1
2014	–
2015 and thereafter	75.0

*As discussed above, we entered into a new credit agreement on July 1, 2009, whereby of the amount payable in fiscal 2011, $142.0 million will now be due on July 1, 2012.

6. *Fair Value Measurements*

As discussed in Note 1, we adopted SFAS No. 157 at the beginning of fiscal year 2009, subject to the deferral provisions of FSP No. 157-2. This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

	As of June 27, 2009		
	Fair Value Measurements Using Inputs Considered as		
	Level 1	Level 2	Total
Other current assets:			
Derivative financial instruments	$ –	$0.3	$ 0.3
Other assets:			
Non-qualified, non-contributory retirement plan assets	0.5	8.9	9.4
Non-qualified deferred compensation plan assets	15.5	–	15.5
Total assets	$16.0	$9.2	$25.2
Accrued expenses:			
Derivative financial instruments	$ –	$9.5	$ 9.5
Total liabilities	$ –	$9.5	$ 9.5

7. *Derivative Financial Instruments*

We use interest rate swap contracts to limit exposure to changes in interest rates and balance the total debt that is subject to variable and fixed interest rates. The interest rate swap contracts we utilize effectively modify our exposure to interest rate risk by converting variable rate debt to a fixed rate without an exchange of the underlying principal amount. Approximately 71% of our outstanding variable rate debt had its interest payments hedged using interest rate swap contracts at June 27, 2009.

In addition, we purchase fuel commodity futures contracts to limit exposure to energy prices and effectively hedge a portion of our anticipated gasoline and diesel fuel purchases. The objective of these hedges is to reduce the variability of cash flows associated with the forecasted purchases of those commodities without an exchange of the underlying commodity. Approximately 47% of our anticipated gasoline and diesel fuel purchases for the next twelve months is hedged using futures contracts at June 27, 2009.

The following tables summarize the classification and fair value of the interest rate swap agreements and fuel commodity futures contracts which have been designated as cash flow hedging instruments under SFAS 133:

	Balance Sheet	Asset Derivatives Fair Value	
Relationship:	Classification:	**June 27, 2009**	June 28, 2008
Interest rate swap contracts	Other current assets	**$ –**	$2.0
Fuel commodity futures contracts	Other current assets	**0.3**	1.8
Total derivatives designated as cash flow hedging instruments		**$0.3**	$3.8

FORM 10-K

Relationship:	Balance Sheet Classification:	Liability Derivatives Fair Value June 27, 2009	June 28, 2008
Interest rate swap contracts	Other accrued expenses	**$9.3**	$3.3
Fuel commodity futures contracts	Other accrued expenses	**0.2**	–
Total derivatives designated as cash flow hedging instruments		**$9.5**	$3.3

There were no derivative financial instruments not designated as hedging instruments under SFAS 133 as of June 27, 2009 and June 28, 2008.

As our interest rate swap contracts qualify for cash flow hedge designation, the related gains or losses on the contracts are deferred as a component of accumulated other comprehensive income or loss (net of related income taxes) until the interest expense on the related debt is recognized. As the interest expense on the hedged debt is recognized, the other comprehensive income or loss is reclassified to interest expense. Of the $5.1 million loss deferred in accumulated other comprehensive income as of June 27, 2009, a $3.1 million loss is expected to be reclassified to interest expense in the next twelve months.

As of June 27, 2009, we had interest rate swap contracts to pay fixed rates of interest and to receive variable rates of interest based on three-month LIBOR on $155.0 million notional amount of indebtedness, of which $30.0 million will mature in the next twelve months. As of June 27, 2009, we also have forward starting interest rate swaps of $30.0 million that pay fixed rates of interest and receive variable rates of interest. The average rate on the $155.0 million of interest rate swap contracts was 4.0% as of June 27, 2009. These interest rate swap contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness was not material to any period.

As our fuel commodity futures contracts qualify for cash flow hedge designation, the related gains or losses on these contracts are deferred as a component of other comprehensive income or loss (net of related income taxes) until the expense is recognized on the hedged commodity. Upon purchase of the hedged commodity the other comprehensive income or loss is reclassified to cost of rental operations line item in the Consolidated Statements of Operations. Of the $0.1 million gain deferred in other comprehensive income as of June 27, 2009, a $0.1 million gain is expected to be reclassified to cost of rental operations in the next twelve months.

As of June 27, 2009, we had fuel commodity futures contracts to pay fixed prices of unleaded gasoline and diesel fuel and receive variable prices based on the Department of Energy (DOE) index on 2.2 million gallons, of which 2.2 million gallons will occur in the next twelve months. The weighted average fixed price on the 2.2 million gallons of fuel commodity futures contracts was $2.72 per gallon as of June 27, 2009. These commodity contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness was not material to any period.

We may also enter into foreign currency exchange contracts to hedge firm commitments with our foreign subsidiary. These agreements are recorded at fair value and the gains and losses are included in earnings. There were no outstanding foreign currency exchange contracts as of June 27, 2009 and June 28, 2008.

The following tables summarize the amount of gain or loss recognized in accumulated other comprehensive income or loss and the classification and amount of gains or losses reclassified from accumulated other comprehensive income or loss into the Consolidated Statements of Operations for fiscal years 2009, 2008 and 2007 related to derivative financial instruments used in cash flow hedging.

Relationship:	Amount of Gain or (Loss) Recognized in Accumulated Other Comprehensive Income (Loss) For the Fiscal Years 2009	2008	2007
Interest rate swap contracts	**$(6.4)**	$(1.8)	$(0.2)
Fuel commodity futures contracts	**(1.9)**	1.9	(0.2)
Total derivatives designated as cash flow hedging instruments	**$(8.3)**	$ 0.1	$(0.4)

Relationship:	Statement of Operations Classification:	Amount of Gain or (Loss) Reclassified From Accumulated Other Comprehensive Income (Loss) to Consolidated Statements of Operations For the Fiscal Years 2009	2008	2007
Interest rate swap contracts	Interest expense	**$(2.2)**	$ –	$ 0.6
Fuel commodity futures contracts	Cost of rental operations	**(0.8)**	0.8	(0.3)
Total derivatives designated as cash flow hedging instruments		**$(3.0)**	$0.8	$ 0.3

8. *Exit, Disposal and Related Activities*

We continuously monitor our operations and related cost structure to ensure that our resources match our revenue levels and from time to time make adjustments to ensure that we utilize our resources in an efficient manner. These adjustments may consist of facility closures, divestitures, expansions and increases or decreases in staffing levels. During fiscal 2009, we made a number of adjustments to our business, the most significant of which are discussed below.

In the first quarter of fiscal year 2009, we closed three processing plants, two branch locations, reduced selected headcount and outsourced our fleet maintenance function. As a result of these actions, we recorded approximately $2.6 million of expense in the Consolidated Statements of Operations during fiscal year 2009. These charges principally impacted our United States operating segment. Of these amounts, approximately $1.0 million was recorded in the cost of rental operations line item and the remaining $1.6 million was recorded in the selling and administrative line item. We expect all payments associated with these actions to be completed by September 30, 2009.

During the third quarter of fiscal year 2009, we realigned our workforce to better match our cost structure with our lower revenue volume. As a result of this realignment, we eliminated certain personnel and recorded approximately $0.9 million in severance costs in the Consolidated Statements of Operations. These charges impacted both our United States and Canadian operating segments and did not significantly impact any one line item on our Consolidated Statements of Operations for fiscal year 2009. Substantially all severance costs related to these actions were paid by March 28, 2009.

9. *Comprehensive Income*

The components of comprehensive income for fiscal years 2009, 2008 and 2007 are as follows:

	For the Fiscal Years		
	2009	2008	2007
Net income/(loss)	**$ (72.5)**	$46.1	$43.2
Other comprehensive income/(loss)			
Foreign currency translation adjustments	**(18.7)**	7.4	6.5
Pension benefit liabilities, net of tax $(5.4) million, $0.1 million and $0, respectively	**(8.7)**	0.1	–
Derivative financial instruments gain or (loss) recognized, net of tax $(5.0) million, $0.1 million and $(0.2) million, respectively	**(8.3)**	0.1	(0.4)
Derivative financial instruments gain or (loss) reclassified, net of tax $1.8 million, $(0.5) million and $(0.2) million, respectively	**3.0**	(0.8)	(0.3)
Total other comprehensive income/(loss)	**(32.7)**	6.8	5.8
Total comprehensive income/(loss)	**$(105.2)**	$52.9	$49.0

The components of accumulated other comprehensive income, net of tax, are as follows:

	For the Fiscal Years		
	2009	2008	2007
Foreign currency translation	**$16.0**	$34.7	$27.3
Pension benefit liabilities	**(8.4)**	0.3	0.2
Derivative Financial Instruments	**(5.0)**	0.3	1.0
Accumulated other comprehensive income	**$ 2.6**	$35.3	$28.5

10. *Stockholders' Equity*

We issue Class A shares of our stock and each share is entitled to one vote and is freely transferable.

In the fourth quarter of fiscal 2008, our Board of Directors authorized the expansion of our share repurchase program from $100.0 million to $175.0 million, which increases the share repurchase program previously approved by our Board of Directors in the fourth quarter of fiscal 2007. We intend to repurchase shares from time to time in the open market, privately negotiated or other transactions in accordance with applicable federal securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors. Under the program we repurchased 650,387 shares for $16.1 million during the first two quarters of fiscal 2009, 2,469,682 shares for $92.1 million during fiscal 2008 and 232,000 shares for $8.9 million during fiscal 2007. Cash spent on the repurchase of shares totaled $16.1 million during fiscal 2009, $93.1 million during fiscal 2008 and $7.9 million during fiscal 2007. The amount of cash expended for fiscal 2007 excludes $1.0 million for shares purchased on June 29, 2007, but due to timing, the $1.0 million cash payment was made July 2, 2007. As of June 27, 2009, we have approximately $57.9 million remaining under this authorization.

We issue restricted stock units as part of our equity incentive plans. For the majority of the restricted stock units granted, the number of shares issued on the vesting date is net of the minimum statutory tax withholding requirements that we pay in cash to the appropriate taxing authorities on behalf of our employees. Although shares withheld are not issued, they are treated as common stock repurchases in our financial statements, as they reduce the number of shares that would have been issued upon vesting.

Share-Based Payment Plans

On November 16, 2006 our shareholders approved the 2006 Equity Incentive Plan (the "2006 plan"). Under the 2006 plan, a maximum of 2,000,000 equity awards can be granted. Only 667,000 of the awards granted under the 2006 plan can be stock appreciation rights, restricted stock, restricted stock units, deferred stock units or stock. As of June 27, 2009, 944,543 equity awards were available for grant. The only plan available to grant equity compensation as of June 27, 2009, is the 2006 plan. Shares that were available but not granted under all previous plans have been deauthorized and therefore no additional shares remain available for grant.

The 2006 plan provides for certain stock awards, including stock options at fair market value and non-vested restricted shares, to our key employees and non-employee directors. Exercise periods for the stock options are generally limited to a maximum of 10 years and a minimum of one year. Stock options issued to employees generally vest over three years while restricted stock grants to employees generally vest over five years.

Compensation cost for share-based compensation plans is recognized on a straight-line basis over the requisite service period of the award (or to an employee's eligible retirement date, if earlier). The amount of compensation cost that has been recognized in the consolidated statements of operations was $7.1 million, $5.9 million, and $4.2 million for fiscal years

2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $2.7 million, $2.2 million and $1.6 million for fiscal years 2009, 2008 and 2007, respectively. No amount of share-based compensation expense was capitalized during the periods presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatilities are based on the historic volatility of our stock. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for each option is the interpolated market yield on a U.S. Treasury bill with a term comparable to the expected option term of the granted stock option.

	For the Fiscal Years		
	2009	2008	2007
Expected share price volatility	**20.8% - 31.2%**	19.5% - 23.5%	23.2% - 27.4%
Weighted average volatility	**23.2%**	22.5%	24.6%
Expected annual dividend per share	**$0.28**	$0.20	$0.16
Expected term (in years)	**5-6**	5-6	5-6
Risk free rate	**1.5% - 3.3%**	2.5% - 4.4%	4.5% - 4.8%

A summary of stock option activity under our plans as of June 27, 2009, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at June 28, 2008	1,669,786	$36.95		
Granted	390,550	31.90		
Exercised	(6,625)	31.60		
Forfeited or expired	(248,993)	39.27		
Outstanding at June 27, 2009	**1,804,718**	**$35.50**	**5.97**	**$0.1**
Exercisable at June 27, 2009	**1,213,589**	**$35.71**	**4.78**	**$0.0**

The weighted-average fair value of stock options on the date of grant during the fiscal years ended 2009, 2008 and 2007 was $7.69, $10.64 and $10.09, respectively. The total intrinsic value of stock options exercised was less than $0.1 million for fiscal year 2009 and $0.8 million for each of fiscal years 2008 and 2007. As of June 27, 2009, there was $2.8 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our stock option plan.

We received total cash as a result of the exercise of stock options in fiscal years 2009, 2008 and 2007 of $0.2 million, $4.2 million and $3.2 million, respectively.

A summary of the status of our non-vested shares of restricted stock as of June 27, 2009 and changes during the year ended June 27, 2009, is presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at June 28, 2008	291,585	$38.07
Granted	115,780	31.03
Vested	(101,041)	38.21
Forfeited	(36,521)	37.15
Non-vested at June 27, 2009	**269,803**	**$35.44**

As of June 27, 2009, there was $7.4 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our restricted stock plan. That expense is expected to be recognized over a weighted-average period of 3.1 years. The total fair value of shares vested during the fiscal years ended 2009, 2008 and 2007 was $3.1 million, $1.7 million and $1.2 million, respectively.

11. Income Taxes

The components of the provision/(benefit) for income taxes are as follows:

Fiscal Years	**2009**	2008	2007
Current:			
Federal	**$ 8.3**	$10.2	$10.7
State and local	**1.6**	2.7	2.1
Foreign	**6.4**	9.5	13.6
	16.3	22.4	26.4
Deferred	**(33.9)**	6.5	(4.1)
Provision/(Benefit) for Income Taxes	**$(17.6)**	$28.9	$22.3

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

Fiscal Years	**2009**	2008	2007
United States statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax benefit	**0.9%**	1.9%	1.8%
Foreign earnings taxed at different rates	**1.9%**	(0.5)%	(0.2)%
Change in tax contingency reserve	**0.6%**	0.9%	(2.6)%
Goodwill impairment	**(15.8)%**	–	–
Non-deductible fines and penalties	**(1.8)%**	–	–
Permanent differences and other, net	**(1.3)%**	1.2%	–
Effective income tax rate	**19.5%**	38.5%	34.0%

The change in the tax contingency reserve in 2009 and 2007 was the result of the expiration of certain statutes and the favorable resolution of other tax matters. The negative 15.8% impact on the effective tax rate in 2009 is due to the impact of the nondeductible goodwill impairment charges recorded in fiscal year 2009. The change in the tax contingency reserve in 2008 was the result of the expiration of certain statutes offset by reserve additions during the year.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax liabilities:		
Inventory	**$(16.9)**	$(21.6)
Depreciation	**(12.5)**	(21.3)
Intangibles	**(18.5)**	(38.0)
Total deferred tax liabilities	**(47.9)**	(80.9)
Deferred tax assets:		
Accruals and reserves	**43.6**	32.7
Other	**7.5**	6.9
Total deferred tax assets	**51.1**	39.6
Net deferred tax assets (liabilities)	**$ 3.2**	$(41.3)

The net deferred tax assets for fiscal 2009, consists of $8.5 million of deferred tax assets reduced by $5.3 million of deferred tax liabilities. The deferred tax assets have been recorded on the other current asset line for $4.4 million and the other, principally retirement plan assets line for $4.1 million on the consolidated balance sheet as of June 27, 2009.

We have foreign tax credit carry-forwards of $0.4 million, which expire in fiscal year 2019. We have determined that no valuation allowance is necessary as of June 27, 2009.

We have not provided U.S. income taxes and foreign withholding taxes on undistributed earnings from our foreign subsidiaries of approximately $59.1 million as of both June 27, 2009 and June 28, 2008. These earnings are considered to be indefinitely reinvested in the operations of such subsidiaries.

We continue to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Net tax-related interest and penalties were immaterial for the years reported. During the years ended June 27, 2009 and June 28, 2008, we had $2.1 million and $2.2 million, respectively, of accrued interest and penalties related to uncertain tax positions, of which $1.2 million and $1.5 million would favorably affect our effective tax rate in any future periods, if recognized.

We file income tax returns in the U.S., Canada and multiple state jurisdictions. We have substantially concluded on all U.S. Federal and Canadian income tax examinations through fiscal years 2005 and 2004, respectively. With few exceptions, we are no longer subject to state and local income tax examinations prior to fiscal year 2005.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year 2009	Fiscal Year 2008
Beginning balance	**$15.4**	$13.7
Tax positions related to current year:		
Gross increase	**2.9**	3.3
Gross decrease	**–**	–
Tax positions related to prior years:		
Gross increase	**0.5**	0.8
Gross decrease	**(0.4)**	(0.8)
Settlements	**(0.9)**	(0.2)
Lapses in statutes of limitations	**(3.2)**	(1.4)
Ending balance	**$14.3**	$15.4

As of June 27, 2009 and June 28, 2008, the total amount of unrecognized tax benefits was $14.3 million and $15.4 million, respectively, of which $4.0 million and $5.0 million would favorably affect the effective tax rate, if recognized. We are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

12. *Employee Benefit Plans*

Pension Plan and Supplemental Executive Retirement Plan

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. We make annual contributions to the Pension Plan consistent with federal funding requirements.

Annual benefits under the Supplemental Executive Retirement Plan ("SERP") are based on years of service and individual compensation near retirement. We have purchased life insurance contracts and other investments that could be used to fund the retirement benefits under this plan. The value of these insurance contracts and investments as of June 27, 2009 and June 28, 2008 were $9.4 million and $11.6 million, respectively.

We froze our Pension Plan and SERP effective January 1, 2007. Future growth in benefits will no longer occur beyond December 31, 2006.

Effective June 30, 2007, we adopted the recognition provisions of SFAS No. 158, which requires that the consolidated balance sheet reflect the funded status of the pension and postretirement plans. The funded status of the plan is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the aggregate of all under-funded plans within other noncurrent liabilities. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in accrued liabilities. The measurement date of the plan assets coincides with our fiscal year end.

Unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in accumulated other comprehensive income in our consolidated balance sheet as required by SFAS No. 158. The difference between actual amounts and estimates based on actuarial assumptions will be recognized in other comprehensive income in the period in which they occur.

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost during fiscal year 2010 is $1.0 million.

Obligations and Funded Status at June 27, 2009 and June 28, 2008

	Pension Plan		SERP	
	2009	2008	**2009**	2008
Change in benefit obligation:				
Projected benefit obligation, beginning of year	**$ 47.0**	$51.6	**$ 10.5**	$ 11.8
Service cost	**–**	–	**–**	–
Interest cost	**3.3**	3.3	**0.7**	0.7
Actuarial (gain) loss	**3.4**	(6.2)	**0.1**	(1.5)
Benefits paid	**(1.4)**	(1.7)	**(0.5)**	(0.5)
Projected benefit obligation, end of year	**$ 52.3**	$47.0	**$ 10.8**	$ 10.5
Change in plan assets:				
Fair value of plan assets, beginning of year	**$ 44.2**	$41.5	**$ –**	$ –
Actual return on plan assets	**(6.9)**	(3.8)	**–**	–
Employer contributions	**1.0**	8.2	**0.5**	0.5
Benefits paid	**(1.4)**	(1.7)	**(0.5)**	(0.5)
Fair value of plan assets, end of year	**$ 36.9**	$44.2	**$ –**	$ –
Funded status-net amount recognized	**$(15.4)**	$ (2.8)	**$(10.8)**	$(10.5)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plan		SERP	
	2009	2008	**2009**	2008
Accrued benefit liability	**$(15.4)**	$(2.8)	**$(10.8)**	$(10.5)
Net amount recognized	**$(15.4)**	$(2.8)	**$(10.8)**	$(10.5)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $52.3 million, $52.3 million and $36.9 million, respectively, as of June 27, 2009 and $47.0 million, $47.0 million and $44.2 million, respectively, as of June 28, 2008. No pension plans had plan assets in excess of accumulated benefit obligations at June 27, 2009 or June 28, 2008.

Components of Net Periodic Benefit Cost

	Pension Plan			SERP		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ –**	$ –	$ 1.4	**$ –**	$ –	$0.3
Interest cost	**3.3**	3.2	3.1	**0.7**	0.7	0.7
Expected return on assets	**(3.5)**	(3.7)	(2.8)	**–**	–	–
Net periodic benefit cost (income)	**$(0.2)**	$(0.5)	$ 1.7	**$0.7**	$0.7	$1.0

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the plans at June 27, 2009 and June 28, 2008:

	Pension Plan		SERP	
	2009	2008	**2009**	2008
Discount rate	**6.90%**	7.20%	**6.90%**	7.05%
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

The following weighted average assumptions were used to determine net periodic benefit cost for the plans for the years ended June 27, 2009 and June 28, 2008:

	Pension Plan		SERP	
	2009	2008	**2009**	2008
Discount rate	**7.20%**	6.40%	**7.05%**	6.30%
Expected return on plan assets	**8.00**	8.00	**N/A**	N/A
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

To develop the expected long-term rate of return on asset assumptions, we consider the historical returns and the future expectations of returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.0% long-term rate of return on assets assumption. As part of our assessment of the expected return on plan assets, we considered the recent decline in the global equity markets and concluded that an 8% long term rate was still appropriate.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Additional Information

The targeted asset allocations in the pension plan at June 27, 2009 and June 28, 2008 are as follows:

	2009	2008
International equity	**12.5%**	15%
Large cap equity	**30**	35
Small cap equity	**7.5**	10
Absolute Return Strategy Funds	**15**	15
Fixed income	**25**	25
Long/short equity fund	**10**	–
Total	**100%**	100%

The asset allocation strategy for 2009 targets 20%-30% in high-quality fixed income instruments with the balance of the portfolio to be invested in a diversified and complimentary portfolio of equity vehicles. The objective is to achieve a long-term rate of return of 7.0%-9.5%. In determining investment options, all classes or categories of investments allowed by the Employee Retirement Income Security Act of 1974 ("ERISA") are acceptable investment choices. As directed by ERISA, no single investment will comprise more than 10% of assets, except for certain government backed securities.

Pension assets consist primarily of listed common stocks and U.S. government and corporate obligations. We expect to contribute $2.8 million to our pension plan and $0.5 million to the SERP in fiscal year 2010.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plan	SERP
2010	$ 1.5	$0.5
2011	1.6	0.6
2012	1.7	0.6
2013	1.9	0.6
2014	2.0	0.6
2015 and thereafter	13.2	3.8

Union Pension Plans

We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("Union Plans"). We contributed and charged to expense $3.2 million in fiscal 2009, $2.5 million in fiscal 2008 and $1.9 million in fiscal 2007 for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional contributions, if any.

We are responsible for our proportional share of any unfunded vested benefits related to the Union Plans. Under the pertinent accounting rules, we are not required to record a liability for our portion of the withdrawal liability until we exit the plan. In fiscal year 2009, we exited a multi-employer pension plan and recorded an associated liability of approximately $1.0 million. If a future decision to exit a plan is made, we will record our proportional share of the unfunded vested benefits, which could have a material adverse impact on our future results of operations.

401(k) Plan

All full-time non-union employees are eligible to participate in a 401(k) plan. We match a portion of the employee's salary reduction contributions and provide investment choices for the employee. The matching contributions under the 401(k) plan made prior to January 1, 2007 vest over a five-year employment period, while matching contributions made after that date vest immediately. We incurred matching contribution expense of $7.0 million in fiscal 2009, $7.9 million in fiscal 2008 and $5.1 million in fiscal 2007. The increase from fiscal 2007 to fiscal 2008 is the result of an increase in our company matching percentage and an increase in the participation in the 401(k) plan due to the action taken in fiscal year 2007 to freeze the pension plans as discussed earlier.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan ("DEFCO Plan"), we match a portion of the designated employees' contributions. Our matching contributions under the DEFCO Plan were $1.3 million in fiscal 2009, $1.5 million in fiscal 2008 and $0.9 million in fiscal 2007. The accumulated benefit obligation of $14.9 million as of June 27, 2009 and $17.1 million as of June 28, 2008 is included in other noncurrent liabilities in the accompanying consolidated balance sheets. We have purchased investments, including stable income and stock index managed funds, based on investment elections made by the employees, which may be used to fund the retirement benefits. The investments are recorded at estimated fair value based on quoted market prices and are included in other assets in the accompanying consolidated balance sheets. Unrealized gains and losses are included in income on a current basis. At June 27, 2009 and June 28, 2008, the estimated fair value of the investments was $14.9 million and $17.1 million, and the cost of the investments was $17.9 million and $17.6 million, respectively.

13. Commitments and Contingencies

Environmental Matters

We are currently involved in several environmental-related proceedings by certain governmental agencies which relate primarily to operating certain facilities in noncompliance with required permits. We resolved two of these proceedings in the fall of 2008 and have paid the negotiated penalties in these two actions. In addition to these proceedings, in the normal course of our business, we are subject to, among other things, periodic inspections by regulatory agencies. We continue to dedicate substantial operational and financial resources to environmental compliance, and we remain fully committed to operating in compliance with all environmental laws and regulations. During the first quarter of fiscal year 2009, we enhanced our oversight by engaging a recognized international environmental consulting firm to conduct reviews of all of our production facilities. By hiring experts in this complex area, we have gained additional assurance with respect to our environmental compliance. We have substantially completed these inspections and, where required, are undertaking appropriate corrective actions. As of June 27, 2009, we had reserves of approximately $4.6 million related to these matters. Total expense for these matters was approximately $4.6 million for fiscal year 2009 and is recorded in the selling and administrative line of the Consolidated Condensed Statements of Operations.

Descriptions of these matters are as follows:

On April 9, 2008, pursuant to a complaint filed in Superior Court, Judicial District of Hartford in the State of Connecticut on April 8, 2008 by the Commissioner of Environmental Protection of the State of Connecticut against us (the "Complaint"), the Commissioner of Environmental Protection of the State of Connecticut secured a temporary injunction in Superior Court in the State of Connecticut against us, prohibiting us from laundering shop or printer towels at our Waterbury, Connecticut facility, requiring us to cease use of certain related equipment, and requiring us to comply with certain throughput limits prescribed in permits previously issued to us by the State of Connecticut relative to this facility. The Commissioner alleged that our operations at this facility violated certain previously issued permits and/or that we were operating this facility in the absence of certain required permits. In addition, on August 4, 2008, the Commissioner filed a request for leave to file an amended complaint in this matter ("Proposed Amended Complaint"). In the Proposed Amended Complaint, the Commissioner alleged two additional counts with respect to our Waterbury, Connecticut facility and one additional count regarding our East Hartford, Connecticut facility. All three counts allege that our operations in the two facilities violated certain hazardous waste rules. The Commissioner is seeking in its Complaint certain penalties and other remedies. Any violation of the temporary injunction by us would subject us to monetary penalties. We are and will continue to conduct our Waterbury, Connecticut facility in strict accordance with the terms of the temporary injunction, and we will continue to work in good faith with the Connecticut Department of Environmental Protection to resolve this matter, including with respect to any amounts which may be payable.

We became aware that our Des Moines, Iowa facility allegedly violated the facility's wastewater treatment permit. In addition, we became aware that this facility allegedly did not properly report its wastewater sampling results to the City of Des Moines. We promptly brought this matter to the attention of the City of Des Moines Attorney's office and the water reclamation authority. We also immediately launched our own investigation. As part of our investigation, we learned, among other things, that the City of Des Moines' water reclamation authority was aware of the situation and had referred this matter to the U.S. Environmental Protection Agency ("U.S. EPA"). We also understand that the U.S. EPA has referred this matter to the U.S. Attorneys' office in Des Moines, Iowa. On November 25, 2008, the U.S. Attorney served a subpoena requesting various documents, correspondence, e-mails and electronic documents related to the wastewater treatment system at the Des Moines facility. In response to the subpoena, we have submitted certain information to the U.S. Attorney and will submit additional responsive information as it becomes available. Further, on November 18, 2008, we reached settlement with the Des Moines Metropolitan Wastewater Reclamation Authority and resolved this matter with the city.

On July 24, 2008, the U.S. EPA inspected our facility in South Chicago, Illinois. As part of its inspections, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the overall environmental compliance and permitting of the facility. In a letter, dated June 15, 2009, the U.S. EPA provided written record of its inspection findings to us and identified alleged noncompliance with certain provisions of the Resource Conservation and Recovery Act. We have responded to this letter and will continue to work cooperatively with the U.S. EPA to resolve this matter.

In the summer and fall of 2008, the U.S. EPA inspected our facility in Manchester, New Hampshire. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the facility's overall environmental compliance and permitting. Since the U.S. EPA's inspection, we have had a third party independent environmental consulting firm audit this facility. This firm identified certain environmental issues at the facility, and we are currently undertaking corrective actions. In a letter, dated December 30, 2008, the U.S. EPA requested additional information regarding our Manchester and Portsmouth, New Hampshire facilities to evaluate compliance with the Clean Air Act and applicable state and federal regulations, and the U.S. EPA issued a testing order at the Manchester facility. We have completed the requested testing and are summarizing the results.

While we cannot predict the outcome of these matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these loses could be material.

Leases

We lease certain facilities and equipment for varying periods. Most facility leases contain renewal options from one to five years. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule as of June 27, 2009 of future minimum base rental payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year:

	Operating Leases
2010	$24.4
2011	19.6
2012	15.2
2013	11.4
2014	8.2
2015 and thereafter	12.3
Total minimum lease payments	$91.1

Total rent expense for operating leases, including those with terms of less than one year, was $32.1 million in fiscal 2009, $30.0 million in fiscal 2008 and $26.5 million in fiscal 2007.

14. *Segment Information*

We have two operating segments, United States (includes the Dominican Republic and Ireland Operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance. Each operating segment derives revenues from the branded identity apparel and facility services industry, which includes rental of garments, direct purchase items and non-apparel items such as floor mats, dust mops, wiping towels, selected linen items and restroom products. No single customer's transactions accounted for more than 1.5% of our total revenues. Substantially all of our customers are in the United States or Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Corporate expenses are allocated to the segments based on segment revenue. We evaluate performance based on income from operations.

The segment income from operations includes the impact of an intercompany management fee which is self-eliminated in the total income from operations below. The annual intercompany management fee was $9.5 million, $9.9 million and $1.8 million for fiscal years 2009, 2008 and 2007, respectively. In fiscal year 2008, we conducted a formal transfer pricing study which resulted in an increase to the management fee of approximately $7.7 million. The increase was recorded entirely in the fourth quarter of fiscal year 2008. As a percentage of Canadian revenue this intercompany management fee increased from 1.1% to 5.4%. We believe that the annual management fee will be in the range of approximately 5.5% – 6.5% of Canadian revenue in fiscal 2010.

Financial information by segment is as follows:

	United States	Canada	Elimination	Total
2009				
Revenues	$789.4	$146.6	$ –	$ 936.0
Income/(Loss) from operations	(87.1)	11.1	–	(76.0)
Interest expense	14.0	–	–	14.0
Total assets	804.9	136.5	(90.2)	851.2
Capital expenditures-net	20.1	3.2	–	23.3
Depreciation and amortization expense	38.6	5.7	–	44.3
Income tax expense/(benefit)	(21.5)	3.9	–	(17.6)
2008				
Revenues	$820.3	$182.1	$ –	$1,002.4
Income from operations	64.7	25.8	–	90.5
Interest expense	15.4	0.1	–	15.5
Total assets	983.1	171.2	(101.1)	1,053.2
Capital expenditures-net	27.2	(0.1)	–	27.1
Depreciation and amortization expense	41.3	7.1	–	48.4
Income tax expense	20.4	8.5	–	28.9
2007				
Revenues	$769.0	$160.5	$ –	$ 929.5
Income from operations	53.5	25.9	–	79.4
Interest expense	13.8	0.1	–	13.9
Total assets	931.6	172.3	(112.1)	991.8
Capital expenditures-net	29.2	2.3	–	31.5
Depreciation and amortization expense	39.1	6.5	–	45.6
Income tax expense	12.6	9.7	–	22.3

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 27, 2009. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control Over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to information with respect to our Proxy Statement for the fiscal year 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11. Executive Compensation

Reference is made to information with respect to our Proxy Statement for the fiscal year 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to information with respect to our Proxy Statement for the fiscal year 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Reference is made to information with respect to our Proxy Statement for the fiscal year 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. Principal Accountant Fees and Services

Reference is made to information with respect to our Proxy Statement for the fiscal year 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

(1) Financial Statements
The consolidated financial statements of the Registrant are set forth in Item 8 of Part II of this report.

(2) Financial Statement Schedules
All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information has been included elsewhere by reference in the financial statements and related notes, except for Schedule II, which is included as Exhibit 99.1 to this Form 10-K, as filed with the SEC.

(3) Exhibits
The following exhibits, as required by Item 601 of Regulation S-K are filed as a part of this report:

3(a) Articles of Amendment and Restatement of the Registrant, as filed with the Secretary of State of Minnesota (incorporated herein by reference to Exhibit 3(i) to the Registrant's Form 10-Q filed November 13, 2001).

3(b) Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).

3(c) Form of share-based compensation agreement (incorporated herein by reference to the Registrant's Form 10-K filed September 14, 2006).**

4(a) Rights Agreement, dated as of September 17, 2001, by and between G&K Services, Inc. and Wells Fargo Bank Minnesota, National Association (incorporated by reference to the Registrant's Form 8-K filing dated September 19, 2001).

10(a) 1989 Stock Option and Compensation Plan, as amended on October 30, 1997 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on October 8, 1997). **

10(b) Amended and Restated 1996 Director Stock Option Plan, as amended March 10, 2004 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A filed on October 12, 2005).**

10(c) 1998 Stock Option and Compensation Plan, as amended November 7, 2002 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on September 26, 2002). **

10(d) Note Purchase Agreement dated July 20, 2000 among G&K Services, Inc. and various institutional investors (incorporated herein by reference to the Registrant's Form 10-K filed September 28, 2000).

10(e) Loan Agreement dated June 30, 2005 among G&K Services, Inc. and various institutional investors (incorporated by reference to Registrant's Form 10-K filed September 15, 2005).

10(f) Form of Executive Employment Agreement between Registrant and each of Douglas Milroy, Robert Wood, and Jeffrey Wright, dated March 1, 2007 (incorporated herein by reference to the Registrant's Form 8-K filed March 19, 2007).**

10(g) 2006 Equity incentive plan (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

10(h) Amended and Restated Loan Agreement dated as of October 1, 2008 among G&K Receivables Corp., G&K Services, Inc., Three Pillars Funding LLC and Suntrust Robinson Humphrey, Inc. (incorporated herein by reference to Registrant's exhibit 10.1 Form 8-K filed on October 6, 2008).

10(i) Form of Executive Employment Agreement between Registrant and Timothy N. Curran dated October 23, 2008 (incorporated herein by reference to the Registrant's exhibit 10.1 Form 8-K filed on October 29, 2008).**

10(j) Form of Amended Executive Employment Agreement between Registrant and each of Timothy N. Curran, Douglas A. Milroy, Robert G. Wood and Jeffrey L. Wright, dated April 10, 2009 (incorporated herein by reference to the Registrant's exhibit 10 Form 8-K filed April 14, 2009). **

10(k) Form of Amended Executive Employment Agreement between Registrant and each of Douglas A. Milroy and Jeffrey L. Wright, dated May 7, 2009 (incorporated herein by reference to the Registrant's exhibit 10 Form 8-K filed May 13, 2009). **

10(l) Credit Agreement, dated July 1, 2009, by and among the Registrant, G&K Services Canada Inc., JPMorgan Chase Bank, N.A. and various lenders (incorporated herein by reference to the Registrant's exhibit 10.1 Form 8-K filed July 2, 2009).

21 Subsidiaries of G&K Services, Inc. *

23 Consent of Independent Registered Public Accounting Firm. *

24 Power of Attorney dated as of August 19, 2009. *

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

99.1 Report of Ernst & Young LLP, Independent Registered Public Accounting Firm and Schedule II. *

Footnotes:

* Filed herewith

** Compensatory plan or arrangement

(b) Exhibits

See exhibits listed under Item 15(a)(3).

(c) Financial Statement Schedules

See the financial statement schedules listed under Item 15(a)(2).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 26, 2009

G&K SERVICES, INC.
(Registrant)

By: /s/ Douglas A. Milroy

Douglas A. Milroy,
Chief Executive Officer and Director
(Principal Executive Officer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below on the 26th day of August, 2009, by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ Douglas A. Milroy Douglas A. Milroy	Chief Executive Officer (Principal Executive Officer) and Director
* Paul Baszucki	Director
* John S. Bronson	Director
* Lynn Crump-Caine	Director
* J. Patrick Doyle	Director
* Wayne M. Fortun	Director
* Ernest J. Mrozek	Director
* M. Lenny Pippin	Director
* Alice M. Richter	Director
/s/ Jeffrey L. Wright Jeffrey L. Wright	Executive Vice President, Chief Financial Officer and Director
/s/ Thomas J. Dietz Thomas J. Dietz	Vice President and Controller

*By: /s/ Douglas A. Milroy
Douglas A. Milroy
Attorney-in-fact

G&K SERVICES, INC.
5995 Opus Parkway
Minnetonka, Minnesota 55343


G&K SERVICES

Notice of Annual Meeting of Shareholders, Thursday, November 12, 2009

To the Shareholders of G&K Services, Inc.:

The Annual Meeting of Shareholders of G&K Services, Inc. will be held, pursuant to due call by our Board of Directors, at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, on Thursday, November 12, 2009, at 10:00 a.m. Central Standard Time, or at any adjournment or postponement thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. To elect the four "Class II" directors named in the attached proxy statement to serve for terms of three years;
2. To ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for fiscal 2010; and
3. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Pursuant to action of the Board of Directors, shareholders of record on September 18, 2009 will be entitled to vote at the meeting or any adjournment or postponement thereof.

A proxy for the meeting is enclosed. You are requested to complete and sign the proxy, which is solicited by the Board of Directors, and promptly return it in the enclosed envelope.

By Order of the Board of Directors
G&K Services, Inc.

Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

October 9, 2009

Proxy Statement of G&K Services, Inc.

Annual Meeting of Shareholders to be Held Thursday, November 12, 2009

Voting by Proxy and Revocation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of G&K Services, Inc. to be used at the annual meeting of our shareholders to be held on Thursday, November 12, 2009, at 10:00 a.m. Central Standard Time, at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, or at any adjournment or postponement thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. To elect the four "Class II" directors named in this proxy statement to serve for terms of three years;
2. To ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for fiscal 2010; and
3. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

The approximate date on which this proxy statement and the accompanying proxy were first sent or given to shareholders was October 9, 2009.

Each shareholder who signs and returns a proxy in the form enclosed with this proxy statement may revoke the same at any time prior to its use and prior to the annual meeting by giving notice of such revocation to the company in writing, at the meeting or by executing and delivering a new proxy to our Corporate Secretary. Unless so revoked, the shares represented by each proxy will be voted at the annual meeting and at any adjournment or postponement thereof. Mere presence at the annual meeting by a shareholder who has signed a proxy does not, alone, revoke that proxy; revocation must be announced by the shareholder at the time of the meeting. All shares which are entitled to vote and are represented at the annual meeting by properly executed proxies received prior to or at the annual meeting, and not revoked, will be voted at the annual meeting and any adjournment or postponement thereof.

Voting Procedures

The company has one class of voting securities outstanding: Class A Common Stock, $0.50 par value per share, of which 18,498,452 shares were outstanding as of the close of business on September 18, 2009, the record date for the annual meeting. Each share of Class A Common Stock is entitled to one vote on each matter put to a vote of shareholders. Our Class A Common Stock is referred to in this proxy statement as common stock. Only shareholders of record at the close of business on the record date for the annual meeting will be entitled to vote at the annual meeting or any adjournment or postponement thereof. A quorum, consisting of the holders of a majority of the stock issued and outstanding and entitled to vote at the annual meeting is requisite for the transaction of business at the annual meeting. Such quorum must be present, either in person or represented by proxy, for the transaction of business at the annual meeting, except as otherwise required by law, our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws.

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by the Board of Directors. If any director nominee should withdraw or otherwise become unavailable for reasons not presently known, the proxies which would have otherwise been voted for that director nominee may be voted for a substitute director nominee selected by our Board of Directors.

A plurality of votes cast is required for the election of each director in Proposal No. 1. Each other proposal requires the affirmative vote of the holders of the greater of (i) a majority of the voting power of shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the annual meeting.

A shareholder who abstains with respect to any proposal is considered to be present and entitled to vote on that proposal, and is effectively casting a negative vote. A shareholder, including a broker, who does not give authority to a proxy to vote, or withholds authority to vote, on any proposal shall not be considered present and entitled to vote on that proposal.

The Board of Directors unanimously recommends that you vote "FOR" the election of each director nominee named in this proxy statement and "FOR" the ratification of Ernst & Young LLP's appointment as our independent accountant for fiscal 2010.

Election of Class II Directors

Pursuant to our Amended and Restated Articles of Incorporation, our Board of Directors is comprised of not less than three and not more than 12 directors, and our Amended and Restated Bylaws state that the number of directors is established by resolution of our Board of Directors. Presently, our Board of Directors consists of ten directors. Pursuant to our Amended and Restated Articles of Incorporation, the directors are divided into three classes, designated as Class I, Class II and Class III, respectively, and are elected to serve for staggered three-year terms of office that expire in successive years. The current terms of office for the directors in Class I, Class II and Class III expire, respectively, at the 2011, 2009 and 2010 annual shareholders' meetings.

Ms. Richter and Messrs. Milroy, Wright and Baszucki, each of whom currently serves as a Class II director, have been nominated by our Board of Directors to serve as our Class II directors for a three-year term commencing immediately following the annual meeting and expiring at our 2012 annual shareholders' meeting, or until his or her successor is elected and qualified. Pursuant to their employment agreements, Messrs. Milroy and Wright are required to resign from the Board of Directors if their employment with us is terminated. If elected, each nominee has consented to serve as a Class II director.

Set forth below is information regarding the four individuals nominated for election to our Board of Directors as Class II directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Name (and age) of Director/Nominee	Principal Occupation, Past Five Years Business Experience and Directorships in Public Companies	Director Since
Class II Nominees:		
Douglas A. Milroy (50)	Mr. Milroy has served as our Chief Executive Officer and a director since May 2009. Previously, Mr. Milroy served as our President, Direct Purchase and Business Development from November 2006 to May 2009. Mr. Milroy joined us with more than 20 years of global leadership experience in business-to-business organizations. Most recently, since 2004, Mr. Milroy was managing director of The Milroy Group LLC, a firm focused on the acquisition and management of industrial companies in partnership with other investors. Prior to that, between 2000 and 2004, Mr. Milroy was the Vice President and General Manager – Food and Beverage North America and Water Care for Ecolab, Inc. Mr. Milroy has also held senior positions with FMC Corporation and McKinsey & Company. Mr. Milroy serves on the board of JSJ Corporation, where he chairs the Compensation Committee and serves on the Audit Committee. Mr. Milroy holds a Bachelor of Mechanical Engineering degree from the University of Minnesota and an M.B.A. from the Harvard Business School.	2009
Jeffrey L. Wright (47)	Mr. Wright has served as our Executive Vice President and a director since May 2009 and as our Chief Financial Officer since 1999. Previously, Mr. Wright served as our Senior Vice President from January 2004 until May 2009, our Secretary from February 1999 until May 2004, and our Treasurer from February 1999 until November 2001. Mr. Wright was employed with BMC Industries, Inc. from 1996 until the time he joined the company, serving as its Controller from 1996 to 1998 and its Treasurer from 1998 to 1999. From 1993 to 1996, Mr. Wright was Treasurer for Employee Benefit Plans, Inc. From 1984 to 1993, Mr. Wright was employed with Arthur Andersen & Co. Mr. Wright serves as Chairman of the Textile Rental Services Association and is a director of Hawkins, Inc. (NASDAQ: HWKN), where he serves on the Audit and Compensation Committees. Mr. Wright holds a Bachelor of Arts – Accounting degree from the University of St. Thomas.	2009
Paul Baszucki (69)	Mr. Baszucki is a director and serves as a member of the Corporate Governance Committee of our Board of Directors. Mr. Baszucki served as a director and Chair of the Board of Directors of Norstan, Inc. from May 1997 until December 2004, and as its Chief Executive Officer from 1986 until May 1997, and again from December 1999 to October 2000. Mr. Baszucki also serves as a director and member of the Audit and Compensation Committees of WSI Industries, Inc. (NASDAQ: WSCI), a precision contract machining company primarily servicing the energy aerospace/avionics industry and recreational vehicles markets. Mr. Baszucki has been a director of WSI Industries since 1988.	1994
Alice M. Richter (56)	Ms. Richter is a director and serves as Chair of the Audit Committee of our Board of Directors. Ms. Richter is also one of our Audit Committee Financial Experts. Ms Richter has been retired since June 2001. Prior to her retirement, Ms. Richter was a certified public accountant with KPMG LLP for 26 years. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, Ms. Richter served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter is also a member of the Boards of Directors of West Marine, Inc. (NASDAQ: WMAR), where she also serves as Chair of the Audit Committee, Fingerhut Direct Marketing, Inc., where she serves as the Chair of the Audit Committee and Thrivent Financial for Lutherans, where she serves on the Audit and Technology Committees.	2003

Directors and Executive Officers of the Company

Set forth below is information regarding our executive officers and the balance of our directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Name	Age	Title	Director Term Expires
Douglas A. Milroy	50	Chief Executive Officer and Director (Class II)	2009
Jeffrey L. Wright	47	Executive Vice President, Chief Financial Officer and Director (Class II)	2009
Robert G. Wood	61	President, G&K Services Canada Inc.	—
Jeffrey L. Cotter	42	Vice President, General Counsel and Corporate Secretary	—
Timothy N. Curran	48	Senior Vice President, U.S. Field	—
Paul Baszucki	69	Director (Class II)	2009
John S. Bronson	61	Director (Class III)	2010
Lynn Crump-Caine	53	Director (Class I)	2011
J. Patrick Doyle	46	Director (Class I)	2011
Wayne M. Fortun	60	Director (Class III)	2010
Ernest J. Mrozek	56	Director (Class III)	2010
M. Lenny Pippin	62	Director, Chairman of the Board and Presiding Director (Class I)	2011
Alice M. Richter	56	Director (Class II)	2009

Douglas A. Milroy – *See* information under "Election of Class II Directors" above.

Jeffrey L. Wright – *See* information under "Election of Class II Directors" above.

Robert G. Wood – Mr. Wood has served as President of G&K Services Canada Inc. and affiliated entities since 1998, and as one of our Regional Vice Presidents between 1997 and 1998. Mr. Wood joined the company in 1995 as a General Manager and served as an Executive Vice President of the company from May 2000 until July 2002. Prior to joining the company, Mr. Wood was Vice President of Marketing and Director of Sales with Livingston International, Inc., where he spent 23 years in a variety of operating, sales, service and marketing positions.

Jeffrey L. Cotter – Mr. Cotter has served as our Vice President, General Counsel and Corporate Secretary since June 2008. Mr. Cotter joined the company as Senior Corporate Counsel in February 2006, and was named Director of Legal Services and Corporate Secretary in September 2007. Prior to joining the company, since 2003, Mr. Cotter was a shareholder in the law firm of Leonard, Street and Deinard Professional Association, where he specialized in securities law, as well as in mergers, acquisitions and related transactions. Prior to being a shareholder in Leonard, Street and Deinard Professional Association, Mr. Cotter was an associate at the firm (1997-1999; 2001-2003), as well as Assistant General Counsel of Stockwalk.com, Inc. (1999-2001) and an associate in the law firm of Briggs & Morgan, P.A. Mr. Cotter also serves on the Textile Rental Services Association's Government Affairs Committee.

Timothy N. Curran. Mr. Curran has served as our Senior Vice President, U.S. Field since October 2008. Mr. Curran joined the company as Regional Vice President of the Southeast Region in 2004. Prior to joining the company, Mr. Curran served as Vice President, Operations for a distribution division of WebMD from 2002 to 2004, and served as Division General Manager and Director of Business Development for OMNOVA Solutions, a performance chemical and decorative products company, from 2000 to 2002. Mr. Curran also held various operating and leadership positions with Honeywell International Inc. from 1993 to 2000.

Paul Baszucki – *See* information under "Election of Class II Directors" above.

John S. Bronson – Mr. Bronson is a director of the company and serves as a member of the Compensation and Corporate Governance Committees of our Board of Directors. Mr. Bronson was Senior Vice President, Human Resources for Williams-Sonoma, Inc., a specialty retailer of home furnishings, from 1999 to 2003. Prior to his employment with Williams-Sonoma, Inc., Mr. Bronson held several senior human resource-related management positions with PEPSICO, from 1979 to 1999, most recently as its Executive Vice President, Human Resources Worldwide for Pepsi-Cola Worldwide.

Lynn Crump-Caine – Ms. Crump-Caine is a director of the company and serves as a member of the Audit Committee of our Board of Directors. Ms. Crump-Caine founded Outsidein Consulting and she currently serves as its Chief Executive Officer. Between 1974 and her retirement in 2004, Ms. Crump-Caine served in various senior capacities with the McDonald's Corporation, including as its Executive Vice President, Worldwide Operations and Restaurant Systems, from 2002 to 2004, its Executive Vice President, U.S. Restaurant Systems, from 2000 to 2002, and its Senior Vice President, U.S. Operations, from 1998 to 2000. Ms. Crump-Caine serves on the board of Krispy Kreme Doughnuts, Inc. (NYSE: KKD), where she chairs the Compensation Committee and serves on the Nominating and Corporate Governance Committees. She also chairs the board of Advocate Health Care and is a member of that board's Executive, Audit and Compensation Committees.

J. Patrick Doyle – Mr. Doyle is a director and serves as a member of the Compensation Committee of our Board of Directors. Mr. Doyle currently serves as President of Domino's U.S.A. for Domino's Pizza, Inc. (NYSE: DPZ) Mr. Doyle previously served as Domino's Executive Vice President of U.S. Corporate Stores from October 2004 to September 2007, as Domino's Executive Vice President of International from May 1999 to October 2004, as Domino's interim Executive Vice President, Build the Brand, from

December 2000 to July 2001 and as Domino's Senior Vice President of Marketing from the time he joined Domino's in 1997 until May 1999. Prior to joining Domino's, Mr. Doyle served as Vice President and General Manager for the U.S. baby food business of Gerber Products Company.

Wayne M. Fortun – Mr. Fortun is a director and serves as Chair of the Compensation Committee of our Board of Directors. Mr. Fortun was elected director, President and Chief Operating Officer of Hutchinson Technology, Inc. (NASDAQ: HTCH), a world leader in precision manufacturing of suspension assemblies for disk drives, in 1983 and was appointed its Chief Executive Officer in May 1996. Mr. Fortun also serves as a director of C.H. Robinson Worldwide, Inc. (NASDAQ: CHRW), a global provider of multi-modal transportation services and logistics solutions.

Ernest J. Mrozek – Mr. Mrozek is a director and serves as a member of the Audit Committee of our Board of Directors. Mr. Mrozek is also one of our Audit Committee Financial Experts. Mr. Mrozek served as Vice Chairman and Chief Financial Officer of The ServiceMaster Company, a residential and commercial service company, from November 2006 to his retirement in March 2008. Mr. Mrozek also served as President and Chief Financial Officer of The ServiceMaster Company from January 2004 to November 2006 and as its President and Chief Operating Officer from 2002 to January 2004. Mr. Mrozek joined ServiceMaster in 1987 and has held various senior positions in general management, operations and finance. Prior to joining ServiceMaster, Mr. Mrozek spent 12 years with Arthur Andersen & Co. Mr. Mrozek serves on the board of Chemed Corporation (NSYE: CHE), where he serves on the Audit Committee.

M. Lenny Pippin – Mr. Pippin is a director, serves as the Chairman and Presiding Director of our Board of Directors and serves as Chair of the Corporate Governance Committee of our Board of Directors. Mr. Pippin served as Vice Chairman, President and Chief Executive Officer of The Schwan Food Company, a branded frozen-food company, from November 1999 until February 2008. Mr. Pippin is currently a business consultant. Prior to joining Schwan's, Mr. Pippin served as President and Chief Executive Officer of Lykes Brothers, Inc., a privately held corporation with operating divisions in the food, agriculture, transportation, energy and insurance industries.

Alice M. Richter – *See* information under "Election of Class II Directors" above.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of our total compensation program for our Named Executive Officers (NEOs). Our NEOs are our CEO, our Executive Vice President and Chief Financial Officer, and the three most highly compensated executive officers, other than our CEO and our Executive Vice President and Chief Financial Officer, who were serving as our executive officers at the end of fiscal 2009. In fiscal 2009, our NEOs also include our former Chairman of the Board and CEO and our former President, U.S. Rental Operations. The discussion focuses on the program and decisions for the 2009 fiscal year. We address why we believe the program is right for our company and our shareholders, and we explain how compensation is determined.

Overview

What person or group is responsible for determining the compensation levels of executive officers?

The Compensation Committee of our Board of Directors, which consists entirely of independent directors and whose membership is determined by the Board of Directors, is responsible for:

- approving the design and implementation of our executive compensation program;
- regularly reporting on committee actions and recommendations at board meetings;
- working with the Audit and Corporate Governance Committees of our Board of Directors, as appropriate; and
- reviewing NEO compensation and making recommendations to the Board of Directors, which is responsible for approving all NEO compensation.

The Hay Group serves as an independent compensation consultant to the Compensation Committee of our Board of Directors to perform the functions outlined below. Although the Hay Group primarily supports the Compensation Committee, on occasion, the Hay Group has provided market data and general compensation consultation to the company. The Compensation Committee also works with our human resources and compensation and benefits professionals on the design and implementation of executive compensation programs and certain retirement plans that are of material significance.

The Compensation Committee annually reviews NEO compensation. The Compensation Committee considers information provided by its independent compensation consultant, and reviews and recommends compensation actions for NEOs for approval by our Board of Directors.

Role of Compensation Consultant

The Hay Group provides independent compensation consultation and advice to the Compensation Committee to ensure that executive compensation decisions are aligned with the long-term interests of shareholders and with corporate goals and strategies. As requested, the Hay Group provides guidance as it relates to the following committee responsibilities:

- review Compensation Committee agendas and supporting materials in advance of each meeting;
- attend Compensation Committee meetings;
- make recommendations on companies to include in our peer group, analyze the selected peer group information and review other survey data for competitive comparisons;
- review the executive compensation programs and competitive positioning for reasonableness and appropriateness;
- review the company's total executive compensation program and advise the Compensation Committee of plans or practices that might be changed to improve effectiveness;
- oversee survey data on executive pay practices and amounts that come before the Compensation Committee;

- provide market data and recommendations on CEO compensation without prior review by management, except for necessary fact checking;
- provide market data and recommendations on director compensation;
- review any significant executive employment or change-in-control provisions in advance of being presented to the Compensation Committee for approval;
- periodically review the Compensation Committee's charter and recommend changes;
- advise the Compensation Committee on best-practice ideas for board governance of executive compensation as well as areas of concern and risk in the company's program;
- advise the Compensation Committee on management proposals, as requested; and
- undertake special projects at the request of the Compensation Committee.

In fiscal 2009, as part of its ongoing services to the Compensation Committee as described above, a Hay Group representative attended all regularly scheduled meetings of the Compensation Committee (either in person or telephonically) and worked on the following projects:

- reviewed current peer group and made recommendation on peer group changes;
- participated in review and design of the company's long-term incentive and equity programs;
- conducted market analysis of the Board of Director compensation (in fiscal 2009, no changes were made to the Board of Director's compensation package, other than to address compensation for Mr. Pippin as Chairman of our board);
- reviewed market analysis of Chairman compensation and made recommendations on Chairman's compensation package;
- conducted market analysis of CEO compensation and made recommendations on changes to the CEO's total compensation package; and
- reviewed market analysis of Executive Vice President and Chief Financial Officer compensation and made recommendations on the same.

Certain of our senior officers also have roles in the compensation process, as follows:

- Our CEO recommends compensation actions (other than for himself) and submits those recommendations to the Compensation Committee for review.
- Our CEO provides his perspective on recommendations provided by the compensation consultant regarding compensation program design issues.
- Our Senior Vice President, Human Resources plays an active role by providing input on plan design, structure and cost, and assessing the implications of all recommendations on recruitment, retention and motivation of company employees, as well as company financial results.
- When requested by the Compensation Committee, other executive officers, such as the Executive Vice President and Chief Financial Officer, Vice President and Controller, and our Vice President, General Counsel and Corporate Secretary, may also review recommendations on plan design, structure and cost, and provide a perspective to the Compensation Committee on how these recommendations may affect recruitment, retention and motivation of our employees, as well as our financial results.

Discussion and Analysis

The following discussion and analysis is focused on our NEO compensation program. The discussion focuses on the program and decisions for fiscal 2009 and specifically answers the following questions:

1. What are the objectives of our compensation program?
2. What is the compensation program designed to reward?
3. What is each element of compensation?
4. Why do we choose to pay each element?
5. How do we determine the amount/formula for each element?
6. How does each element and our decision regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?

What are the objectives of our compensation program?

The objectives of our compensation programs are to provide compensation and benefits plans that enable us to attract, retain and motivate highly qualified, experienced executives and reward them for performance that creates long-term shareholder value. We seek to increase shareholder value by rewarding performance with cost-effective compensation that ensures appropriate linkage between pay, company performance, and results for our shareholders. We strive to reward employees fairly and competitively through a mix of base salary, short and long term incentives, benefits, career growth and development opportunities. We believe the mix of base pay, short term incentives, long term incentives and other benefits drives performance.

What is the compensation program designed to reward?

The compensation program strives to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities, which are designed to:

- provide competitive levels of compensation that link compensation to the achievement of our annual objectives and long-term goals;
- reward the achievement of company performance objectives; and
- recognize and reward strong individual initiative and team performance.

Shareholder value and corporate performance are realized through our ongoing business strategy to:

- achieve year-over-year growth in revenue and earnings;
- drive strong cash flow;
- maintain financial strength and flexibility; and
- reward strong individual performance that is aligned with company goals and objectives.

What is each element of compensation?

There are five components of our executive compensation program:

- base salary;
- annual management incentive compensation (referred to as our MIP);
- long-term equity-based compensation;
- benefits and perquisites; and
- severance and change-in-control benefits.

Base Salary

Base salary is fixed compensation designed to compensate NEOs for their level of experience and continued performance excellence in their individual roles. Providing executives with competitive base salaries allows us to attract high-caliber talent and retain executives' on-going services by providing them with a level of financial certainty. Base salary is set in relation to the competitive market for the position and individual performance. We review executive base salary on an annual basis (comparing to the median of the competitive market for each position), and increases are based on individual performance and prevailing market conditions.

For NEOs (excluding the CEO), individual performance is assessed against business performance objectives and individual performance at mid-year and at fiscal year-end. The NEO provides a self-evaluation with significant accomplishments and challenges during his performance review with the CEO. Annually, the CEO provides a performance review of the NEOs with our Board of Directors to assess each NEO's performance, strengths and accomplishments, along with challenges and areas for improvement. The CEO makes compensation recommendations (base, equity grant, assessment of individual performance on the MIP calculation), which are reviewed by the Compensation Committee and then submitted to the Board of Directors for final review and approval.

The CEO must also conduct a self-assessment of his performance over the fiscal year, which he reviews with the Chairs of the Compensation and Corporate Governance Committees of our Board of Directors. The Board of Directors also completes an evaluation of the CEO's performance. The Chairs of the Compensation and Corporate Governance Committee review with the Corporate Governance Committee the specific performance recommendations. The Hay Group then works with the Chair of the Compensation Committee to make compensation recommendations for review by the Compensation Committee and final review and approval by the Board of Directors. In fiscal 2009, merit increases for the NEOs ranged from 0.0% to 4.5%, reflecting differences in performance, pay relevant to market and consideration of internal equity.

Annual Management Incentive Plan

Our MIP is a variable pay program tied to achievement of annual business and individual performance goals. The MIP is designed to compensate NEOs for meeting specific company financial goals and for individual performance. MIP target incentive levels are based on competitive market data, job content and responsibilities, and internal equity. Target incentive levels are expressed as a percentage of base salary, as follows:

Position	Target Incentive (as a % of Base Salary)
Former Chairman and CEO (Marcantonio)	80%
CEO (Milroy)	75%
Executive Vice President and Chief Financial Officer	55%
President, G&K Services Canada	50%
Senior Vice President	40%
Vice President	40%

As is discussed in more detail below, in May 2009, together with Mr. Marcantonio, we mutually agreed to terminate his employment with the company. When Mr. Milroy was named CEO in May 2009, his target incentive was set at 75% (instead of 80%), which reflects that his position does not include Chairman of the Board responsibilities. The target incentive levels for the remaining NEOs did not change.

Management Incentive Plan Payouts

MIP payouts are calculated based on actual performance measures set at the beginning of each fiscal year, which are reviewed and approved by the Compensation Committee. The measures align NEOs with clear line-of-sight responsibility to:

- *Quantitative Financial Measures:* revenue and earnings benchmarks have been chosen as the key financial measures for the MIP because they best represent our primary short-term growth goals and align with and support the attainment of our long-term strategy.
- *Individual Discretionary:* 100% discretionary assessment of performance, which considers all dimensions of performance over the year, including the individual performance, functional leadership, teamwork and collaboration, and results achieved on special projects.

Plan Measures and Weights and Performance Targets

The plan measures and weights, as well as the performance targets and results, are as follows:

Plan Measures	Weights		Performance Targets for Financial Measures			Results	
	CEO[1]	EVP, President G&K Canada, SVP and VP	Threshold	Target	Maximum	Achievement	Payout Factor
Company Financial Measures:			(30% Payout)	(100% Payout)	(200% Payout)		
• Revenue Growth[2]	40%	35%	$1,012.5 M	$1,036 M	$1,052.8 M	$935.6 M	0%
• EPS Growth[3]	40%	35%	$2.33	$2.48	$2.58	$(3.94)	0%
Individual Discretionary	20%	30%	(0% Payout)	(100% Payout)	(200% Payout)		
				(4)		(4)	
Total	100%	100%					

[1] Weights listed for CEO are in reference to Mr. Milroy, as Mr. Marcantonio was not eligible for a MIP payment because he was not employed at the end of the fiscal year.

[2] In order to earn a payout for the company revenue growth objective, performance must be achieved at or above the threshold level and the company's EPS performance must exceed the EPS level achieved in the previous fiscal year.

[3] In order to earn a payout for the company earnings per share growth objective, performance must be achieved at or above the threshold level.

[4] The actual payouts for the discretionary component of the MIP achieved for each NEO for fiscal 2009, expressed as a percentage of the applicable target incentive level, were as follows: Mr. Milroy – 54%, Mr. Wright – 40%, Mr. Curran – 40%, Mr. Wood – 25% and Mr. Cotter – 35%.

Plan measures and weights have been carefully reviewed by the Compensation Committee, and approved by the Board of Directors. Performance targets are recommended prior to each fiscal year based on business unit plans, expected progress toward long-term goals, and anticipated market conditions. The annual performance targets for company revenue growth and earnings per share are then presented to and approved by the Compensation Committee of the Board of Directors. MIP payouts for company financial measures are based on actual business results compared to the performance targets, which were approved at the beginning of the fiscal year.

At the end of the fiscal year, a rating of the results is recommended by the CEO for his direct reports, and presented to the Compensation Committee for review and to the Board of Directors for final review and approval. The CEO's results are evaluated by the Compensation and Corporate Governance Committees, with their recommended rating on individual performance submitted to the Board of Directors for final review and approval.

MIP Calculation

The MIP is calculated as follows:

1. Target incentive = base salary x target incentive % x % of year in eligible position
2. Incentive score for each performance measure = payout factor x weight (% allocated to the measure)
3. Incentive amount calculated for each performance measure = incentive score x target incentive opportunity
4. Total MIP payout = sum of all incentive amounts calculated for each performance measure

The Compensation Committee of our Board of Directors determines incentive compensation plan design for company financial measures based generally on achievement of certain targets against an internal business plan approved annually by the Board of Directors. Over the past three years, the payout percentage has ranged from 0% to 146% of each executive participant's target award opportunity for these measures, with an average payout percentage equal to approximately 70.5% of the target award opportunity. MIP payouts are currently capped at 200% of target.

In making MIP payments to the NEOs, the Compensation Committee approved and recommended the inclusion of a discretionary component to recognize each NEO's significant contributions to the company and strong leadership during the fiscal year. The decision to move to a discretionary component was based on a desire to encourage team achievement to drive company performance and functional leadership. In calculating the CEO's discretionary award, the committee reviewed the CEO's individual performance and market data provided by the Hay Group. In calculating the amount of the remaining NEO's discretionary awards, the CEO evaluated each NEO's pay based on his knowledge regarding individual NEO performance and total company performance. The CEO then recommended a discretionary bonus amount to the committee, after which the committee considered such recommendation in light of the individual NEO's performance, company results, the bonus amounts paid to such NEO for fiscal 2007 and 2008 and competitive market data. Following committee approval of the MIP awards, our Board of Directors approved the final bonus amounts.

Long-Term Equity Compensation

Long-term equity compensation supports strong organization performance over a period of time (typically three years or more). Long-term equity compensation aligns NEOs' compensation with shareholders' interests, rewards NEOs for increasing long-term shareholder value, and promotes executive retention. Long-term equity award targets for each position are established each year based on competitive market data, also taking into account the rate at which equity grants deplete the number of shares available for grant (run rate) and shareholder dilution. Individual equity awards are based on individual performance.

In fiscal 2009, we granted two types of equity awards:

- *Non-Qualified Stock Options* – each stock option represents the right to purchase a specified number of shares of our common stock at a price equal to the fair market value of the common stock on the date of grant. Options vest and become exercisable in equal installments over three years and have a term of ten years.
- *Restricted Stock* – restricted stock represents the right to own common stock after the time restrictions lapse. Other than Mr. Wright's May 2009 stock grant, all of which will vest on May 7, 2012, restrictions on restricted stock lapse in equal installments over five years

Vesting Schedules and Term Lengths
Vesting schedules and term lengths for new grants are periodically reviewed by the Compensation Committee. The Compensation Committee has determined that the existing vesting schedule and term lengths provide the appropriate balance between employee retention and reward for performance.

Grant Targets and Mix
Our equity grant practice is to use a combination of stock options (to reward growth) and restricted stock (to support retention). Each year, we establish target grant values taking into consideration market median grant levels while still managing annual run rate and shareholder dilution within appropriate levels. We then evaluate the mix with the objective of delivering as much of the equity grant in stock options as possible to drive growth. For fiscal 2009, the Compensation Committee approved equity compensation grants allocated among the types of awards, as follows:

	Percentage of Target Expected Value	
Officer	Stock Options	Restricted Stock
Marcantonio – Former Chairman and CEO	50%	50%
Milroy – CEO	40%	60%
Remaining NEOs	40%	60%

After establishing the mix, the target grant levels are converted into shares using the following formulas:

- *Stock Options:* (percentage allocated to stock options x target grant level)/Black Scholes value
- *Restricted Stock:* (percentage allocated to restricted stock x target grant level/(Black Scholes value x conversion factor))

The conversion factor used in the restricted stock formula is determined based on our stock price volatility, and for fiscal 2009 was 4:1.

Grant Practice
Historically, our grant practice was to grant equity annually on or about the first business day of September and after the fiscal year end earnings announcement, which generally occurred in mid-August. The price per share of the company's stock was set based on market close on the day of grant. In fiscal 2008, we changed our grant practice going forward and made grants effective as of the date of the August Board of Directors' meeting, which occurred after the year end earnings announcement. On occasion, the Compensation Committee may grant stock options or restricted stock to NEOs at times other than the annual grant date (e.g., upon hire or promotion), with the grant price set based on market close on the day of grant.

Equity Holding Guidelines
We believe that requiring executive officers to hold significant amounts of our common stock strengthens the alignment of the executive officers' interests with those of our shareholders and promotes achievement of long-term business objectives. Beginning in August 2004, we required NEOs to hold one-half of all shares granted for three years, net of the number of shares required to cover estimated taxes and exercise cost. The holding requirements apply to restricted stock at the time of vesting and stock options at the time of exercise. Effective in fiscal 2008, we modified our equity ownership guidelines for our executive officers to allow NEOs five years to achieve ownership targets, which are five times base salary for our CEO and three times base salary for the remaining NEOs.

Benefits
Benefits include health and welfare, retirement, and perquisite programs that are intended to provide financial protection and security to NEOs and their families and to reward their dedication and long-term commitment to the company. Our sponsorship (coupled with competitive employee cost-sharing arrangements) of these plans is critical to our ability to attract and retain the talent we need to support our overall business objectives. NEOs have the opportunity to participate in the same retirement, health and welfare plans as our other salaried employees, as well as the following supplemental benefits:

- Supplemental Executive Retirement Plan (SERP) (this plan was frozen as of January 1, 2007)
- Executive Deferred Compensation Plan (DEFCO)
- Executive long-term disability insurance
- Financial planning services
  - Former Chairman and CEO (Marcantonio) — $7,500 each year
  - CEO (Milroy) — $7,500 each year
  - Executive Vice President and Chief Financial Officer — $5,000 each year
  - President, G&K Services Canada and Senior Vice Presidents — $5,000 each year
  - Vice President, General Counsel and Corporate Secretary — $3,500 each year
- Executive physical
- Leased automobiles for NEOs (in process of being phased out and replaced with a weekly taxable car allowance for those individuals who had a leased automobile)

Fringe Benefits

We periodically reassess our level of fringe benefits. In 2007, we redesigned our company-sponsored retirement program for United States non-union employees, including the United States NEOs, as well as for our union employees enrolled in the program, to maintain competitive retirement benefits while reducing the volatility of future company defined benefit pension costs. The new program, which took effect January 1, 2007, included freezing the qualified pension and SERP benefits and enhancing the 401(k) plan and the DEFCO. In fiscal 2008, we decided to phase out leased automobiles for NEOs over the next two years as automobiles come off lease. This fringe benefit was replaced with a weekly taxable car allowance. The following NEOs currently receive the following weekly car allowance: Mr. Wood – $413 CAD, Mr. Wright – $375 and Mr. Curran – $231.

Severance and Change-in-Control Benefits: Employment Agreements

Severance and change-in-control benefits include salary and certain benefits that are paid in the event of termination of employment under certain circumstances, including following a change in control. Severance and change-in-control benefits help attract executive talent, assist with the career transition of executives, and create an environment that provides for adequate business transition and knowledge transfer during times of change. The level of this severance protection is established to be competitive with market best practices. We utilize employment agreements for the following levels in our organization: CEO, Executive Vice President and Chief Financial Officer, President and Senior Vice President. Specifically, we have entered into employment agreements with Messrs. Milroy, Wright, Wood and Curran that provide benefits to the executive if the individual is terminated after a change in control of the company. Specifically, benefits are provided if the executive is terminated within one year following a change in control if the termination is by the employer without cause, or by the executive for good reason. The various key terms are defined specifically in each agreement. Severance benefits are payable in such circumstances. In the event of a change in control, and regardless of whether the executive is terminated, unvested equity awards will vest immediately upon the change in control, consistent with the provisions of our equity compensation plan.

These agreements were put in place and the related triggers were selected to assure that we will have the continued dedication, undivided loyalty and objective advice and counsel from these key executives in the event of a proposed transaction, or the threat of a transaction, which could result in a change in control of the company. We also believe that these agreements are beneficial to us because, in consideration for these severance arrangements, the executives agree to noncompetition and non-solicitation covenants for a period of time following termination of employment.

In fiscal 2009, we amended the employment agreements of Messrs. Milroy and Wright in connection with their respective promotions. Below is a summary of the changes:

Mr. Milroy:

The amendment to Mr. Milroy's employment agreement (i) reflects his appointment to serve as Chief Executive Officer; (ii) provides for his resignation from all positions held with us if his employment with us is terminated, including any of our company boards on which he serves as a director; and (iii) establishes a severance benefit equal to 1.99 times his annual base salary upon a termination by us without cause or, following a change in control, upon a termination by Mr. Milroy for good reason (previously, Mr. Milroy's employment agreement provided for a severance benefit equal to 11 months of base salary). At the time of the amendment to Mr. Milroy's employment agreement, our Board of Directors, upon the recommendation of the Compensation Committee, modified the terms of Mr. Milroy's compensation arrangements, including (i) an increased annual base salary to $550,000; (ii) a new MIP target incentive of 75% of his annual base salary; (iii) an award of 20,000 restricted shares of our common stock, vesting in equal installments on each of the next five anniversaries of the May 7, 2009 award date; (iv) an option to purchase up to 40,000 shares of our common stock, vesting in equal installments on each of the next three anniversaries of the May 7, 2009 grant date; and (v) financial planning services of up to $7,500 annually.

Mr. Wright:

The amendment to Mr. Wright's employment agreement (i) reflects his appointment to serve as Executive Vice President and Chief Financial Officer; and (ii) provides for his resignation from all positions held with us if his employment with us is terminated, including any of our company boards on which he serves as a director. At the time of the amendment to Mr. Wright's employment agreement, our Board of Directors, upon the recommendation of the Compensation Committee, approved an award to Mr. Wright of 15,000 restricted shares of our common stock, all of which will vest on May 7, 2012.

Why do we choose to pay each element?

We strive to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities. Our intent is to develop a compensation program that rewards the annual accomplishment of the company's goals and objectives while supporting our long-term business strategy. We want to encourage our executives to increase shareholder value.

How do we determine the amount/formula for each element?

Executive compensation is reviewed annually, as follows:

Compensation Committee Meeting Held In:	Agenda
February	Compensation Committee reviews and approves the peer group composition
May	Compensation Committee reviews market data, establishes equity guidelines, reviews MIP design and establishes preliminary company financial performance targets for the upcoming fiscal year
June	Compensation Committee approves MIP design and company financial performance targets for the upcoming fiscal year
August	Compensation Committee reviews performance for prior year and approves merit increases, equity grants, and MIP payouts, provided our full Board of Directors approves all compensation actions for NEOs

Executive compensation is set at levels that the Compensation Committee believes to be competitive with those offered by employers of comparable size, growth and profitability in our industry and industries in general. Annually, the Compensation Committee reviews all elements of executive compensation, individually and in the aggregate, against market data for companies with which we compete for executive talent. The Hay Group works with our internal human resources and benefits professionals in conducting research and formulating recommendations for the Compensation Committee's consideration to determine the levels and components of compensation to be provided for the fiscal year. The Hay Group also provides background material for consideration by the Compensation Committee with respect to compensation for our CEO. The Compensation Committee evaluates our executive compensation based on competitive market information from:

- proxy data from a "peer group" of publicly-traded companies with similar industry sector (business services) and similar size (revenue, capitalization, number of employees); and
- general survey data based on similar sized companies.

Peer Group Data

The various elements of our executive compensation program for fiscal 2009 were benchmarked relative to the compensation provided to executives of the following peer group:

- Apogee Enterprises, Inc.
- Bowne & Company
- Cintas Corporation
- Comfort Systems USA, Inc.
- Clean Harbors Environmental Services, Inc.
- Crawford & Company
- Deluxe Corporation
- Donaldson Company, Inc.
- Exterran Holdings, Inc.
- Invacare Corporation
- Kinetic Concepts, Inc.
- Mine Safety Appliances Company
- Paychex, Inc.
- Pentair, Inc.
- Polaris Industries Inc.
- Rollins, Inc.
- The Toro Company
- TrueBlue Inc.
- Varian Medical Systems, Inc.
- UniFirst Corporation

We annually review the peer group to ensure an appropriate mix of companies that are representative of the companies with which we compete for talent. During fiscal 2009, we decided to broaden our peer group to ensure that it includes appropriate service industry comparisons and other companies with headquarters located near our corporate headquarters. To that end, the following companies were added to our peer group analysis: Clean Harbors Environmental Services, Inc., Invacare Corporation, Polaris Industries Inc., The Toro Company and Varian Medical Systems, Inc.

General Survey Data

We benchmark NEO compensation to survey data based on job responsibility, generally using market median data from companies with comparable revenue. We also benchmark plan design, plan features, and participant eligibility as part of the overall analysis process.

Market data is only one reference point in making compensation decisions. We also consider the following key variables:

- size and scope of the position and level of responsibility;
- experience and capabilities of the NEO;
- the NEO's performance and potential;
- internal equity (pay of related positions on the team);
- unique market premiums for key positions;
- the NEO's compensation history; and
- business complexity.

Disparity among NEOs
There are no policy differences with respect to the compensation of individual NEOs. The compensation disparity between our highest paid NEOs and other NEOs is due to the difference in nature among the positions, market factors, and the terms, if any, of the NEO's employment agreement.

How does each element and our decision regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?
In general, an NEO's compensation at target is weighted more heavily on variable performance-based compensation than on fixed base compensation. This pay mix supports the role of the NEOs in enhancing value to shareholders over the long-term. The variable pay components at target (annual and long-term incentives) represented more than one-half of the total pay opportunity for all NEOs, all of which are at risk. Through this mix of pay, performance has a significant effect on the amount of compensation realized by NEOs. In making actual individual pay decisions, the Compensation Committee considers company performance and individual NEO performance.

Tax Considerations
Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation in excess of $1 million paid to our NEOs, unless the compensation constitutes "qualified performance-based compensation," as defined in Section 162(m). While the Compensation Committee considers the deductibility of compensation arrangements as an important factor in compensation decisions for executives, deductibility is not the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation. We believe that to remain competitive, we must maintain a compensation program that will continue to attract, retain, and reward the executive talent necessary to maximize shareholder return.

Compensation Committee Report
The Compensation Committee of our Board of Directors has furnished the following report:

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with the company's management. Based on that review and discussion, the Compensation Committee has recommended to the company's Board of Directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2009 annual meeting of shareholders.

WAYNE M. FORTUN
J. PATRICK DOYLE
JOHN S. BRONSON

The Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Fiscal 2009 Summary Compensation Table
The table below shows the compensation of our NEOs for services in all capacities to the company in fiscal 2009, except as otherwise indicated. This table also includes compensation information for Mr. Marcantonio, our former Chairman and Chief Executive Officer, and for David M. Miller, our former President U.S. Rental Operations. For a discussion of the amount of an NEO's salary and bonus in proportion to his total compensation, *see* the Compensation Discussion and Analysis on pages 4 to 11.

On May 7, 2009, we mutually agreed with Richard L. Marcantonio to the termination of Mr. Marcantonio's employment with us, effective as of the close of business on May 7, 2009. At the same time, Mr. Marcantonio resigned from all his positions with us and our subsidiaries and affiliates. In accordance with Mr. Marcantonio's then existing employment agreement, Mr. Marcantonio was eligible for severance benefits (such benefits are subject to continued compliance with the surviving terms and conditions of his employment agreement and the separation agreement into which we entered with Mr. Marcantonio). The cash value of such benefits is described in footnote 3 to the "All Other Compensation" table on page 13. In addition, in accordance with the terms of his then existing employment agreement, all unvested outstanding restricted stock and stock options held by Mr. Marcantonio vested as of the close of business on May 7, 2009, pursuant to the terms of each grant or award and the plans under which they were made. Payments due to Mr. Marcantonio under our Pension Plan, SERP, DEFCO and 401(k) Plan will be paid in accordance with the terms of each plan.

David Miller, our former President U.S. Rental Operation, was employed with us through October 22, 2008. In accordance with Mr. Miller's then existing employment agreement, Mr. Miller received certain severance benefits which are described in footnote 3 to the "All Other Compensation" table on page 13.

We believe that our compensation practices are fair and reasonable. Our NEOs are not guaranteed salary increases or bonus amounts. Pension benefits have been frozen and were calculated on salary and bonus only; the proceeds earned on equity or other equity-based performance awards were not part of the pension calculation. We do not guarantee a return or provide above-market returns on compensation that has been deferred. We have not repriced stock options, and we do not grant reload options. We believe our compensation program holds our NEOs accountable for our financial and competitive performance and for their individual contribution toward that performance, and we do not believe that our compensation practices encourage unnecessary risks.

NEO	Year	Salary ($)[1]	Bonus ($)[2]	Restricted Stock Awards ($)[3]	Stock Options ($)[4]	Non-Equity Incentive Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Douglas A. Milroy,									
Chief Executive Officer	2009	348,821	N/A	125,528	192,714	100,000	N/A[8]	78,781	845,844
	2008	301,995	45,000	67,485	100,587	135,664	N/A[8]	54,108	704,839
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeffrey L. Wright,	2009	355,154	N/A	188,136	184,496	78,594	15,178	90,546	912,104
Executive Vice President and Chief	2008	341,348	N/A	146,829	143,117	265,594	–[9]	87,286	984,174
Financial Officer	2007	312,404	N/A	113,898	87,318	115,349	32,919	86,471	748,359
Robert G. Wood,	2009	369,260	N/A	116,887	163,433	46,157	N/A[10]	59,483	755,220
President – G&K	2008	423,207	N/A	99,923	119,784	154,607	N/A	91,251	888,772
Services Canada	2007	377,460	N/A	75,113	73,963	81,969	N/A	149,863	758,368
Timothy N. Curran,	2009	264,363	N/A	65,771	51,814	44,000	4,667	106,408	537,023
Senior Vice	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President, U.S. Field	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeffrey L. Cotter	2009	220,742	N/A	17,493	15,214	31,501	N/A[8]	20,608	305,558
Vice President, General Counsel and	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Corporate Secretary	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Richard L. Marcantonio,	2009	709,519	N/A	1,014,349	1,062,525	–	49,906	2,516,052	5,352,351
Departed Chairman	2008	696,369	N/A	459,213	571,687	766,662	1,911[12]	247,225	2,743,067
and CEO[11]	2007	666,346	N/A	249,101	219,214	366,201	74,845	244,516	1,820,223
David M. Miller,	2009	112,681	N/A	128,260	189,270	–	2,729	370,767	803,707
Departed President	2008	306,111	N/A	95,135	158,600	132,088	–[14]	60,701	752,635
US Rental Operations[13]	2007	297,194	N/A	55,713	89,566	77,950	25,997	40,841	587,261

[1] The annual base salary rate set by the Compensation Committee for fiscal 2009 (effective September 1, 2008) for each NEO was as follows: Mr. Milroy $318,206, adjusted to $550,000 effective as of May 7, 2009; Mr. Wright: $357,245; Mr. Wood: $427,137 CAD (in the table above, Mr. Wood's fiscal 2009 base salary has been converted to USD using an average exchange rate for fiscal 2009 of 0.8645); Mr. Curran $275,000; Mr. Cotter $225,000; Mr. Marcantonio: $725,000; and Mr. Miller: $315,352. The annual base salary rate set by the Compensation Committee for fiscal 2008 (effective September 1, 2007) for each NEO was as follows: Mr. Marcantonio: $700,000; Mr. Wright: $345,164; Mr. Miller: $307,661; Mr. Wood: $427,137 CAD (in the table above, Mr. Wood's fiscal 2008 base salary was converted to USD in the table above using an average exchange rate for fiscal 2008 of 0.9908); and Mr. Milroy: $304,504. Messrs. Curran and Cotter were not executive officers prior to the beginning of fiscal 2009; thus, their base salaries were not determined by the Compensation Committee. The annual base salary rate set by the Compensation Committee for fiscal 2007 (effective September 1, 2006) for each NEO was as follows: Mr. Marcantonio: $675,000; Mr. Wright: $315,000; Mr. Miller: $298,700; Mr. Wood: $427,137 CAD (in the table above, Mr. Wood's fiscal 2007 base salary was converted to USD in the table above using an average exchange rate for fiscal 2007 of 0.8837).

[2] Our MIP is performance-based. In accordance with SEC requirements, these amounts are reported in the Non-Equity Incentive Plan Compensation table and column. In fiscal 2008, Mr. Milroy received a discretionary bonus equal to 15% of his base salary, or $45,000, for his significant contributions involving the implementation of SAP software into Lion Uniform Group; the development of a revised plan for the introduction of Dockers® apparel in the company utilizing existing facilities; and for playing a key advisory role on a key new project affecting the company's service organization (the key new project was in addition to his other assigned responsibilities).

[3] Shown is the expense recognized in our financial statements for fiscal years 2009, 2008 and 2007 under FAS 123(R) for all restricted stock awards held by each NEO. This amount is comprised of the fair market value of restricted stock granted from July 2002 through June 2009, which were allocated to service provided by the NEO during fiscal years 2007, 2008, and 2009. Accounting estimates of forfeitures are not included in these figures. Mr. Miller forfeited 13,109 shares of restricted stock in October 2009.

[4] Shown is the expense recognized in our financial statements for fiscal years 2009, 2008 and 2007 under FAS 123(R) for all outstanding stock option awards held by each NEO. This amount is comprised of the fair market value of stock options granted from July 2004 through June 2009, which were allocated to service provided by the NEO during fiscal years 2007, 2008 and 2009. Accounting estimates of forfeitures are not included in these figures. Assumptions used in the valuation of stock option awards are set forth in Note 10 to our audited financial statements for the year ended June 27, 2009. Mr. Miller forfeited 47,829 options in October 2009.

[5] Includes MIP performance amounts earned in fiscal years 2009, 2008 and 2007.

[6] We do not pay above market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. For qualified and non-qualified plan benefits this represents (i) the actuarial present value of the accumulated benefit as of the last day of the fiscal year and valued as of the last day of the fiscal year minus (ii) the actuarial present value of the accumulated benefit as of first day of the fiscal year and valued as of the first day of the fiscal year. The benefits have been valued assuming benefits commence at age 65 and using FAS 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Mr. Wood is not eligible to participate in our Pension Plan, SERP, DEFCO, or 401(k) plan. Instead, he participates in a Canadian pension program and a retirement compensation arrangement.

[7] The value of perquisites and other personal benefits is provided in this column (*see* table below).

[8] Messrs. Milroy and Cotter do not participate in our SERP or our Pension Plan.

[9] For fiscal year 2008, the change in value for Mr. Wright was ($2,944) under our Pension Plan and ($13,741) under our SERP.

[10] Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

[11] On May 7, 2009, we mutually agreed with Richard L. Marcantonio to terminate Mr. Marcantonio's employment with us, effective as of the close of business on May 7, 2009.

[12] For fiscal year 2008, the change in value for Mr. Marcantonio was $1,911 under our Pension Plan and ($20,345) under our SERP.

(13) David M. Miller, our former President U.S. Rental Operations, was employed with us through October 22, 2008.

(14) For fiscal year 2008, the change in value for Mr. Miller was ($2,328) under our SERP. Mr. Miller did not participate in our Pension Plan.

		All Other Compensation										
NEO	Year	Tax Gross-up ($)[1]	Loan ($)[2]	Severance Payments ($)[3]	Financial Planning and Club Dues ($)[4]	Car ($)[5]	401(k) Match ($)[6]	DEFCO Match ($)[7]	Taxable Life ($)[8]	Pension ($)[9]	Executive LTD ($)[10]	Total Other Compensation
Douglas A. Milroy	2009	–	–	–	1,507	16,779	10,762	49,733	–	–	–	78,781
	2008	–	–	–	–	16,058	5,068	32,982	–	–	–	54,108
	2007	N/A	–	–	N/A	N/A	N/A	N/A	–	–	–	N/A
Jeffrey L. Wright	2009	–	–	–	443	18,268	9,917	61,918	–	–	–	90,546
	2008	16,350	–	–	250	17,793	10,043	42,850	–	–	–	87,286
	2007	22,763	–	–	9,988	17,132	7,173	29,415	–	–	–	86,471
Robert G. Wood	2009	–	–	–	–	17,247	–	–	871	40,333	1,032	59,483
	2008	21,809	–	–	–	25,969	–	–	1,040	41,250	1,183	91,251
	2007	32,147	–	–	98	25,535	–	–	855	90,045	1,183	149,863
Timothy N. Curran	2009	26,580	–	–	–	45,511	10,562	23,755	–	–	–	106,408
	2008	N/A	–	–	N/A	N/A	N/A	N/A	–	–	–	N/A
	2007	N/A	–	–	N/A	N/A	N/A	N/A	–	–	–	N/A
Jeffrey L. Cotter	2009	–	–	–	192	–	10,289	10,127	–	–	–	20,608
	2008	N/A	–	–	N/A	N/A	N/A	N/A	–	–	–	N/A
	2007	N/A	–	–	N/A	N/A	N/A	N/A	–	–	–	N/A
Richard L. Marcantonio	2009	–	–	2,276,351	10,000	20,943	17,456	191,302	–	–	–	2,516,052
	2008	32,113	40,000	–	5,000	22,777	13,153	134,182	–	–	–	247,225
	2007	74,097	40,000	–	10,338	22,703	12,390	84,988	–	–	–	244,516
David M. Miller	2009	7,048	–	321,124	2,500	12,000	3,708	24,387	–	–	–	370,767
	2008	–	–	–	–	18,614	9,489	32,598	–	–	–	60,701
	2007	–	–	–	2,500	17,527	5,716	15,098	–	–	–	40,841

(1) For Mr. Marcantonio, this amount includes tax gross-ups on restricted stock granted in 2002 and 2003 and a tax-gross-up on the taxes due on the forgiven portion of his loan repayment (final payment was made July 2007). For Mr. Wood, these amounts include tax gross-ups on restricted stock granted in 2001. For Mr. Wright, these amounts include tax gross-ups on restricted stock granted in 2000 and 2001. For Mr. Curran, this amount includes $7,981 for tax gross-ups on the payment of relocation expenses and $18,599 for tax gross-ups on the company's purchase of his vehicle upon his promotion to Senior Vice President, U.S. Field in October 2009. For Mr. Miller, this amount represents the gross-up on the payment of the employer-paid portion of group health benefits.

(2) Includes final loan amount forgiven for Mr. Marcantonio.

(3) Severance amounts for Mr. Marcantonio include (i) $2,167, 750, of which $490,000 was paid in a lump sum and the remainder will be paid in equal weekly installments for 12 months starting November 7, 2009, (ii) $60,417 paid in lieu of the company providing 30 days notice; (iii) $11,084 for the employer-paid portion of group health benefit costs, (iv) $25,000 for outplacement expenses and (v) $12,100 payable on November 7, 2009, the six-month anniversary of Mr. Marcantonio's termination date. Severance amounts for Mr. Miller include (i) $289,073, payable in equal weekly installments of $6,046, (ii) $10,301 for the employer-paid portion of group health benefit costs, (iii) $12,000 for outplacement expenses and (iv) $9,750 relating to his car allowance.

(4) Includes monthly dues and expense for country club (which were eliminated in fiscal year 2008) and fees paid by us on behalf of the NEO for financial planning. In fiscal year 2008, financial planning was capped at $5,000 per calendar year for the Chairman and CEO and $2,500 per calendar year for the remaining NEOs. The cap on financial planning was increased in June 2008 to $7,500 per calendar year for the Chairman and CEO, $5,000 per calendar year for the President, G&K Services Canada, Executive Vice Presidents and Senior Vice Presidents and $3,500 per calendar year for Vice Presidents. The amount reflected for Mr. Marcantonio for fiscal 2009 includes a portion paid in calendar 2008 and a portion paid in calendar 2009. The amount reflected for Mr. Wright in fiscal year 2007 includes $8,114 for country club dues and $1,874 for financial planning. The amount reflected for Mr. Marcantonio for fiscal year 2007 includes $3,438 for country club dues and $6,900 for financial planning. All other amounts are for financial planning only.

(5) The amount was calculated based on the cost of the leased vehicle to the company including lease, insurance, gas and maintenance, plus the weekly car allowance, if applicable. The amount reflected for Mr. Curran includes $16,298 for the cost of the leased vehicle and weekly car allowance and $29,213 for the company's purchase of his vehicle upon his promotion to Senior Vice President, U.S. Field in October 2009.

(6) Includes company match on 401(k) and non-elective contributions.

(7) Includes company match on DEFCO and non-elective contributions.

(8) Includes fees paid by us for taxable life insurance.

(9) Includes a one-time cash contribution of $75,000, a company match to a Canadian retirement plan for Mr. Wood and contributions by us to a Canadian retirement compensation arrangement for Mr. Wood.

(10) Includes fees paid by us for an executive long-term disability plan for Mr. Wood.

Grants of Plan-Based Awards in Fiscal 2009

The following table shows the grants of plan-based awards to the NEOs in fiscal 2009. All awards identified by a grant date and approval date reflect awards made under our 2006 Equity Incentive Plan. Awards with no grant date or award date denoted reflect awards under our MIP.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Shares of Stock or Units[4]	Exercise or Base Price of Option Awards ($)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Minimum	Target	Maximum	Threshold	Target	Maximum				
Douglas A. Milroy	8/21/08	8/21/08							6,105	16,284	34.27	329,231
	5/7/09	5/7/09							20,000	40,000	23.68	736,800
			–	412,500[2]	825,000[2]							
Jeffrey L. Wright	8/21/08	8/21/08							5,165	13,779	34.27	278,555
	5/7/09	5/7/09							15,000	–	23.68	355,200
			–	196,485	392,970							
Robert G. Wood	8/21/08	8/21/08							4,695	12,525	34.27	253,207
			–	184,632	369,264							
Timothy N. Curran	8/21/08	8/21/08							2,120	5,655	34.27	114,330
	9/23/08	9/23/08							–	5,000	35.92	38,650
			–	110,000	220,000							
Jeffrey L. Cotter	8/21/08	8/21/08							1,490	3,972	34.27	80,336
			–	90,000	180,000							
Richard L. Marcantonio	8/21/08	8/21/08							13,600	54,300	34.27	953,686
			N/A	N/A	N/A							
David M. Miller	8/21/08	8/21/08							3,995	10,647	34.27	215,377
			N/A	N/A	N/A							

[1] These columns reflect minimum, target, and maximum payouts under our MIP for fiscal 2009. Mr. Wood's target was converted to USD using an exchange rate of 0.8645. The maximum payouts for NEOs and other executives reporting to the CEO were determined based on a formula for the financial measures as follows: for each 5% above the EPS target, the payout factor increased by 7.14% and for each 6.25% of company total revenue above target, the payout factor increased by 12.5%. The actual amount earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation table. Over the past three years, the payout percentage has ranged from 0% to 146% of each executive participant's target award opportunity for these measures, with an average payout percentage equal to approximately 70.5% of the target award opportunity. MIP payouts are currently capped at 200% of target.

[2] Subject to the provisions of Section 162(m) of the Internal Revenue Code, we may pay a portion of any incentive payments to Mr. Milroy under the terms of our 2006 Equity Incentive Plan.

[3] The stock awards granted to NEOs in fiscal 2009 were restricted stock awards. Each share of restricted stock represents the right to receive a share of our common stock on the vesting date. Restricted stock vests in five equal installments beginning on the first anniversary of the grant date, except that the grant of 15,000 restricted shares to Mr. Wright on May 7, 2009 all vest on the third anniversary of the grant date. Dividends are paid on these shares.

[4] Each stock option granted to an NEO in fiscal 2009 represents the right to purchase a share of our common stock at a specified exercise price subject to the terms and conditions of the option agreement. These options have a ten year term and vest and become exercisable in three equal installments beginning on the first anniversary of the grant date.

[5] The exercise price is the fair market value of our common stock on the day the option was granted. Fair market value is set based on market close on the grant date.

[6] This column represents the grant date fair value of each equity award granted during fiscal 2009, which is calculated in accordance with FAS 123(R). By contrast, the amount shown for stock and option awards in the Summary Compensation Table is the amount recognized by the company for financial statement purposes in fiscal 2008 for awards granted in fiscal 2009 and prior years to the NEOs. None of the options or other equity awards granted to the NEOs was repriced or otherwise modified. For information regarding our equity compensation grant practices, *see* the Compensation Discussion and Analysis on page 8.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table shows the outstanding equity awards for each of the NEOs:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock that Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested($)[3]
Douglas A. Milroy	6,000	3,000[4]	$39.97	11/20/2016	33,017	735,619
	2,128	4,256[5]	$39.82	08/23/2017		
	–	25,000[6]	$41.17	11/15/2014		
	–	16,284[7]	$34.27	08/21/2018		
	–	40,000[8]	$23.68	05/07/2019		
Jeffrey L. Wright	1,540	–	$41.56	09/01/2009	31,198	695,091
	2,639	–	$28.50	09/01/2010		
	3,220	–	$27.95	09/01/2011		
	10,000	–	$35.69	01/02/2013		
	10,002	–	$32.57	08/25/2013		
	5,700	–	$36.41	08/31/2014		
	9,501	–	$42.97	09/01/2015		
	8,080	4,040[9]	$33.11	09/01/2016		
	2,313	4,626[5]	$39.82	08/23/2017		
	–	25,000[6]	$41.17	11/15/2014		
	–	13,779[7]	$34.27	08/21/2018		
Robert G. Wood	1,560	–	$41.56	09/01/2009	12,355	275,269
	6,000	–	$35.69	01/02/2013		
	6,000	–	$32.57	08/25/2013		
	7,300	–	$36.41	08/31/2014		
	6,150	–	$42.97	09/01/2015		
	1,350	–	$39.09	02/22/2016		
	5,154	2,577[9]	$33.11	09/01/2016		
	1,758	3,516[5]	$39.82	08/23/2017		
	–	25,000[6]	$41.17	11/15/2014		
	–	12,525[7]	$34.27	08/21/2018		
Timothy N. Curran	3,000	–	$39.19	01/26/2014	6,713	149,566
	4,000	–	$36.41	08/31/2014		
	4,002	–	$42.97	09/01/2015		
	3,654	1,827[9]	$33.11	09/01/2016		
	1,002	2,004[5]	$39.82	08/23/2017		
	–	5,655[7]	$34.27	08/21/2018		
	–	5,000[10]	$35.92	09/23/2018		
Jeffrey L. Cotter	1,000	–	$39.44	02/03/2016	2,376	52,937
	328	164[9]	$33.11	09/01/2016		
	159	318[5]	$39.82	08/23/2017		
	–	3,972[7]	$34.27	08/21/2018		
Richard L. Marcantonio	100,000	–	$31.32	12/31/2009	–	
	10,000	–	$35.69	12/31/2009		
	17,220	–	$32.57	12/31/2009		
	14,640	–	$36.41	12/31/2009		
	21,000	–	$42.97	12/31/2009		
	26,001	–	$33.11	09/01/2016		
	33,000	–	$39.82	08/23/2017		
	60,000	–	$41.17	11/15/2014		
	54,300	–	$34.27	08/21/2018		
David M. Miller	–	–	–	–	–	–

[1] For each option shown, the expiration date is the tenth anniversary of the date the option was granted, except for those options referenced in footnote 6.

(2) The following table indicates the dates when the shares of restricted stock held by each NEO vest and are no longer subject to forfeiture:

Vesting Date	Douglas A. Milroy	Jeffrey L. Wright	Robert G. Wood	Timothy N. Curran	Jeffrey L. Cotter
08/21/2009	1,221	1,033	939	424	298
08/23/2009	1,278	1,389	1,056	603	184
08/31/2009		390			
09/01/2009		1,907	1,222	816	50
11/20/2009	600				
02/22/2010			90		
05/07/2010	4,000				
08/21/2010	1,221	1,033	939	424	298
08/23/2010	1,278	1,389	1,056	603	184
09/01/2010		1,907	1,222	816	50
11/20/2010	600				
02/22/2011			90		
05/07/2011	4,000				
08/21/2011	1,221	1,033	939	424	298
08/23/2011	1,278	1,389	1,056	603	184
09/01/2011		1,273	812	549	50
11/20/2011	600				
05/07/2012	4,000	15,000			
08/21/2012	1,221	1,033	939	424	298
08/23/2012	1,278	1,389	1,056	603	184
05/07/2013	4,000				
08/21/2013	1,221	1,033	939	424	298
05/07/2014	4,000				
Total	33,017	31,198	12,355	6,713	2,376

(3) Calculated by multiplying the number of restricted shares by $22.28, the closing price of our common stock on June 26, 2009, the last business day of the fiscal year. Dividends are paid on these shares.

(4) These options continue to vest and the remaining shares become exercisable on November 20, 2009, assuming continued employment.

(5) These options continue to vest and the remaining shares become exercisable in two equal installments on August 23, 2009 and August 23, 2010, assuming continued employment.

(6) These options cliff vest and become exercisable on November 15, 2010, assuming continued employment.

(7) These options continue to vest and the remaining shares become exercisable in three equal installments on August 21, 2009, 2010, and 2011, assuming continued employment.

(8) These options continue to vest and the remaining shares become exercisable in three equal installments on May 7, 2010, 2011, and 2012, assuming continued employment.

(9) These options continue to vest and the remaining shares become exercisable on September 1, 2009, assuming continued employment.

(10) These options continue to vest and the remaining shares become exercisable in three equal installments on September 23, 2009, 2010, and 2011, assuming continued employment.

Fiscal 2009 Option Exercises and Stock Vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the NEOs in fiscal 2009 and the value of any restricted stock units that vested in fiscal 2009:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[1]
Douglas A. Milroy	–	–	1,878	56,510
Jeffrey L. Wright	–	–	3,686	127,977
Robert G. Wood	–	–	2,278	79,212
Timothy N. Curran	–	–	1,419	49,309
Jeffrey L. Cotter	–	–	234	8,183
Richard L. Marcantonio	–	–	41,152	1,053,394
David M. Miller	–	–	1,686	58,794

(1) Calculated by multiplying the closing price on the date of vesting times the number of shares.

Fiscal 2009 Pension Benefits

The following table shows the present value as of June 30, 2009 of the benefit of the NEOs under our qualified and nonqualified defined benefit pension plans:

Name	Plan Name	Number of Years of Service Credited Under Plan at FAS Measurement Date (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Douglas A. Milroy	G&K Services Pension Plan	(1)	(1)	(1)
	G&K Services SERP	(1)	(1)	(1)
Jeffrey L. Wright	G&K Services Pension Plan	8.00	$ 47,230	$0
	G&K Services SERP	8.00	$111,463	$0
Robert G. Wood	G&K Services Pension Plan	(2)	(2)	(2)
	G&K Services SERP	(2)	(2)	(2)
Timothy N. Curran	G&K Services Pension Plan	3.00	$ 20,433	$0
	G&K Services SERP	3.00	$ 31,123	$0
Jeffrey L. Cotter	G&K Services Pension Plan	(3)	(3)	(3)
	G&K Services SERP	(3)	(3)	(3)
David M. Miller	G&K Services Pension Plan	(4)	(4)	(4)
	G&K Services SERP	1.00	$ 28,447	$0
Richard L. Marcantonio	G&K Services Pension Plan	5.00	$ 71,741	$0
	G&K Services SERP	5.00	$533,278	$0

(1) Mr. Milroy does not participate in our Pension Plan or our SERP.

(2) Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

(3) Mr. Cotter does not participate in our Pension Plan or our SERP.

(4) Mr. Miller did not participate in our Pension Plan.

G&K Services Pension Plan

Our NEOs (with the exception of Messrs. Milroy, Wood, and Cotter) participate in our Pension Plan. Effective December 31, 2006, benefits under this plan were frozen, meaning the accrual of future benefits under the plan was discontinued. Benefits are the greater of the amounts determined under the 1989 pension formula or, if the participant is eligible, under the 1988 pension formula.

The 1989 pension formula is 2/3rds of 1% of participant's average compensation plus one-half of 1% of average compensation in excess of covered compensation, multiplied by benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30.

The 1988 pension formula:

- Eligibility – if a participant had an accrued benefit under the Pension Plan as of December 31, 1988, and the participant was not a "Highly Compensated Employee" during the 1989 plan year, the participant is eligible to continue to earn benefits under the 1988 pension formula until the earliest of December 31, 2006, termination, or the end of the year preceding the plan year in which the participant became a Highly Compensated Employee.
- Formula – 50% of the participant's average compensation, less 75% of the estimated primary social security benefit, multiplied by years of benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30, divided by 30.

Compensation generally means wages, salaries, and other amounts earned for services provided to us, including, among other items, commissions, incentives, bonuses, and pre-tax contributions to the 401(k) plan. Compensation excludes, among other items, deferrals to deferred compensation plans, amounts realized from restricted stock, stock options, and fringe benefits. Average compensation is the average of the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). Covered compensation is the average of social security taxable wage bases for the 35-year period ending with the participant's social security retirement age. An employee attains normal retirement age on the later of the date he or she attains age 65 or the fourth anniversary of the first day of the plan year in which the employee became a participant in the plan. A participant is vested after completing five years of vesting service and is then eligible for vested termination benefits. A vested terminated participant is eligible to commence benefits as early as age 55, in which case, benefits are reduced 6 2/3% for each of the first five years commencement precedes normal retirement age and 3 1/3% for each year thereafter. A participant is eligible for subsidized early retirement benefits if termination occurs after age 60 with at least 30 years of benefit accrual service, in which case, benefits are reduced 3% for each year commencement precedes normal retirement age.

None of the NEOs are currently eligible for subsidized early retirement benefits.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime.

The present value of benefits shown in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table is the discounted value of the life only benefit to commence at age 65. The present values were determined using assumptions consistent with those used for our Pension Plan financial reporting purposes under SFAS 87 unless otherwise directed by SEC Regulation S-K. Some of those assumptions are as follows:

- benefits were assumed to commence at age 65;
- the assumed form of payment was the life only payment form;
- all values were determined as of June 30, 2007, 2008 or 2009 as appropriate;
- the discount rate used to determine values was 6.40%, 7.20% and 6.9% as of June 30, 2007, 2008 and 2009, respectively; and
- no pre-retirement mortality, retirement, withdrawal or disability was assumed.

Mr. Wood, a Canadian citizen, is not covered by our US pension and SERP plans. Mr. Wood is covered by a defined contribution plan pursuant to which we contribute 2% of his base salary and match his contributions of up to 6% of base salary. The Canadian government sets a limit for total contributions, which for 2009 is $21,000 CAD, to be inflation adjusted each year. If this limit is reached, Mr. Wood is covered by a retirement compensation arrangement, or RCA. Under the RCA, we continue to contribute an amount equal to 2% of Mr. Wood's salary and match Mr. Wood's contributions of up to 6% of base pay. One-half of the money contributed to the RCA is held by a trustee and is invested in widely available mutual funds. The other one-half is held by the Canadian government as a refundable tax. One-half of all earnings on funds invested by the trustee is also paid to the Canadian government and is also held as a refundable tax.

SERP

The NEOs (with the exception of Messrs. Milroy, Wood, Curran and Cotter) participate in our SERP. Effective December 31, 2006, benefits under the plan were frozen, meaning the accrual of future benefits under the plan was discontinued.

Benefits under the plan are determined as 50% of average compensation, multiplied by the ratio of benefit accrual service at December 31, 2006 (or termination, if earlier), divided by projected benefit accrual service to age 60 (no less than 30) determined as of December 31, 2006. If, at December 31, 2006, the participant was at least age 60, then the ratio is benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30, divided by 30.

Compensation is generally equal to the compensation used for purposes of our Pension Plan, but also includes any deferrals the participant made to a deferred compensation plan sponsored by the company. Average compensation is the average of the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). An employee attains normal retirement age on the date he or she attains age 65. A participant is vested after completing five years of participation service. A vested terminated participant is eligible to commence benefits as early as age 55. A participant is eligible for early retirement benefits if termination occurs after attainment of age 55 and the participant is vested. In either case, the benefit determined for commencement prior to age 65 is the age 65 benefit, before reduction for our Pension Plan benefit offset, reduced 3 $^{1}/_{3}$% for each of the first five years commencement precedes age 65 and 6 $^{2}/_{3}$% for each year thereafter. This is also reduced by our Pension Plan benefit as reduced for commencement under the terms of that plan as of the same date.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime. Distributions are subject to compliance with Section 409A of the Internal Revenue Code.

The SERP contains a non-compete provision. If the participant enters into competition with the company during the three year period following termination of employment, benefits under the SERP are forfeited. This provision is waived for participants working with the company beyond age 65.

The present value of benefits shown in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table is the discounted value of the life only benefit to commence at age 65. The present values were determined using assumptions consistent with those used for our SERP financial reporting purposes under SFAS 87 unless otherwise directed by SEC Regulation S-K. Some of those assumptions are as follows:

- benefits were assumed to commence at age 65;
- the assumed form of payment was the life only payment form;
- all values were determined as of June 30, 2007, 2008 or 2009 as appropriate;
- the discount rate used to determine values was 6.30%, 7.05% and 6.9% as of June 30, 2007, 2008 and 2009, respectively; and
- no pre-retirement mortality, retirement, withdrawal or disability was assumed.

DEFCO

Our DEFCO is a non-qualified plan that provides our executives and NEOs with the opportunity to defer up to 25 percent of base salary and 50 percent of incentive compensation.

Participants' deferred cash accounts earn a monthly rate of return which tracks the investment return achieved under certain participant-selected investment funds. Participants are eligible to change their investment mix at any time. We credit deferred accounts with additional amounts equal to the value of the matching contributions. At the time of the initial deferral election, participants must also select a distribution date (no later than age 65) and form of payment for normal retirement. Participants may elect to receive distributions in a single payment or installments.

The following table shows contributions to the NEOs' deferred compensation account in fiscal 2009 and the aggregate amount of deferred compensation as of June 30, 2009:

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance ($)
Douglas A. Milroy	176,357	49,733	(84,481)	–	330,977
Jeffrey L. Wright	62,051	61,918	(169,166)	–	523,942
Robert G. Wood	–	–	–	–	N/A
Timothy N. Curran	29,471	23,755	(39,879)	–	198,449
Jeffrey L. Cotter	2,163	10,127	(238)	–	14,519
Richard L. Marcantonio	263,963	191,302	(351,157)	(151,836)	896,432[4]
David M. Miller	23,855	24,387	(45,016)	(62,123)	17,503[4]

(1) Amounts in this column reflect salary deferrals by the NEO in fiscal year 2009. These amounts are also included in the "Salary" column of the Summary Compensation Table. We match 50% of the NEO's deferral election up to 10% of both base salary and incentive pay (amounts deferred above 10% are not matched). We make company retirement contributions equal to 2.5% of each NEO's cash compensation, including pay that exceeds the IRS compensation limit to the NEO's DEFCO account. If an NEO's pay exceeds the IRS compensation limit, we will also make a company retirement contribution equal to 4% of the NEO's cash compensation over the IRS compensation limit.

(2) Amounts in this column represent contributions made by us during fiscal year 2009. These amounts are also reflected in the "All Other Compensation" that is reported in the Summary Compensation Table.

(3) The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation. Earnings are based on indices of widely available mutual funds.

(4) Excludes amounts forfeited by the executive upon termination.

Potential Post-Employment Payments

Severance

Pursuant to the terms of existing employment agreements, we are required to make certain payments and to extend certain benefits to Messrs. Milroy, Wright, Wood and Curran in the event of any termination of any such employment agreements with each executive or the executive's employment thereunder. Specifically, in the event that an executive's employment under the agreement is terminated by us without cause, we must provide to such executive the following benefits:

- we must provide the executive with 30 days written notice of termination;
- if the executive signs and does not revoke a release, we must pay to such executive, as separation pay, an amount equal to 11 months of such executive's monthly base salary in effect as of the actual date of termination (or, in the case of Mr. Milroy, an amount equal to 1.99 times his annual base salary in effect as of the actual date of termination), such separation pay being made in weekly payments, subject to the terms of such release; some payment may be subject to a delay of six months to comply with tax code section 409A;
- if such executive (or any individual receiving group health plan benefits through him) is eligible under applicable law to continue participation in our group health plan and elects to do so, we will, for a period of up to 17 months commencing as of the actual date of termination, continue to pay our share of the cost of such benefits as if such executive remained in our continuous employment, but only while such executive or such person is not eligible for coverage under any other employer's group health plan;
- we will, for a period of at least one year commencing as of the actual date of termination, pay directly to the service provider or reimburse such executive for all reasonable expenses of a reputable outplacement organization selected by such executive, such payments not to exceed $12,000 in the aggregate;
- we will pay a lump sum payment equal to six times the monthly automobile allowance, if applicable; and
- we will pay to such executive any unpaid management incentive bonus earned by such executive and to which such executive is entitled (provided such executive was employed by us as of the last day of the fiscal year prior to the actual date of termination), such payment being made in accordance with the terms of the related plan.

In the event an executive voluntarily resigns or an executive's employment is terminated for cause or by reason of death, such executive is only entitled to his base salary through the date of termination or death, plus any other earned but unpaid amounts under his employment agreement or any benefit plan. At then end of this section is a table indicating the estimated incremental amounts we would owe to each of our NEOs upon such NEOs termination for cause.

No executive is required to seek other employment. Any executive's commencement of employment with another employer will not reduce our obligations to make severance payments.

Change in Control

Following is a discussion of the potential payments under current programs to Messrs. Milroy, Wright, Wood and Curran in the event of a change in control of the company, followed by a "Change in Control Termination." At the end of this section is a table indicating the estimated incremental amounts that would have been triggered for each such executive had there been a Change in Control Termination as of June 27, 2009.

The employment agreements address termination due to change in control and for good reason, and provide as follows:

A "Change in Control" occurs when:

- anyone attains control of 30% of our voting stock;

- challengers replace a majority of our Board of Directors within two years; or
- a merger or consolidation with, or disposal of all or substantially all of our assets to, someone other than the company.

A "Change in Control Termination" occurs when a Change in Control has taken place and the executive then is terminated within one year of the change in control either by the employer for any reason other than for cause, or by the executive for good reason. Good reason is defined following a Change in Control to include the following:

- a substantial adverse involuntary change in the executive's status or position as an executive with the company;
- a material reduction by the company in the executive's base salary as in effect on the day before the Change in Control;
- material adverse change in physical working conditions, interfering with the executive's work;
- a requirement to relocate, other than on intermittent basis, more than 35 miles from corporate headquarters as a condition of employment;
- failure by the company to obtain from any successor an assumption of the executive's employment agreement;
- attempted termination other than pursuant to the executive's employment agreement; or
- any material breach of the executive's employment agreement.

In the event of a change in control of the company and the related termination of an executive's employment by such executive for good reason or by us for any reason or for no reason other than for cause, in each case, prior to the first anniversary of the change in control (the following description is qualified in its entirety by reference to the respective employment agreements of the executives):

- we must provide the executive with 30 days written notice of termination;
- we will pay the executive an amount equal to 17 months of such executive's base salary (or, in the case of Mr. Milroy, an amount equal to 1.99 times his annual base salary), subject to certain limitations;
- if such executive (or any individual receiving group health plan benefits through him) is eligible to continue participation in our group health plan and elects to do so, we must, for a period of up to 17 months, continue to pay the employer's share of the cost of such benefits as if such executive remained in our continuous employment, subject to certain limitations;
- we will, for a period of at least one year, pay directly or reimburse such NEO for all reasonable outplacement expenses, such payments not to exceed $12,000;
- we will pay the executive the amount necessary to acquire and obtain full title to any personal automobile leased by us for the executive or, if the executive does not have the use of a personal automobile but has been given an automobile allowance, we will pay the executive a lump sum payment equal to three times the annual automobile allowance such executive is then receiving;
- we will pay for financial planning and tax preparation expenses, not to exceed $5,000 (or in the case of Mr. Milroy, $7,500), subject to increase by our Board of Directors, for 17 months; and
- we will pay any management incentive bonus earned by the executive and to which the executive is entitled (provided the executive was employed by us as of the last day of the fiscal year prior to the actual date of termination), such payment being made in accordance with the terms of the related plan.

In addition, upon the occurrence of a change in control, and without regard to an executive's employment status, but presuming that the executive remains in our employ on the date of the change in control, the following shall occur with respect to any and all economic incentives, including, without limitation, stock options and awards of restricted stock that are owned by such executive on the date of the change in control:

- the restrictions on any previously issued shares of restricted stock will immediately lapse;
- all outstanding options and stock appreciation rights will become immediately exercisable; and
- all performance criteria for all performance shares will be deemed to be met and immediate payment made.

If any benefits payable would be an excess parachute payment, then payments and benefits will be reduced to the minimum extent necessary so that no portion of any such payment or benefit, as so reduced, constitutes an excess parachute payment, provided that such reduction will be made only if and to the extent that that such reduction would result in an increase in the aggregate payment and benefits provided on an after-tax basis, taking into account any excise tax imposed by Internal Revenue Code Section 4999.

Disability

During any period in which any such executive is "disabled," the executive will continue to receive all base salary, benefits, and other compensation. "Disability" means the unwillingness or inability of the executive to perform the essential functions of the executive's position (with or without reasonable accommodation) for a period of 90 days (consecutive or otherwise) within any period of six consecutive months. If this occurs, we will issue a Notice of Termination, and if the executive has not returned to the full-time performance of his/her duties within 30 days, the thirtieth day after Notice of Termination will be the executive's date of termination.

Post-Employment Payment Tables

The tables below provide the estimated amounts, other than equity acceleration that may apply under the terms of the applicable plan and which is described below, that would have been triggered for each NEO below had there been a termination under the various scenarios described above as of June 27, 2009:

Douglas A. Milroy

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	1,094,500[(1)]	1,094,500[(1)]	320,833[(2)]
Health Benefits	10,468[(3)]	10,468[(3)]	4,310[(4)]
Outplacement[(5)]	12,000	12,000	–
Car	12,100[(6)]	72,600[(7)]	14,166[(8)]
Financial Planning[(9)]	7,500	7,500	–
Deferred Compensation	278,087[(10)]	330,977[(11)]	278,087[(10)]
Total	1,414,655	1,528,045	617,396

(1) Reflects 1.99 times base salary.
(2) Reflects seven months of base salary (one month for the notice period plus six months pay).
(3) Reflects 17 months of health benefits.
(4) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
(5) Outplacement is capped at $12,000.
(6) Reflects six times the monthly car allowance at an annual rate of $24,200.
(7) Reflects three times the annual car allowance at an annual rate of $24,200.
(8) Reflects seven months of car expense.
(9) Financial planning is capped at $7,500.
(10) Includes $255,420 of Mr. Milroy's contribution account and $22,667 of the company's contribution account.
(11) Includes $255,420 of Mr. Milroy's contribution account and $75,557 of the company's contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock, rather than the 30% threshold stated in Mr. Milroy's employment agreement. Mr. Milroy's DEFCO account will become fully vested upon a change in control.

Jeffrey L. Wright

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	327,475[(1)]	506,097[(2)]	208,393[(3)]
Health Benefits	10,680[(4)]	10,680[(4)]	4,398[(5)]
Outplacement[(6)]	12,000	12,000	–
Car	9,750[(7)]	58,500[(8)]	11,375[(9)]
Financial Planning[(10)]	5,000	5,000	–
Deferred Compensation[(11)]	523,942	523,942	523,942
Total	888,847	1,116,219	748,108

(1) Reflects 11 months of base salary
(2) Reflects 17 months of base salary.
(3) Reflects seven months of base salary (one month for the notice period plus 6 months pay).
(4) Reflects 17 months of health benefits.
(5) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
(6) Outplacement is capped at $12,000.
(7) Reflects six times the monthly car allowance rate at an annual rate of $19,500.
(8) Reflects three times the annual car allowance at an annual rate of $19,500.
(9) Reflects seven months of car expense.
(10) Financial planning is capped at $5,000.
(11) Includes $321,308 of Mr. Wright's contribution account and $202,634 of the company contribution account. Mr. Wright's DEFCO account is fully vested.

Robert G. Wood

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	338,488[(1)]	523,118[(2)]	215,402[(3)]
Health Benefits	2,182[(4)]	2,182[(4)]	898[(5)]
Outplacement[(6)]	12,000	12,000	–
Car	9,293[(7)]	55,760(8)	10,842(9)
Financial Planning[(10)]	5,000	5,000	–
Deferred Compensation[(11)]	–	–	–
Total	366,963	598,060	227,142

(1) Reflects 11 months of base salary.
(2) Reflects 17 months of base salary.
(3) Reflects seven months of base salary (one month for the notice period plus six months pay).

[4] Reflects 17 months of health benefits.
[5] Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
[6] Outplacement is capped at $12,000.
[7] Reflects six times the monthly car allowance at an annual rate of $21,500 CAD (converted to US dollars using an exchange rate of 0.8645).
[8] Reflects three times the annual car allowance at an annual rate of $21,500 CAD (converted to US dollars using an exchange rate of 0.8645).
[9] Reflects seven months of car expense.
[10] Financial planning is capped at $5,000.
[11] Mr. Wood is not covered by the DEFCO.

Timothy N. Curran

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	252,083[1]	389,583[2]	160,416[3]
Health Benefits	10,468[4]	10,468[4]	4,310[5]
Outplacement[6]	12,000	12,000	–
Car	9,750[7]	58,500[8]	11,375[9]
Financial Planning[10]	5,000	5,000	–
Deferred Compensation	159,212[11]	198,450[12]	159,212[11]
Total	448,513	674,001	335,313

[1] Reflects 11 months of base salary
[2] Reflects 17 months of base salary.
[3] Reflects seven months of base salary (one month for the notice period plus six months' pay).
[4] Reflects 17 months of health benefits.
[5] Reflects seven months of medical and dental benefits (one month for the notice period plus six months' pay).
[6] Outplacement is capped at $12,000.
[7] Reflects six times the monthly car allowance at an annual rate of $19,500.
[8] Reflects three times the annual car allowance at an annual rate of $19,500.
[9] Reflects seven months of car expense.
[10] Financial planning is capped at $5,000.
[11] Includes $119,974 of Mr. Curran's contribution account and $39,238 of the company contribution account.
[12] Includes $119,974 of Mr. Curran's contribution account and $78,476 of the company contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock, rather than the 30% threshold stated in Mr. Curran's employment agreement. Mr. Curran's DEFCO account will become fully vested upon a change of control.

We have not entered into an employment agreement with Mr. Cotter; however, if Mr. Cotter experiences a change in control termination, which termination requires thirty days notice from the company, he would be entitled to certain benefits under our Change in Control Policy applicable to Vice Presidents. Specifically, he would be entitled to severance pay of $93,750, or five months of his base salary.

Our outstanding equity awards to our NEOs will accelerate on a change of control. Had a change of control occurred on June 27, 2009, the value of the acceleration on such date with respect to stock options would be zero because the exercise price of the options was in excess of the market value. The value with respect to the acceleration of vesting on the restricted stock on that date is disclosed in the "Market Value of Shares or Units of Stock that have Not Vested" in the Outstanding Equity Awards at Fiscal Year-End 2009 table on page 15.

Compensation Paid to Board Members

During fiscal 2009, we paid each director who was not otherwise employed by us an annual fee of $32,000, along with a $2,000 fee for each meeting of the Board of Directors attended in person ($500 for those attended telephonically), and $1,000 for each committee meeting of the Board of Directors attended in person ($500 for those attended telephonically). We also paid a $20,000 retainer to the Presiding Director, a $10,000 retainer to the Chair of the Audit Committee, and a $5,000 retainer to the Chairs of the Compensation and Corporate Governance Committees. In June 2009, the Compensation Committee also approved an annual retainer for the Chairman of the Board of $80,000, which amount is to be paid in five equal installments and is intended to compensate our Chairman of the Board for additional duties. Except for the fee for the Chairman of the Board, we did not increase fees paid to our non-employee directors in fiscal 2009.

In addition, directors who are not otherwise employed by the company are eligible to participate in the 2006 Equity Incentive Plan. For fiscal 2009, directors were granted 2,400 shares at an option exercise price equal to the market closing price on the date of grant. Each option has a 10-year term and becomes exercisable on the first anniversary of the grant date. On June 24, 2009, in connection with his appointment as Chairman of the Board, we granted Mr. Pippin an option to purchase 3,600 shares of our common stock at an exercise price equal to the closing price on the date of grant. This option has a ten-year term and becomes exercisable on June 24, 2010. Each new director receives a one-time grant of options to purchase 3,000 shares of common stock upon his or her initial election to the Board of Directors. Each of the 3,000 share options has a 10-year term and vests in three equal installments beginning on the first anniversary of the grant date. Non-employee directors also receive an annual stock grant; in fiscal 2009, this annual stock grant was 1,200 shares of common stock on the first business day of the calendar year.

Each director who is not an employee of the company is eligible to participate in our Amended and Restated Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual stock grants until the earlier of a specific date identified by the non-employee director or the termination of his or her services as a member of the board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the average of the closing prices of our common stock on the NASDAQ Global Select Market during the ten business days preceding the relevant valuation date, and is credited to a deferred compensation account maintained in his or her name. Deferred stock grants are converted on a share-for-share basis on the date of deferral and also credited to the non-employee director's account. The account will be credited with additional stock units, also based on such average market value, upon payment date for any dividends declared on our common stock. At the end of the deferral period, the amounts accumulated in the deferred compensation account will be distributed in the form of common stock under the 2006 Equity Incentive Plan equal to the number of whole stock units in the account and cash in lieu of any fractional shares (based on such average market value as of the distribution date).

Non-employee directors are not eligible to participate in any company-sponsored pension plan.

We also have in place stock ownership requirements for our non-employee directors. Specifically, each of our directors is required to own a minimum number of shares equal to three times the directors' annual base retainer. Once achieved, each director must maintain this ownership level at all times during the director's tenure with the company.

Director Summary Compensation Table

The following table shows the compensation of the company's non-employee directors for services in all capacities to us in fiscal 2009, except as otherwise indicated.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Option Awards [3] ($)	Non-Equity Incentive Compensation ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Paul Baszucki	52,000	24,252	18,192	N/A	N/A	N/A	94,444
John S. Bronson	58,500	24,252	18,192	N/A	N/A	N/A	100,944
J. Patrick Doyle	53,000	24,252	18,192	N/A	N/A	N/A	95,444
Wayne M. Fortun	59,500	24,252	18,192	N/A	N/A	N/A	101,944
Ernest Mrozek	53,500	24,252	18,192	N/A	N/A	N/A	95,944
M. Lenny Pippin	86,000	24,252	19,812	N/A	N/A	N/A	130,064
Alice M. Richter	64,000	24,252	18,192	N/A	N/A	N/A	106,444
Lynn Crump-Caine	55,000	24,252	15,038	N/A	N/A	N/A	94,290

[1] Includes amounts deferred at the director's election. As discussed above, directors can elect to defer all or part of their compensation. *See* discussion above under the section titled "Compensation Paid to Board Members."

[2] Shown is the expense, which is immediately recognized, in our financial statements for fiscal 2009 under FAS 123(R) for 1,200 shares of stock awarded to each director on January 2, 2009. The per share grant date fair value under FAS 123(R) for stock awarded to each director on January 2, 2009 was $20.21. Accounting estimates of forfeitures are not included in these figures.

[3] The FAS 123(R) expense shown above was recognized in our fiscal year 2009 financial statements and is related stock option grants that occurred in fiscal year 2008 and 2009. Accounting estimates of forfeitures are not included in these figures. On January 2, 2009, each director received an annual grant of 2,400 options with a fair value of $4.79 per option. On June 24, 2009, Mr. Pippin was awarded an additional grant of 3,600 options with a fair value of $5.40 per option in recognition of his new position as Chairman. Assumptions used in the valuation of stock option and stock awards are set forth in Note 10 to our audited financial statements for the year ended June 27, 2009.

To Ratify the Appointment of Independent Auditors

Our Board of Directors and management are committed to the quality, integrity and transparency of the company's financial reports. Independent auditors play an important part in our system of financial control. In accordance with the duties set forth in its written charter, the Audit Committee of our Board of Directors has appointed Ernst & Young LLP as our independent auditors for the 2010 fiscal year. A representative of Ernst & Young LLP will attend this year's annual meeting and will be available to respond to appropriate questions from shareholders, and also will have the opportunity to make a statement if he or she desires to do so.

If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee may reconsider its selection, but is not required to do so. Notwithstanding the proposed ratification of the appointment of Ernst & Young LLP by the shareholders, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year without notice to, or the consent of, the shareholders, if the Audit Committee determines that such a change would be in our best interests.

Fees Billed to Company by Auditors:

Set forth below are the fees billed by Ernst & Young LLP for the fiscal years ended June 27, 2009 and June 28, 2008:

	Fiscal Year Ended June 27, 2009	Fiscal Year Ended June 28, 2008
Audit Fees[1]	$753,789	$671,085
Audit-Related Fees[2]	9,173	9,500
Tax Fees[3]	209,446	217,406
All Other Fees	—	—
Total	$972,408	$897,991

[1] Represents amounts related to the audit of our annual consolidated financial statements and the review of our consolidated financial statements included in our quarterly reports on Form 10-Q. For fiscal years 2009 and 2008, this amount also includes fees for an internal control review pursuant to Section 404 of the Sarbanes- Oxley Act.

[2] Represents amounts reasonably related to the performance of the audit or review of our consolidated financial statements which are not reported under the Audit Fees category.

[3] Represents fees related to tax compliance and tax planning services.

The Audit Committee of our Board of Directors has reviewed the services described in footnotes (2) and (3) above provided by Ernst & Young LLP as well as the amounts billed for such services, and after consideration has determined that the receipt of these fees by Ernst & Young LLP is compatible with the provision of independent audit services. The Audit Committee has discussed these services and fees with Ernst & Young LLP and management to determine that they are appropriate under applicable rules and regulations.

Pre-Approval Policy

All services performed by Ernst & Young LLP have been pre-approved in accordance with the Audit Committee charter. The charter provides that all audit and non-audit accounting services that are permitted to be performed by our independent accountant under applicable rules and regulations must be pre-approved by the Audit Committee or by designated independent members of the Audit Committee, other than with respect to de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act.

Prior to or as soon as practicable following the beginning of each fiscal year, a description of audit, audit-related, tax, and other services expected to be performed by Ernst & Young LLP in the following fiscal year is presented to the Audit Committee for approval. Following such approval, any requests for audit, audit-related, tax, and other services not presented and pre-approved must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, may be delegated to one or more members of the Audit Committee who are independent directors. In the event such authority is so delegated, the full Audit Committee must be updated at the next regularly scheduled meeting with respect to any services that were granted specific pre-approval by delegation. During the fiscal year 2009 the Audit Committee has functioned in conformance with these procedures.

GOVERNANCE OF THE COMPANY

Board of Directors and Committees

Board of Directors

Our Board of Directors held ten meetings during fiscal 2009, six of which were held in person, and four of which were conducted by telephone. We have established certain committees of our Board of Directors, as follows: an Audit Committee, a Compensation Committee and a Corporate Governance Committee. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the committees of the board on which such director served during the 2009 fiscal year. On August 25, 2005, the Board of Directors created the position of Presiding Director and elected Mr. M. Lenny Pippin to serve in that capacity. Chosen from among the board's independent directors, the Presiding Director's primary responsibility is to ensure that the board functions independently of management and that proper communication is maintained among management and the board's independent directors. On May 7, 2009, Mr. Pippin was appointed Chairman of the Board. As Chairman, Mr. Pippin's primary responsibilities include managing the board, facilitating communication among directors and between the board and management, leading CEO succession planning, leading the board self-evaluation process and assisting in shareholder relations.

Director Attendance at Annual Meetings of Shareholders

We do not have a formal policy with respect to attendance by board members at the annual meeting of shareholders, but all directors are encouraged to attend, and we attempt to coordinate scheduling of our annual meeting of shareholders to accommodate attendance by directors. All of our directors attended our fiscal 2008 annual meeting of shareholders.

Independence

With the exception of Messrs. Milroy and Wright, all of the members of our Board of Directors are independent within the meaning of applicable NASDAQ Global Select Market and SEC rules. When considering the independence of directors, the Board of Directors determined that Mr. Doyle's position as President of Domino's Pizza U.S.A., which is a customer of the company, did not impair the independence of Mr. Doyle. All of the transactions with Domino's Pizza U.S.A. were conducted on arms length terms in the ordinary course of business, and the amount involved with the transactions represent less than one percent of the revenues of Domino's Pizza U.S.A.

Corporate Governance Committee

We have established a Corporate Governance Committee of the Board of Directors comprised solely of "independent directors" (as defined by applicable rules and regulations of the Securities Exchange Commission, NASDAQ Global Select Market and other relevant regulatory bodies), one of whom also serves on the Compensation Committee of the board. The primary roles of the Corporate Governance Committee are to monitor the effectiveness of the board in carrying out certain responsibilities, to assure appropriate board composition, to select a Chief Executive Officer and review annually the performance of the company's Chief Executive Officer and the operation of the full Board of Directors (including its Chairman and its various committees) and to assure that succession plans for senior management are developed and implemented. In addition, the Corporate Governance Committee presents qualified director candidates to the full board and considers qualified nominees recommended by shareholders.

The Corporate Governance Committee, which presently consists of Chair M. Lenny Pippin, Messrs. Baszucki and Bronson, held five meetings during fiscal 2009, four of which were held in person and one of which was conducted by telephone, and did not take action by written consent. Our Board of Directors has adopted a written charter for the Corporate Governance Committee, a copy of which is available at our website at http://www.gkservices.com.

The Corporate Governance Committee has one member in common with the Compensation Committee. The Chair and members of the Corporate Governance Committee are appointed by the Board of Directors at the annual organizational meeting of the board.

Audit Committee

We have established an Audit Committee of the Board of Directors which assists the Board of Directors in fulfilling certain oversight responsibilities and consists solely of independent directors. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors, a copy of which is available at our website at http://www.gkservices.com. As set forth in the charter, the primary responsibilities of the Audit Committee include serving as an independent and objective party to monitor our financial reporting process and internal control system; reviewing and appraising the audit results of our independent auditors and internal audit department; and providing an open avenue of communication among the independent auditors, financial and senior management, the internal audit department, and our Board of Directors. The charter also requires that the Audit Committee appoint our independent auditors and review and pre-approve the performance of all audit and non-audit accounting services to be performed by our independent auditors, other than services falling within the de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act.

The Audit Committee, which presently consists of Chair Alice M. Richter, Ms. Crump-Caine and Mr. Mrozek held 13 meetings during fiscal 2009, four of which were held in person and nine of which were conducted by telephone, and did not take action by written consent. The Audit Committee met and held discussions with financial management and representatives from Ernst & Young LLP prior to the public release of earnings information for each of our completed fiscal periods, and prior to each quarterly report on Form 10-Q and annual report on Form 10-K being filed with the Securities and Exchange Commission.

Our Board of Directors has determined that two members of the Audit Committee, specifically Ms. Richter and Mr. Mrozek, are "Audit Committee Financial Experts" as that term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. In addition, each member of the Audit Committee is an "independent director," as such term is defined in Rule 5605(a)(2) of the NASDAQ Global Select Market's listing standards, and meets the criteria for independence set forth in Rule 5605(c)(2) of the NASDAQ Global Select Market's listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended. Our Board of Directors has also determined that each of the Audit Committee members is able to read and understand fundamental financial statements and that at least one member of the Audit Committee has past employment experience in finance or accounting.

Compensation Committee

The Compensation Committee of the Board of Directors, which presently consists of Chair Wayne M. Fortun and Messrs. Bronson and Doyle, held nine meetings during fiscal 2009, five of which were held in person and four of which were conducted by telephone, and did not take action by written consent. All members of the Compensation Committee are "independent directors" within the meaning of the NASDAQ Global Select Market's Rule 5605(a)(2) and "non-employee directors" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended. The Compensation Committee reviews our remuneration policies and practices and makes recommendations to our board in connection with all compensation matters affecting our executive officers. Our Board of Directors has adopted a written charter for the Compensation Committee, a copy of which is available at our website at http://www.gkservices.com.

Ability of Shareholders to Communicate with the Company's Board of Directors

We have established means for shareholders and others to communicate with our Board of Directors. If a shareholder wishes to address a matter regarding our financial statements, accounting practices or internal controls, the matter should be submitted in writing addressed to the Chair of the Audit Committee in care of the Corporate Secretary at our headquarters address. If the matter relates to our governance practices, business ethics or corporate conduct, it should be submitted in writing addressed to the Chair of the Corporate Governance Committee in care of the Corporate Secretary at our headquarters address. If the matter relates to our compensation practices, it should be submitted in writing addressed to the Chair of the Compensation Committee in care of the Corporate Secretary at our headquarters address. If a shareholder is unsure where to direct a communication, the shareholder may direct it in writing to the Chairman of the

Board of Directors, or to any one of the independent directors of the company, in care of the Corporate Secretary at our headquarters address. As appropriate, these shareholder communications will be forwarded by the Corporate Secretary to the appropriate addressee.

Report of the Audit Committee

The Audit Committee has reviewed our audited consolidated financial statements for the last fiscal year, and has discussed them with management and the independent registered public accounting firm.

Specifically, the Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence, including a consideration of the compatibility of non-audit services with such independence.

The Audit Committee, based on the review and discussions described above with management and Ernst & Young LLP, has recommended to our Board of Directors, which adopted this recommendation, that the audited consolidated financial statements be included in our annual report on Form 10-K for the fiscal 2009 for filing with the Securities and Exchange Commission.

As reported:

Alice M. Richter
Lynn Crump-Caine
Ernest J. Mrozek

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was during fiscal 2009 an officer, former officer or employee of the company or any of its subsidiaries. During fiscal 2009, none of our executive officers served as a member of (i) the compensation committee of another entity, one of whose executive officers served on the compensation committee of our Board of Directors, (ii) the board of directors of another entity, one of whose executive officers served on the Compensation Committee of our Board of Directors, or (iii) the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our Board of Directors.

Consideration of Director Candidates

The Corporate Governance Committee, together with the Chairman of the Board of Directors and other directors, recruits director candidates and presents qualified candidates to the full Board of Directors for consideration. At each annual shareholders' meeting, the Board of Directors proposes to the shareholders a slate of nominees for election or re-election to the board. Shareholders may propose director nominees for consideration by the Corporate Governance Committee by submitting a recommendation in writing to the Chair of the Corporate Governance Committee, in care of our Corporate Secretary at our headquarters address. We use third party search firms to locate and evaluate qualified candidates.

Qualified director candidates, whether identified by shareholders or otherwise, will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The Corporate Governance Committee will consider each candidate's general business and industry experience, his or her ability to act on behalf of shareholders, overall board diversity, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating board nominees. If the Corporate Governance Committee approves a candidate for further review following an initial screening, the Corporate Governance Committee will establish an interview process for the candidate. Generally, the candidate will meet with at least a majority of the members of the Corporate Governance Committee, along with the Chairman of the Board of Directors and our CEO. Contemporaneously with the interview process, the Corporate Governance Committee will conduct a comprehensive conflicts-of-interest assessment of the candidate. The Corporate Governance Committee will consider reports of the interviews and the conflicts-of-interest assessment to determine whether to recommend the candidate to the full Board of Directors. The Corporate Governance Committee will also take into consideration the candidate's personal attributes, including personal integrity, and concern for the company's success and welfare, willingness to apply sound and independent business judgment, awareness of a director's vital part in the company's good corporate citizenship and image, time available for meetings and consultation on company matters, and willingness to assume broad, fiduciary responsibility.

Shareholders who wish to nominate a candidate for election to the Board of Directors at the annual meeting must comply with our advance notice bylaw described elsewhere in this proxy statement.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct for our Board of Directors and a Code of Ethical Conduct for Senior Executives and Financial Managers. The latter of these codes, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. These codes are posted on our website at http://www.gkservices.com. We will promptly disclose on our website amendments to certain provisions of these codes, and any waivers of provisions of these codes required to be disclosed under the rules of the SEC or the NASDAQ Global Select Market.

Voting Securities and Principal Holders Thereof

The following table sets forth, as of September 18, 2009, the record date for the annual meeting, certain information with regard to the beneficial ownership of our common stock and the voting power resulting from the ownership of such stock by (i) all persons known by us to be the owner, of record or beneficially, of more than 5% of our outstanding common stock, (ii) each of our directors and each of the nominees for election to our Board of Directors, (iii) each NEO, and (iv) all executive officers and directors as a group, without regard to whether such persons are also reporting persons for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the address of each of the following persons is 5995 Opus Parkway, Minnetonka, Minnesota 55343.

	Class A Common Stock	
Name of Beneficial Owner(1)	Number of Shares	Percent of Class
Marcantonio, Richard L.[2]	387,179	2.09%
Wright, Jeffrey L.[3]	122,325	*
Milroy, Douglas A.[4]	79,179	*
Wood, Robert G.[5]	72,250	*
Curran, Timothy N.[6]	36,969	*
Fortun, Wayne M.[7]	25,135	*
Baszucki, Paul[8]	21,400	*
Miller, David M.[9]	16,544	*
Bronson, John S.[10]	15,400	*
Richter, Alice M.[11]	14,900	*
Pippin, M. Lenny[12]	13,500	*
Doyle, J. Patrick[13]	13,400	*
Mrozek, Ernest J.[14]	13,400	*
Cotter, Jeffrey L.[15]	9,605	*
Crump-Caine, Lynn[16]	2,200	*
All executive officers and directors as a group (15 persons)[17]	843,386	4.56%
T. Rowe Price Associates, Inc.[18] 100 East Pratt Street Baltimore, MD 21202	1,883,470	10.18%
Dimensional Fund Advisors, Inc. [18] 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	1,694,456	9.16%
Barclays Global Investors NA[18] 45 Fremont Street San Francisco, CA 94105	1,331,979	7.20%

* Indicates an amount less than 1%.

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Indicates holdings as of June 17, 2009. Includes 336,161 shares subject to stock options that are exercisable within the next 60 days.

(3) Includes 62,401 shares subject to stock options that are exercisable within the next 60 days and 37,994 shares of unvested restricted stock.

(4) Includes 15,684 shares subject to stock options that are exercisable within the next 60 days and 55,518 shares of unvested restricted stock.

(5) Includes 42,222 shares subject to stock options that are exercisable within the next 60 days and 17,307 shares of unvested restricted stock.

(6) Includes 22,039 shares subject to stock options that are exercisable within the next 60 days and 12,010 shares of unvested restricted stock.

(7) Includes 12,300 shares subject to stock options that are exercisable within the next 60 days.

(8) Includes 12,300 shares subject to stock options that are exercisable within the next 60 days.

(9) Indicates holdings as of July 23, 2009.

(10) Includes 10,300 shares subject to stock options that are exercisable within the next 60 days.

(11) Includes 10,300 shares subject to stock options that are exercisable within the next 60 days.

(12) Includes 12,300 shares subject to stock options that are exercisable within the next 60 days.

(13) Includes 9,300 shares subject to stock options that are exercisable within the next 60 days.

(14) Includes 9,300 shares subject to stock options that are exercisable within the next 60 days.

(15) Includes 3,134 shares subject to stock options that are exercisable within the next 60 days and 5,909 shares of unvested restricted stock.

(16) Includes 1,000 shares subject to stock options that are exercisable within the next 60 days.

(17) Includes 558,741 shares subject to stock options that are exercisable within the next 60 days and 245,658 shares of unvested restricted stock.

(18) Based solely upon the most recent report filed with the Securities and Exchange Commission pursuant to Rule 13f-1 of the Securities Exchange Act of 1934, as amended.

The foregoing footnotes are provided for informational purposes only and each person disclaims beneficial ownership of shares owned by any member of his or her family, or held in trust for any other person, including family members, or held by a family limited partnership or foundation.

Certain Transactions

Our board reviews and approves any transactions with related parties in which the related person has or will have a material direct or indirect interest. Our board's related review and approval policies are not in writing, but in conducting such reviews and approving such transactions, among other things, our board considers the type of transaction proposed, appropriate regulatory requirements, the monetary value of the transaction, the nature of the goods and/or services involved and whether the transaction may influence the related person's ability to exercise independent business judgment when conducting the company's business and affairs.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NASDAQ Global Select Market. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms furnished to the company, or written representations that no Forms 5 were required, we believe that during fiscal 2009, our officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

Proposals of Shareholders for the 2010 Annual Meeting

Rule 14a-8

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some shareholder proposals may be eligible for inclusion in our 2010 proxy statement. These shareholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary. Failure to deliver a proposal by one of these means may result in it not being deemed timely received. We must receive all submissions no later than June 11, 2010. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement.

Advance Notice Provision

Our Amended and Restated Bylaws also have an advance notice procedure that shareholders must comply with to bring business before an annual meeting of shareholders, including the nomination of directors. The advance notice procedure requires that a shareholder interested in presenting a proposal for action at an annual meeting of shareholders must deliver a written notice of the proposal, together with certain specified information relating to such shareholder's stock ownership, identity and other matters, to our Corporate Secretary at least 120 days in advance of the date that our proxy statement was released to shareholders in connection with the previous year, or if no annual meeting was held, or if the date of the annual meeting has changed by more than 30 days from the date contemplated at the time of the previous years proxy statement, the notice must be received not less than 120 days in advance of the first date that the solicitation was made. We currently contemplate mailing our 2009 proxy statement to our shareholders in early October 2009. Therefore, proposals need to be submitted in accordance with the foregoing by June 11, 2010.

Due to the complexity of the respective rights of the shareholders and the company under Rule 14a-8 and the advance notice provision, any shareholder desiring to propose such an action is advised to consult with his or her legal counsel with respect to such rights. We suggest that any such proposal be submitted to us by certified mail, return receipt requested.

Discretionary Proxy Voting Authority/ Untimely Shareholder Proposals

Rule 14a-4 promulgated under the Securities and Exchange Act of 1934 governs our use of our discretionary proxy voting authority with respect to a shareholder proposal that the shareholder has not sought to include in our proxy statement. As set forth above, shareholders must comply with the advance notice procedure in our bylaws if they are to submit a proposal for consideration at our annual meeting. We do not intend to entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our bylaws. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such shareholder proposal or nomination.

Shareholders Sharing an Address

Shareholders sharing an address with another shareholder may receive only one copy of our annual report and proxy materials at that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate annual report or set of proxy materials now or in the future may write us to request a separate copy of these materials from Investor Relations, G&K Services, Inc., 5995 Opus Parkway, Minnetonka, MN 55343, or by calling Investor Relations, at (952) 912-5500. Any shareholders sharing an address with another shareholder can request delivery of a single copy of annual reports or proxy statements if they are receiving multiple copies of annual reports or proxy statements by contacting us as set forth above.

Annual Report on Form 10-K

A copy of our Form 10-K for the fiscal year ended June 27, 2009, as filed with the SEC, including the financial statements, schedules and list of exhibits, and any exhibit specifically requested, will be furnished without charge to any shareholder upon written request. Please write or call our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5995 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5500. You may also access a copy of our Form 10-K on both our website at http://www.gkservices.com and the SEC's website at http://www.sec.gov.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on November 12, 2009

Our proxy statement and 2009 Annual Report are available at www.gkservices.com.

Directions to the Meeting

You may request directions to the annual meeting by writing or calling our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5995 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5500.

Solicitation

We will bear the cost of preparing, assembling and mailing the proxy, proxy statement, annual report and other material which may be sent to the shareholders in connection with this solicitation. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of stock, in which case they will be reimbursed by us for their expenses in doing so. Proxies are being solicited primarily by mail, but, in addition our officers and regular employees may solicit proxies personally, by telephone, by special letter, or via the Internet.

Our Board of Directors does not intend to present to the meeting any other matter not referred to above and does not presently know of any matters that may be presented to the meeting by others. However, if other matters come before the meeting, it is the intent of the persons named in the enclosed proxy to vote the proxy in accordance with their best judgment.

By Order of the Board of Directors
G&K Services, Inc.

Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

Executive Management Team

Douglas A. Milroy
Chief Executive Officer

Jeffrey L. Wright
Executive Vice President and
Chief Financial Officer

Jeffrey L. Cotter
Vice President, General Counsel and
Corporate Secretary

Timothy N. Curran
Senior Vice President,
U.S. Field

Karen S. Kirwan
Vice President and
Chief Information Officer

Jacqueline T. Punch
Senior Vice President,
Human Resources

Richard J. Stutz
Senior Vice President,
Operations and Sourcing

Robert G. Wood
President,
G&K Services Canada, Inc.

Corporate Information

Corporate Address
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com

Common Stock
The common stock of G&K Services, Inc., trades on the Global Select Market of The NASDAQ Stock Market LLC under the symbol GKSR.

Annual Meeting
Our annual shareholders' meeting will be held at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, on Thursday, November 12th, 2009 at 10:00 a.m. Central Standard Time.

Independent Auditors
Ernst & Young LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
St. Paul, Minnesota

Investor Inquiries
To receive an Annual Report on Form 10-K or additional information, contact Shayn Carlson, Director of Investor Relations, at the corporate address, phone number or website.



Left to right: J. Wright, J.P. Doyle, L. Crump-Caine, P. Baszucki, D. Milroy, L. Pippin, E. Mrozek, A. Richter, W. Fortun, J. Bronson

Audit Committee

Lynn Crump-Caine
Ernest J. Mrozek
Alice M. Richter*

Compensation Committee

John S. Bronson
J. Patrick Doyle
Wayne M. Fortun*

Corporate Governance Committee

Paul Baszucki
John S. Bronson
M. Lenny Pippin*†

*Committee Chairperson

†Chairman of the Board and Presiding Director

Board of Directors

M. Lenny Pippin
Chairman of the Board and Presiding Director
Former President and Chief Executive Officer
The Schwan Food Company

Paul Baszucki
Retired, Chairman of the Board
Norstan, Inc.

John S. Bronson
Former Senior Vice President
Williams-Sonoma, Inc.

Lynn Crump-Caine
Founder and Chief Executive Officer
Outsidein Consulting
Former Executive Vice President,
Worldwide Operations
McDonald's Corporation

J. Patrick Doyle
President, Domino's U.S.A.
Domino's Pizza, Inc.

Wayne M. Fortun
President and Chief Executive Officer
Hutchinson Technology, Inc.

Douglas A. Milroy
Chief Executive Officer

Ernest J. Mrozek
Former Vice Chairman and
Chief Financial Officer
The ServiceMaster Company

Alice M. Richter
Retired, Partner
KPMG LLP

Jeffrey L. Wright
Executive Vice President and
Chief Financial Officer




G&K SERVICES

G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500

www.gkservices.com


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